# Annual Report

**MARCH 31, 2005**

Ivy Asset Strategy Fund
Ivy Capital Appreciation Fund
Ivy Core Equity Fund
Ivy High Income Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund

Ivy Limited-Term Bond Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Science and Technology Fund
Ivy Small Cap Growth Fund

 IVY FUNDS

# CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by a current Ivy Funds, Inc. prospectus and current performance information.

# President's Letter

*March 31, 2005*



## DEAR SHAREHOLDER:

The 12-month period ended March 31, 2005 offered solid results for most investors. Although the final quarter of the period was challenging, with negative returns for both stocks and bonds, the 12-month period as a whole was generally positive for the financial markets and the economy. Stocks ended the 12-month period higher, with the S&P 500 returning 6.69 percent and the Dow Jones Industrial Average returning 3.63 percent. Bonds, in comparison, showed mixed performance and ended the year relatively flat. The Lehman Brothers U.S. Credit Index, which generally represents the performance of the U.S. bond market, had a positive return of 0.84 percent over the last 12 months.

Over the course of the 12-month period, the markets faced numerous challenges. These included continued turmoil in Iraq, the U.S. presidential election, rising energy prices and a decline in the value of the dollar. Corporate earnings remained strong, however, and gross domestic product (GDP) averaged a 4 percent annualized growth rate over 2004, and appears to have grown at about the same rate in the first quarter of 2005.

The strengthening economy caused inflation concerns, which led the Federal Reserve to begin a series of incremental increases in short-term interest rates. The Fed enacted five small rate increases between June and mid-December of 2004, and two more in the first quarter of 2005. During the period, short-term rates rose from the historically low level of 1 percent to 2.75 percent. The Fed has stated that, at this point, it intends to continue considering "measured" rate increases over the next few months.

As we look ahead, we continue to feel that signs point to a favorable environment for stocks and the economy. We believe that the economy could see a real growth rate of around 3 percent for the year, with a nominal growth rate (after inflation) of 6 percent or so. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally mirror the growth in profits. With that in mind, we look for a solid year for the equity markets.

Keep in mind, however, that uncertainty is a core feature of the financial markets. That's why we believe that adhering to the fundamental principles of investing is the best way to work toward your long-term financial goals. By investing regularly and diversifying your portfolio among different asset classes and investment styles, we believe that you are more likely to maximize the potential to meet your financial goals.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, can be your key to a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

**Respectfully,**

*Henry J. Herrmann*

**Henry J. Herrmann, CFA**
President

**The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.**

# Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2005.

## Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

## Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

## Ivy Asset Strategy Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return**[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,115 | 1.47% | $ 7.73 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,110 | 2.31 | 12.17 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,111 | 2.21 | 11.64 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,115 | 1.35 | 7.13 |
| **Based on 5% Return**[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018 | 1.47% | $ 7.37 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013 | 2.31 | 11.62 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.21 | 11.11 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018 | 1.35 | 6.80 |

## Ivy Capital Appreciation Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return**[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,081 | 1.18% | $ 6.13 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,076 | 2.02 | 10.45 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,074 | 2.14 | 11.08 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,081 | 1.16 | 6.03 |
| **Based on 5% Return**[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019 | 1.18% | $ 5.95 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015 | 2.02 | 10.14 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.14 | 10.77 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019 | 1.16 | 5.85 |

## Ivy Core Equity Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return**[1] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,088 | 1.46% | $ 7.58 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,084 | 2.32 | 12.05 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,085 | 2.20 | 11.42 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,091 | 1.24 | 6.47 |
| **Based on 5% Return**[2] | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018 | 1.46% | $ 7.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013 | 2.32 | 11.64 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.20 | 11.03 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019 | 1.24 | 6.25 |

See footnotes on page 10.

## Ivy High Income Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,021 | 1.44% | $ 7.27 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017 | 2.32 | 11.66 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017 | 2.17 | 10.92 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,022 | 1.27 | 6.41 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018 | 1.44% | $ 7.25 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013 | 2.32 | 11.64 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.17 | 10.91 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019 | 1.27 | 6.40 |

## Ivy International Growth Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,111 | 1.86% | $ 9.76 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,106 | 2.88 | 15.12 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,107 | 2.75 | 14.42 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,113 | 1.53 | 8.04 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,016 | 1.86% | $ 9.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011 | 2.88 | 14.44 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011 | 2.75 | 13.77 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017 | 1.53 | 7.68 |

## Ivy Large Cap Growth Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,070 | 1.46% | $ 7.51 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,064 | 2.50 | 12.87 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,066 | 2.24 | 11.54 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,071 | 1.16 | 6.01 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018 | 1.46% | $ 7.32 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012 | 2.50 | 12.55 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.24 | 11.25 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019 | 1.16 | 5.86 |

See footnotes on page 10.

## Ivy Limited-Term Bond Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $ 997 | 1.25% | $ 6.20 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 992 | 2.18 | 10.82 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 992 | 2.14 | 10.61 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 997 | 1.15 | 5.73 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,019 | 1.25% | $ 6.27 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.18 | 10.94 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.14 | 10.73 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,019 | 1.15 | 5.80 |

## Ivy Mid Cap Growth Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,081 | 1.61% | $ 8.37 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,073 | 2.74 | 14.17 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,077 | 2.39 | 12.36 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,083 | 1.34 | 6.98 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017 | 1.61% | $ 8.11 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011 | 2.74 | 13.75 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,013 | 2.39 | 11.98 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018 | 1.34 | 6.76 |

## Ivy Money Market Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,006 | 0.78% | $3.88 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,001 | 1.57 | 7.85 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,001 | 1.60 | 8.00 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,021 | 0.78% | $3.91 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017 | 1.57 | 7.91 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,017 | 1.60 | 8.07 |

See footnotes on page 10.

## Ivy Municipal Bond Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,002 | 1.34% | $ 6.68 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 998 | 2.08 | 10.37 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 998 | 2.15 | 10.69 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,001 | 1.42 | 7.09 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,018 | 1.34% | $ 6.73 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,015 | 2.08 | 10.46 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.15 | 10.78 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018 | 1.42 | 7.15 |

## Ivy Science and Technology Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,112 | 1.64% | $ 8.62 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,105 | 2.79 | 14.65 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,107 | 2.53 | 13.29 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,113 | 1.43 | 7.54 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017 | 1.64% | $ 8.23 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,011 | 2.79 | 14.00 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012 | 2.53 | 12.70 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018 | 1.43 | 7.20 |

## Ivy Small Cap Growth Fund Expenses

| For the Six Months Ended March 31, 2005 | Beginning Account Value 9-30-04 | Ending Account Value 3-31-05 | Annualized Expense Ratio Based on the Six-Month Period | Expenses Paid During Period* |
|---|---|---|---|---|
| **Based on Actual Fund Return[1]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,146 | 1.56% | $ 8.37 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,141 | 2.50 | 13.35 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,142 | 2.24 | 11.99 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,147 | 1.35 | 7.21 |
| **Based on 5% Return[2]** | | | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,000 | $1,017 | 1.56% | $ 7.87 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,012 | 2.50 | 12.55 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,014 | 2.24 | 11.27 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,018 | 1.35 | 6.78 |

See footnotes on page 10.

\*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2005, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

# Managers' Discussion of Ivy Asset Strategy Fund

*March 31, 2005*

 

**An interview with Michael L. Avery and Daniel J. Vrabac, portfolio managers of the Ivy Asset Strategy Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund outperformed all of its benchmarks for the fiscal year, with Class C shares of the Fund increasing 11.11 percent. In comparison, the Fund's stock benchmark index, the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), increased 6.69 percent during the fiscal year. The Lipper Flexible Portfolio Funds Universe Average (generally representing the performance of the universe of funds with similar investment objectives), increased 4.95 percent for the fiscal year, the Citigroup Broad Investment Grade Index (reflecting the performance of securities that generally represent the bond market) increased 1.23 percent, and the Citigroup Short-Term Index for 1 Month Certificates of Deposit (reflecting the performance of securities that generally represent one-month certificates of deposit) increased 1.78 percent. Multiple indexes are presented because the Fund invests in stocks, bonds and short-term instruments. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What helped the Fund outperform its benchmark indexes during the fiscal year?

We believe that our focus on energy, natural resources and Asian holdings generally helped us outperform domestic equities overall, as represented by the benchmark index.

## What other market conditions or events influenced the Fund's performance during the fiscal year?

For several quarters now, the Fund has been increasing its focus on Asia, as we believe that Asia will continue to gain in importance as a major growth area in the global economy. China has gradually been opening its economy over the last 25 years, but the pace has accelerated in very recent years. This has led to an increase in Chinese per capita income, which has been followed by an increase in the demand for goods and services. Also impacting this trend for other Asian or Pacific Rim countries has been the decline in the U.S. dollar over the last two years or so, which has helped to boost investment in those regions.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

The Fund has maintained a consistent strategy over the past several quarters, based on our following fundamental themes:

- We believe the best asset returns over the next several years will come from outside the U.S.

- We feel that there is a shift in the source of global economic growth occurring. We anticipate that global growth may be driven primarily by Asia in the coming decades, and perhaps by other emerging markets.

- In our view, energy markets will be impacted by rising demand at a time of declining global supply.

- We think that as the U.S. drops deeper as a debtor nation to the rest of the world, the U.S. share of global gross domestic product (GDP) will decline and the dollar will be weak.

- The more than 20-year decline in U.S. interest rates is, in our view, at an end. We believe the tailwind for the market has subsided, and that a headwind is picking up speed.

- We feel that the implication, in general, for the U.S. equity market is not encouraging.

Turning these themes into a portfolio has led to significant investments in energy and natural resource equities, Asian equities, gold bullion and gold equities, and fixed-income instruments that have the potential to provide income while typically shielding the portfolio from price declines in a rising rate environment.

## What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

While we consider the themes outlined above as medium- and long-term, we are under no illusion that this is a one-way street. There has been, and we believe there will continue to be, significant volatility in all of these markets, as well as in the U.S. market. That said, we continue to believe that the focus on the fundamentals we outlined above potentially could serve the investor well in the near-term period.

**The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——————— | Ivy Asset Strategy Fund, Class C Shares[1][2] . . . . . . . . . . . . . . . . . . . | $21,614 |
| — — — – | S&P 500 Index[1] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $27,067 |
| — — — | Citigroup Broad Investment Grade Index[1] . . . . . . . . . . . . . . . . . . . . | $19,685 |
| – – – – – | Citigroup Short-Term Index for 1 Month Certificates of Deposit[1] . . . | $15,055 |
| —·—·— | Lipper Flexible Portfolio Funds Universe Average[1] . . . . . . . . . . . . . . | $22,136 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, the investments were effected as of April 30, 1995.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[3]

| | Class A | Class B | Class C[4] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05 . . . . . . . . . . . . . . . | 5.58% | 7.02% | 11.11% | 12.05% |
| 5-year period ended 3-31-05 . . . . . . . . . . . . . . . | — | — | 3.58% | 4.47% |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . | — | — | — | — |
| Since inception of Class through 3-31-05[5] . . . . | 3.27% | 3.32% | 8.05% | 9.23% |

(3) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(4) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(5) 7-10-00 for Class A shares, 7-3-00 for Class B shares, 4-20-95 for Class C shares and 12-29-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY ASSET STRATEGY FUND

### Portfolio Highlights

On March 31, 2005, Ivy Asset Strategy Fund had net assets totaling $109,081,385 invested in a diversified portfolio of:

| | |
|---|---|
| 73.21% | Common Stocks |
| 10.53% | Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts |
| 5.32% | Bullion |
| 4.30% | United States Government and Government Agency Securities |
| 3.80% | Corporate Debt Securities |
| 2.84% | Other Government Securities |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Common Stocks . . . . . . . . . . . . . . . . . . . | $73.21 |
| | Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts . . . . . . . . . . . . . . . | $10.53 |
| | Bullion . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.32 |
| | United States Government and Government Agency Securities. . . . . . . | $ 4.30 |
| | Corporate Debt Securities . . . . . . . . . . . . | $ 3.80 |
| | Other Government Securities . . . . . . . . . . | $ 2.84 |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Raw Materials Stocks . . . . . . . . . . . . . . . . | $17.24 |
| | Energy Stocks. . . . . . . . . . . . . . . . . . . . . | $11.96 |
| | Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts . . . . . . . . . . . . . . . . . . . . . . | $10.53 |
| | Multi-Industry Stocks . . . . . . . . . . . . . . . | $ 8.88 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . | $ 6.52 |
| | Technology Stocks . . . . . . . . . . . . . . . . . | $ 5.61 |
| | Bullion . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 5.32 |
| | Consumer Nondurables Stocks. . . . . . . . . | $ 5.31 |
| | Shelter Stocks. . . . . . . . . . . . . . . . . . . . . | $ 4.67 |
| | United States Government and Government Agency Securities. . . . . . . | $ 4.30 |
| | Financial Services Stocks . . . . . . . . . . . . | $ 4.09 |
| | Miscellaneous Stocks . . . . . . . . . . . . . . . | $ 3.94 |
| | Corporate Debt Securities . . . . . . . . . . . . | $ 3.80 |
| | Other Government Securities . . . . . . . . . . | $ 2.84 |
| | Consumer Durables Stocks. . . . . . . . . . . . | $ 2.59 |
| | Business Equipment and Services Stocks . | $ 2.40 |

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| BULLION – 5.32% | Troy Ounces | Value |
|---|---|---|
| Gold. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,556 | $ 5,808,243 |
| (Cost: $5,287,146) | | |

| COMMON STOCKS | Shares | |
|---|---|---|
| **Aircraft – 1.99%** | | |
| BAE SYSTEMS plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 107,500 | 526,849 |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,300 | 777,518 |
| United Technologies Corporation . . . . . . . . . . . . . . . . . . . . | 8,550 | 869,193 |
| | | 2,173,560 |
| **Aluminum – 0.83%** | | |
| Aluminum Corporation of China Limited, H Shares (A) . . . . . . | 1,560,600 | 900,404 |
| **Banks – 0.40%** | | |
| Citigroup Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,700 | 435,918 |
| **Beverages – 0.73%** | | |
| Molson Coors Brewing Company, Class B (A) . . . . . . . . . . . . . | 10,362 | 797,492 |
| **Business Equipment and Services – 2.40%** | | |
| Headwaters Incorporated*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 40,400 | 1,326,938 |
| Jacobs Engineering Group Inc.* . . . . . . . . . . . . . . . . . . . . . . | 11,450 | 594,484 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 46,400 | 601,097 |
| Pacific Basin Shipping Limited (A). . . . . . . . . . . . . . . . . . . . | 211,000 | 100,772 |
| | | 2,623,291 |
| **Capital Equipment – 2.54%** | | |
| Caterpillar Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,650 | 1,613,916 |
| Chicago Bridge & Iron Company N.V., NY Shares. . . . . . . . . . . | 8,354 | 367,827 |
| Deere & Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,839 | 794,752 |
| | | 2,776,495 |
| **Chemicals – Petroleum and Inorganic – 0.46%** | | |
| LG Chem, Ltd. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,310 | 497,006 |
| **Coal – 1.58%** | | |
| Foundation Coal Holdings, Inc. . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 235,100 |
| Peabody Energy Corporation. . . . . . . . . . . . . . . . . . . . . . . . . | 32,200 | 1,492,792 |
| | | 1,727,892 |
| **Communications Equipment – 0.65%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,900 | 714,809 |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Computers – Micro – 0.39%** | | |
| Dell Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,950 | $ 420,754 |
| **Construction Materials – 1.90%** | | |
| Cemex, S.A. de C.V., ADR . . . . . . . . . . . . . . . . . . . . . . . . | 57,080 | 2,069,150 |
| **Electronic Components – 2.00%** | | |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . | 4,410 | 2,180,029 |
| **Electronic Instruments – 0.58%** | | |
| Nihon Densan Kabushiki Kaisha (A) . . . . . . . . . . . . . . . . . . | 5,100 | 635,003 |
| **Finance Companies – 2.33%** | | |
| Rio Tinto plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78,740 | 2,544,400 |
| **Food and Related – 4.15%** | | |
| Archer Daniels Midland Company. . . . . . . . . . . . . . . . . . . . | 93,100 | 2,288,398 |
| Bunge Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,600 | 1,756,488 |
| J.M. Smucker Company (The). . . . . . . . . . . . . . . . . . . . . . . | 9,600 | 482,880 |
| | | 4,527,766 |
| **Forest and Paper Products – 2.34%** | | |
| Aracruz Celulose S.A., ADR. . . . . . . . . . . . . . . . . . . . . . . . | 16,700 | 597,860 |
| International Paper Company . . . . . . . . . . . . . . . . . . . . . . . | 27,400 | 1,008,046 |
| Weyerhaeuser Company . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,800 | 945,300 |
| | | 2,551,206 |
| **Gold and Precious Metals – 4.64%** | | |
| Agnico-Eagle Mines Limited . . . . . . . . . . . . . . . . . . . . . . . | 55,700 | 810,435 |
| Barrick Gold Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 124,900 | 2,992,604 |
| Yanzhou Coal Mining Company Limited, Class H (A)* . . . . . . | 923,600 | 1,255,229 |
| | | 5,058,268 |
| **Health Care – Drugs – 0.26%** | | |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,850 | 280,991 |
| **Health Care – General – 0.20%** | | |
| Lumenis Ltd.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92 | 215 |
| Schein (Henry), Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,200 | 221,836 |
| | | 222,051 |
| **Household – General Products – 0.43%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . . | 8,950 | 466,921 |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Mining – 11.31%** | | |
| Alumina Limited (A) | 174,700 | $ 795,198 |
| BHP Billiton Plc (A) | 183,300 | 2,531,361 |
| Cameco Corporation (A) | 7,200 | 318,816 |
| Freeport-McMoRan Copper & Gold Inc., Class B | 67,964 | 2,692,054 |
| Inco Limited* | 38,650 | 1,538,270 |
| Newmont Mining Corporation | 72,900 | 3,080,025 |
| Noranda Inc. (A) | 56,600 | 1,137,333 |
| Phelps Dodge Corporation | 2,350 | 239,065 |
| | | 12,332,122 |
| **Motor Vehicles – 2.59%** | | |
| Toyota Motor Corporation (A) | 75,800 | **2,820,761** |
| **Multiple Industry – 8.88%** | | |
| Alpha Natural Resources, Inc.* | 37,690 | 1,080,572 |
| Bucyrus International, Inc., Class A | 16,000 | 624,960 |
| Companhia Vale do Rio Doce, ADR | 100,900 | 3,189,449 |
| General Electric Company | 58,050 | 2,093,283 |
| Gerdau Ameristeel Corporation | 87,462 | 529,145 |
| Hutchison Whampoa Limited, Ordinary Shares (A) | 191,000 | 1,622,380 |
| Smiths Group plc (A) | 34,000 | 546,769 |
| | | 9,686,558 |
| **Non-Residential Construction – 2.08%** | | |
| Fluor Corporation | 13,114 | 726,909 |
| Hyundai Heavy Industries Co., Ltd. (A) | 30,750 | 1,541,285 |
| | | 2,268,194 |
| **Petroleum – International – 6.67%** | | |
| Anadarko Petroleum Corporation | 25,491 | 1,939,865 |
| BP p.l.c., ADR | 20,900 | 1,304,160 |
| Burlington Resources Inc. | 27,766 | 1,390,244 |
| Exxon Mobil Corporation | 44,253 | 2,637,479 |
| | | 7,271,748 |
| **Petroleum – Services – 3.71%** | | |
| Baker Hughes Incorporated | 20,500 | 912,045 |
| Schlumberger Limited | 27,500 | 1,938,200 |
| Transocean Inc.* | 23,300 | 1,199,018 |
| | | 4,049,263 |
| **Railroad – 0.68%** | | |
| Norfolk Southern Corporation | 19,900 | **737,295** |
| **Real Estate Investment Trust – 2.33%** | | |
| Keppel Land Limited (A) | 323,000 | 449,997 |
| Mitsubishi Estate Co., Ltd. (A) | 81,000 | 941,298 |
| Mitsui Fudosan Co., Ltd. (A) | 98,000 | 1,150,737 |
| | | 2,542,032 |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Restaurants – 0.59%** | | |
| Panera Bread Company, Class A* | 11,356 | $ 641,898 |
| **Retail – Food Stores – 1.31%** | | |
| CVS Corporation | 15,250 | 802,455 |
| Walgreen Co. | 14,154 | 628,721 |
| | | 1,431,176 |
| **Security and Commodity Brokers – 1.36%** | | |
| Chicago Mercantile Exchange Holdings Inc. | 5,193 | 1,007,598 |
| Franklin Resources, Inc. | 7,000 | 480,550 |
| | | 1,488,148 |
| **Utilities – Electric – 0.46%** | | |
| Veolia Environment (A) | 14,150 | 502,087 |
| **Utilities – Telephone – 0.44%** | | |
| China Mobile (Hong Kong) Limited (A) | 147,000 | 480,608 |
| **TOTAL COMMON STOCKS – 73.21%** | | $ 79,855,296 |
| (Cost: $65,848,013) | | |

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Capital Equipment – 0.29%** | | |
| Hyundai Motor Company, | | |
| 5.3%, 12–19–08 (B) | $320 | 320,794 |
| **Computers – Peripherals – 0.16%** | | |
| ASG Consolidated LLC and ASG Finance, Inc., | | |
| 0.0%, 11–1–11 (B)(C) | 250 | 175,000 |
| **Construction Materials – 0.31%** | | |
| Interface, Inc.: | | |
| 7.3%, 4–1–08 | 160 | 156,000 |
| 9.5%, 2–1–14 | 170 | 178,925 |
| | | 334,925 |
| **Finance Companies – 0.58%** | | |
| ALROSA Finance S.A., | | |
| 8.125%, 5–6–08 | 300 | 309,600 |
| Toyota Motor Credit Corporation, | | |
| 4.47%, 1–18–15 | 325 | 316,641 |
| | | 626,241 |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mining – 0.49%** | | |
| Vedanta Resources plc, | | |
| 6.625%, 2–22–10 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . | $550 | $ 531,305 |
| **Multiple Industry – 0.42%** | | |
| National Rural Utilities Cooperative Finance Corporation, | | |
| 3.0%, 2–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,477 |
| Sino-Forest Corporation, | | |
| 9.125%, 8–17–11 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 212,250 |
| | | 460,727 |
| **Security and Commodity Brokers – 0.18%** | | |
| SLM Corporation, | | |
| 4.0%, 7–25–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 196,104 |
| **Utilities – Electric – 0.69%** | | |
| Dominion Resources, Inc., | | |
| 7.625%, 7–15–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 253,031 |
| Scana Corporation, | | |
| 3.24438%, 11–15–06 . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 500,354 |
| | | 753,385 |
| **Utilities – Telephone – 0.68%** | | |
| Open Joint Stock Company "Vimpel-Communications", | | |
| 10.0%, 6–16–09 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 743,750 |
| **TOTAL CORPORATE DEBT SECURITIES – 3.80%** | | $ 4,142,231 |
| (Cost: $4,114,231) | | |
| **OTHER GOVERNMENT SECURITIES** | | |
| **Japan – 2.20%** | | |
| Japanese Government 15 Year Floating Rate Bond, | | |
| 0.64%, 1–20–18 (D) . . . . . . . . . . . . . . . . . . . . . . . . . . . | JPY250,000 | 2,405,102 |
| **South Korea – 0.64%** | | |
| Korea Development Bank (The), | | |
| 3.03%, 10–29–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $700 | 693,931 |
| **TOTAL OTHER GOVERNMENT SECURITIES – 2.84%** | | $ 3,099,033 |
| (Cost: $3,022,917) | | |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations – 1.07%** | | |
| Federal Home Loan Mortgage Corporation Agency | | |
| REMIC/CMO (Interest Only): | | |
| 5.0%, 2–15–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $  725 | $        65,413 |
| 5.0%, 7–15–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 369 | 47,293 |
| 5.0%, 6–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 858 | 60,664 |
| 5.0%, 7–15–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,044 | 234,354 |
| 5.0%, 1–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 599 | 48,339 |
| 5.0%, 4–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 231 | 28,217 |
| 5.5%, 11–15–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 153,464 |
| 5.0%, 9–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 793 | 91,445 |
| 5.5%, 9–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 463 | 49,424 |
| 5.5%, 4–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 99 | 15,197 |
| 5.0%, 9–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,010 | 125,935 |
| 5.0%, 8–15–30 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 547 | 77,233 |
| Federal National Mortgage Association Agency | | |
| REMIC/CMO (Interest Only), | | |
| 5.5%, 11–25–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,112 | 113,953 |
| Government National Mortgage Association Agency | | |
| REMIC/CMO (Interest Only), | | |
| 5.0%, 7–20–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 220 | 53,900 |
| | | **1,164,831** |
| **Treasury Obligation – 3.23%** | | |
| United States Treasury Note, | | |
| 1.5%, 3–31–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,600 | **3,531,798** |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 4.30%** | | $    4,696,629 |
| (Cost: $4,736,919) | | |
| **UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.20%)** | | |
| Australian Dollar, 5–19–05 (D) . . . . . . . . . . . . . . . . . . . . . . . . | AUD2,300 | 34,695 |
| Australian Dollar, 5–19–05 (D) . . . . . . . . . . . . . . . . . . . . . . . . | 2,300 | (256,317) |
| | | $     (221,622) |

See Notes to Schedule of Investments on page 22.

# The Investments of Ivy Asset Strategy Fund

*March 31, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 4.99%** | | |
| BP Capital Markets p.l.c., | | |
| 2.85%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,446 | $ 2,446,000 |
| PACCAR Financial Corp., | | |
| 2.77%, 4–11–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,997,692 |
| | | 5,443,692 |
| **Security and Commodity Brokers – 4.32%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 2.86%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,712 | 4,712,000 |
| **TOTAL SHORT-TERM SECURITIES – 9.31%** | | $ 10,155,692 |
| (Cost: $10,155,692) | | |
| **TOTAL INVESTMENT SECURITIES – 98.58%** | | $107,535,502 |
| (Cost: $93,164,918) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.42%** | | 1,545,883 |
| **NET ASSETS – 100.00%** | | $109,081,385 |

**Notes to Schedule of Investments**

   *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers At March 31, 2005, the total value of these securities amounted to $1,983,099 or 1.82% of net assets.

(C) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD – Australian Dollar, JPY – Japanese Yen).

   See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

   See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY ASSET STRATEGY FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

Investment securities – at value (Notes 1 and 3):

| | |
|---|---:|
| Bullion (cost – $5,287) | $ 5,808 |
| Securities (cost – $87,878) | 101,728 |
| | 107,536 |

Receivables:

| | |
|---|---:|
| Fund shares sold | 1,799 |
| Dividends and interest | 259 |
| Prepaid and other assets | 19 |
| Total assets | 109,613 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 428 |
| Due to custodian | 32 |
| Accrued shareholder servicing (Note 2) | 29 |
| Accrued accounting services fee (Note 2) | 5 |
| Accrued management fee (Note 2) | 2 |
| Accrued distribution fee (Note 2) | 1 |
| Accrued service fee (Note 2) | 1 |
| Other | 34 |
| Total liabilities | 532 |
| Total net assets | $109,081 |

**NET ASSETS**

$0.01 par value capital stock:

| | |
|---|---:|
| Capital stock | $ 77 |
| Additional paid-in capital | 93,876 |

Accumulated undistributed income (loss):

| | |
|---|---:|
| Accumulated undistributed net investment loss | (15) |
| Accumulated undistributed net realized gain on investment transactions | 771 |
| Net unrealized appreciation in value of investments | 14,372 |
| Net assets applicable to outstanding units of capital | $109,081 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $14.21 |
| Class B | $14.11 |
| Class C | $14.12 |
| Class Y | $14.22 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 2,745 |
| Class B | 816 |
| Class C | 3,876 |
| Class Y | 269 |
| Capital shares authorized | 200,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY ASSET STRATEGY FUND

*For the Fisecal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $66) | $1,096 |
| Interest and amortization | 534 |
| Total income | 1,630 |
| Expenses (Note 2): | |
| Investment management fee | 570 |
| Distribution fee: | |
| Class A | 12 |
| Class B | 65 |
| Class C | 358 |
| Shareholder servicing: | |
| Class A | 57 |
| Class B | 31 |
| Class C | 131 |
| Class Y | 4 |
| Service fee: | |
| Class A | 45 |
| Class B | 22 |
| Class C | 119 |
| Class Y | 6 |
| Accounting services fee | 47 |
| Custodian fees | 37 |
| Legal fees | 23 |
| Audit fees | 16 |
| Other | 74 |
| Total expenses | 1,617 |
| Net investment income | 13 |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 1,147 |
| Realized net gain on futures contracts | 17 |
| Realized net loss on written options | (191) |
| Realized net loss on purchased options | (31) |
| Realized net loss on foreign currency transactions | (36) |
| Realized net gain on investments | 906 |
| Unrealized appreciation in value of securities during the period | 8,451 |
| Unrealized depreciation in value of forward currency contracts during the period | (257) |
| Unrealized appreciation in value of foreign currency during the period | 2 |
| Unrealized appreciation in value of investments during the period | 8,196 |
| Net gain on investments | 9,102 |
| Net increase in net assets resulting from operations | $9,115 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets
## IVY ASSET STRATEGY FUND
*(In Thousands)*

| | For the fiscal year ended March 31, | |
| --- | --- | --- |
| | 2005 | 2004 |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 13 | $ (70) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . | 906 | 3,660 |
| Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,196 | 6,241 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . . . . . . . . . | 9,115 | 9,831 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (100) | (122) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (9) | (11) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (60) | (145) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (11) | (13) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (207) | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (78) | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (396) | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (24) | — |
| | (885) | (291) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . . . | 25,513 | 1,359 |
| Total increase. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 33,743 | 10,899 |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75,338 | 64,439 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $109,081 | $75,338 |
| Undistributed net investment income (loss) . . . . . . . . . . . . . | $ (15) | $ 173 |

(1)See "Financial Highlights" on pages 26 - 29.

See Notes to Financial Statements.

# Financial Highlights

## IVY ASSET STRATEGY FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-10-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | |
| Net asset value, beginning of period. . . . . . . . . . | $12.86 | $11.18 | $11.33 | $11.98 | $15.22 |
| Income (loss) from investment operations: | | | | | |
| Net investment income. . . . . . . . | 0.06 | 0.08 | 0.16 | 0.25 | 0.15 |
| Net realized and unrealized gain (loss) on investments . . . . . . | 1.47 | 1.71 | (0.16) | (0.40) | (0.60) |
| Total from investment operations . . . . . . . . . . . . . . . . . | 1.53 | 1.79 | (0.00) | (0.15) | (0.45) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . | (0.07) | (0.11) | (0.15) | (0.30) | (0.13) |
| Capital gains . . . . . . . . . . . . . . . | (0.11) | (0.00) | (0.00) | (0.20) | (2.66) |
| Total distributions. . . . . . . . . . . . . | (0.18) | (0.11) | (0.15) | (0.50) | (2.79) |
| Net asset value, end of period . . . . . | $14.21 | $12.86 | $11.18 | $11.33 | $11.98 |
| Total return[2] . . . . . . . . . . . . . . . . . | 12.02% | 16.06% | 0.00% | −1.25% | −3.77% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . | $39 | $17 | $9 | $4 | $2 |
| Ratio of expenses to average net assets . . . . . . . . . . . | 1.44% | 1.47% | 1.40% | 1.45% | 1.26%[3] |
| Ratio of net investment income to average net assets . . . . . . . . . . . | 0.56% | 0.53% | 1.23% | 2.28% | 2.26%[3] |
| Portfolio turnover rate . . . . . . . . . . | 98% | 254% | 109% | 143% | 215%[4] |

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY ASSET STRATEGY FUND

*Class B Shares*

*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 3-31-01 |
| Net asset value, beginning of period | $12.83 | $11.17 | $11.32 | $11.97 | $15.21 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) | (0.03) | (0.03) | 0.05 | 0.17 | 0.07 |
| Net realized and unrealized gain (loss) on investments | 1.44 | 1.71 | (0.15) | (0.41) | (0.60) |
| Total from investment operations | 1.41 | 1.68 | (0.10) | (0.24) | (0.53) |
| Less distributions from: | | | | | |
| Net investment income | (0.02) | (0.02) | (0.05) | (0.21) | (0.05) |
| Capital gains | (0.11) | (0.00) | (0.00) | (0.20) | (2.66) |
| Total distributions | (0.13) | (0.02) | (0.05) | (0.41) | (2.71) |
| Net asset value, end of period | $14.11 | $12.83 | $11.17 | $11.32 | $11.97 |
| Total return | 11.02% | 15.07% | –0.92% | –2.03% | –4.35% |
| Net assets, end of period (in millions) | $11 | $7 | $3 | $3 | $2 |
| Ratio of expenses to average net assets | 2.30% | 2.38% | 2.35% | 2.25% | 2.15%[2] |
| Ratio of net investment income (loss) to average net assets | –0.30% | –0.40% | 0.31% | 1.50% | 1.37%[2] |
| Portfolio turnover rate | 98% | 254% | 109% | 143% | 215%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY ASSET STRATEGY FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period . . . . . . . . . . . . . | $12.83 | $11.17 | $11.32 | $11.97 | $15.21 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) . . . . | (0.03) | (0.03) | 0.05 | 0.19 | 0.11 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | 1.45 | 1.73 | (0.14) | (0.43) | (0.62) |
| Total from investment operations . . . . | 1.42 | 1.70 | (0.09) | (0.24) | (0.51) |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . . | (0.02) | (0.04) | (0.06) | (0.21) | (0.07) |
| Capital gains . . . . . . . . . . . . . . . . . . | (0.11) | (0.00) | (0.00) | (0.20) | (2.66) |
| Total distributions . . . . . . . . . . . . . . . . | (0.13) | (0.04) | (0.06) | (0.41) | (2.73) |
| Net asset value, end of period . . . . . . . | $14.12 | $12.83 | $11.17 | $11.32 | $11.97 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 11.11% | 15.21% | –0.79% | –1.98% | –4.22% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . | $55 | $49 | $51 | $47 | $54 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . | 2.21% | 2.27% | 2.20% | 2.20% | 2.15% |
| Ratio of net investment income (loss) to average net assets . . . . . . . | –0.22% | –0.26% | 0.46% | 1.59% | 0.86% |
| Portfolio turnover rate . . . . . . . . . . . . . | 98% | 254% | 109% | 143% | 215% |

See Notes to Financial Statements.

# Financial Highlights

## IVY ASSET STRATEGY FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period. . . . . . . . . . . . | $12.87 | $11.18 | $11.33 | $11.98 | $15.26 |
| Income (loss) from investment operations: | | | | | |
| Net investment income. . . . . . . . . | 0.08 | 0.09 | 0.11 | 0.28 | 0.24 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | 1.45 | 1.71 | (0.10) | (0.42) | (0.63) |
| Total from investment operations . . . . | 1.53 | 1.80 | 0.01 | (0.14) | (0.39) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . | (0.07) | (0.11) | (0.16) | (0.31) | (0.23) |
| Capital gains . . . . . . . . . . . . . . . . . | (0.11) | (0.00) | (0.00) | (0.20) | (2.66) |
| Total distributions. . . . . . . . . . . . . . . | (0.18) | (0.11) | (0.16) | (0.51) | (2.89) |
| Net asset value, end of period . . . . . . . | $14.22 | $12.87 | $11.18 | $11.33 | $11.98 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 12.05% | 16.19% | 0.08% | –1.14% | –3.39% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $4 | $2 | $1 | $1 | $1 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . | 1.35% | 1.39% | 1.32% | 1.33% | 1.32% |
| Ratio of net investment income to average net assets . . . . . . . . . . . . . . | 0.66% | 0.67% | 1.34% | 2.44% | 1.71% |
| Portfolio turnover rate . . . . . . . . . . . . . | 98% | 254% | 109% | 143% | 215% |

See Notes to Financial Statements.

# Manager's Discussion of Ivy Capital Appreciation Fund

*March 31, 2005*



**An interview with Barry M. Ogden, CFA, CPA, portfolio manager of the Ivy Capital Appreciation Fund**

Please note that the Ivy Tax-Managed Equity Fund was renamed the Ivy Capital Appreciation Fund effective March 31, 2005. Its objective and strategy will continue as long-term growth of capital, while minimizing taxable gains and income to shareholders.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

### How did the Fund perform during the last fiscal year?

The Class A shares of the Fund increased 6.25 percent, before the impact of sales charges, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 6.69 percent during the same period, and the Lipper Large-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 1.20 percent during the period. Please note that the Fund's performance numbers do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

### What factors affected performance relative to the benchmark index during the fiscal year?

Our largest weighting continued to be within the health care sector, specifically managed care, hospitals, biotechnology, medical technology, orthopedics and generics, which we felt were very good investments for the Fund over the last 12 months. We were underweight large-capitalization pharmaceuticals for most of this period, which we believe also turned out to be the

right investment decision. We feel that the health care industry has a very strong, secular investment story, and we continue to try to find new ways to fully exploit the opportunities. Our exposure in health care and our company specific investments helped our performance measurably over the last 12 months. Furthermore, our overweight position in energy, another sector where we believe that long-term supply issues should support higher energy prices, helped our overall performance. We are exposed to the energy sector through a variety of investments in the integrated oils, oil service, drilling equipment and exploration and production sectors. We were underweight in financials, driven in part by our belief that continued Federal Reserve interest rate tightening has the potential to provide challenges to that sector. Lastly, we held comparable benchmark weightings in several other key investment areas, such as technology, consumer staples, basic materials and industrials.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

Two significant variables impacting the Fund and the overall economy over the past 12 months were higher energy prices and the Federal Reserve's consistent interest rate hikes. As it relates to higher energy prices, the price of oil increased almost 20 percent over the last 12 months and, as one would expect, it appears that this is beginning to have a slowing impact on the economy and consumer spending. In fact, it seems as if the impact to the economy and the consumer may have accelerated late in March, as several larger retailers noted a slowing in sales trends. In addition, the Federal Reserve has been steadfast in its interest rate hikes since June 2004. Having already raised rates seven times during the fiscal year, the Fed has made it very clear that it intends to raise interest rates further. We believe that the rate hikes, though at a low level, are beginning to take effect and are in fact slowing the economy down. Going forward, we believe the price of oil – and its real and psychological effects on the consumer and the economy – remains the most important variable to watch in the near-term.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

We continue to believe that our investment process of focusing on what we feel are high-quality, growth-oriented companies is a key component that differentiates us from our peers, and that this may continue to benefit the Fund across all economic environments. Most of our investments are centered on companies that we feel are rapidly growing their businesses, are very profitable and are able to differentiate themselves from their competitors. Valuation, relative to a company's future growth opportunities and operating free cash flow, continues to play a role in all investment decisions.

## What industries or sectors did you emphasize during the fiscal year, and what looks attractive going forward?

The two sectors that we weighted quite heavily during the last 12 months were health care and energy. We continue to be bullish regarding the prospects for both sectors and anticipate them both being an integral part of the Fund's weightings over the foreseeable future.

Overall, we believe that we could potentially be in a sideways market that ends the year roughly flat. Having said that, we feel that there likely will be pockets of opportunity and sectors that dramatically outperform the broader markets over the next 12 months. We ended the fiscal year with a relatively high cash position and intend to look to put some of this back to work over the next few months and on pullbacks. We believe that we could rapidly put much of this cash back to work as the market conditions change (such as a sustained pullback in energy) or if company-specific investment opportunities arise. At this point, we are in no immediate rush to get back to being fully invested, and likely will instead focus on the preservation of capital and investing in what we feel are the right companies in the right sectors. We anticipate no major sector weighting changes at this point, but we might reduce slightly our retail exposure on any strength, as we are fearful of any negative impact on the consumer from higher energy prices.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy Capital Appreciation Fund, Class A Shares[1]. . . . . . . . . . . . . . . . . . . | $7,531 |
| — — - | S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8,743 |
| — — — | Lipper Large-Cap Growth Funds Universe Average . . . . . . . . . . . . . . . . | $6,180 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . | 0.14% | 0.96% | 4.97% | — |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . | — | — | — | — |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . . | — | — | — | — |
| Cumulative return since inception of Class through 3-31-05[3] . . . . . . . . . . . . . . . . . . . . . | — | — | — | 9.00% |
| Since inception of Class through 3-31-05[3] . . . . . . . . . . . . . . . . . . . . . | –5.79% | –6.12% | –5.65% | — |

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)6-30-00 for Class A shares, 7-13-00 for Class B share, 7-6-00 for Class C shares and 9-15-04 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY CAPITAL APPRECIATION FUND

### Portfolio Highlights

On March 31, 2005, Ivy Capital Appreciation Fund had net assets totaling $14,400,551 invested in a diversified portfolio of:

| | |
|---|---|
| **82.52%** | **Common Stocks** |
| **17.48%** | **Cash and Cash Equivalents** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Health Care Stocks. . . . . . . . . . . . . . . . . | $21.49 |
| | Technology Stocks . . . . . . . . . . . . . . . . . | $18.46 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $17.48 |
| | Energy Stocks. . . . . . . . . . . . . . . . . . . . . . | $ 9.03 |
| | Multi-Industry Stocks . . . . . . . . . . . . . . . . | $ 8.88 |
| | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 8.33 |
| | Financial Services Stocks . . . . . . . . . . . . . | $ 4.80 |
| | Consumer Nondurables Stocks. . . . . . . . . | $ 3.20 |
| | Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 2.93 |
| | Consumer Services Stocks . . . . . . . . . . . . | $ 2.81 |
| | Business Equipment and Services Stocks. . | $ 2.59 |

# The Investments of Ivy Capital Appreciation Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Air Transportation – 0.63%** | | |
| Southwest Airlines Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,400 | $    91,136 |
| | | |
| **Aircraft – 2.94%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,900 | 169,534 |
| United Technologies Corporation . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 254,150 |
| | | 423,684 |
| **Aluminum – 0.63%** | | |
| Alcoa Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 91,170 |
| | | |
| **Apparel – 1.61%** | | |
| Coach, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,100 | 232,183 |
| | | |
| **Banks – 0.62%** | | |
| Citigroup Inc.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 89,880 |
| | | |
| **Broadcasting – 0.95%** | | |
| Viacom Inc., Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,300 | 80,109 |
| XM Satellite Radio Holdings Inc., Class A* . . . . . . . . . . . . . . . . | 1,800 | 56,844 |
| | | 136,953 |
| **Capital Equipment – 0.70%** | | |
| Deere & Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 100,695 |
| | | |
| **Communications Equipment – 1.62%** | | |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13,000 | 232,895 |
| | | |
| **Computers – Micro – 3.87%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 250,500 |
| Dell Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 307,400 |
| | | 557,900 |
| **Computers – Peripherals – 5.08%** | | |
| Lexmark International, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,600 | 127,952 |
| Microsoft Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,200 | 367,308 |
| Oracle Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,000 | 99,800 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,400 | 136,272 |
| | | 731,332 |
| **Defense – 1.49%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 214,100 |

See Notes to Schedule of Investments on page 37.

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electronic Components – 2.34%** | | |
| Analog Devices, Inc. | 1,500 | $ 54,210 |
| Intel Corporation | 7,000 | 162,610 |
| Texas Instruments Incorporated | 4,700 | 119,803 |
| | | **336,623** |
| **Electronic Instruments – 1.12%** | | |
| Applied Materials, Inc.* | 4,000 | 65,020 |
| KLA-Tencor Corporation* | 2,100 | 96,610 |
| | | **161,630** |
| **Finance Companies – 0.57%** | | |
| Fannie Mae | 1,500 | **81,675** |
| **Health Care – Drugs – 7.34%** | | |
| Allergan, Inc. | 2,000 | 138,940 |
| Amgen Inc.* | 3,200 | 186,144 |
| Andrx Corporation* | 6,000 | 136,080 |
| Genentech, Inc.* | 1,200 | 67,932 |
| Gilead Sciences, Inc.* | 5,800 | 207,611 |
| MedImmune, Inc.* | 3,500 | 83,283 |
| Schering-Plough Corporation | 4,500 | 81,675 |
| Teva Pharmaceutical Industries Limited, ADR | 5,000 | 154,925 |
| | | **1,056,590** |
| **Health Care – General – 4.94%** | | |
| Boston Scientific Corporation* | 2,700 | 79,083 |
| Johnson & Johnson | 3,000 | 201,480 |
| St. Jude Medical, Inc.* | 4,000 | 144,000 |
| Schein (Henry), Inc.* | 3,000 | 107,340 |
| Zimmer Holdings, Inc.* | 2,300 | 178,963 |
| | | **710,866** |
| **Hospital Supply and Management – 9.21%** | | |
| Aetna Inc. | 5,000 | 374,750 |
| Caremark Rx, Inc.* | 4,000 | 159,120 |
| HCA Inc. | 3,100 | 166,067 |
| PacifiCare Health Systems, Inc.* | 2,500 | 142,300 |
| Triad Hospitals, Inc.* | 3,400 | 170,340 |
| WellPoint, Inc.* | 2,500 | 313,375 |
| | | **1,325,952** |
| **Hotels and Gaming – 0.93%** | | |
| Hilton Hotels Corporation | 6,000 | **134,100** |

See Notes to Schedule of Investments on page 37.

# The Investments of Ivy Capital Appreciation Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Insurance – Property and Casualty – 0.63%** | | |
| Berkshire Hathaway Inc., Class B*. . . . . . . . . . . . . . . . . . . . . . | 32 | $   91,392 |
| **Leisure Time Industry – 0.93%** | | |
| Royal Caribbean Cruises Ltd. . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 134,070 |
| **Multiple Industry – 8.88%** | | |
| China Netcom Group Corporation (Hong Kong) | | |
| Limited, ADR*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 83,970 |
| DreamWorks Animation SKG, Inc., Class A* . . . . . . . . . . . . . . | 3,600 | 146,556 |
| General Electric Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,500 | 378,630 |
| Google Inc., Class A*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 144,388 |
| Huntsman Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,000 | 163,240 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 225,000 |
| Research In Motion Limited*. . . . . . . . . . . . . . . . . . . . . . . . . . | 1,800 | 137,385 |
| | | 1,279,169 |
| **Petroleum – International – 4.84%** | | |
| Anadarko Petroleum Corporation . . . . . . . . . . . . . . . . . . . . . . . | 1,900 | 144,590 |
| Apache Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,200 | 195,936 |
| Burlington Resources Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,200 | 160,224 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,300 | 196,680 |
| | | 697,430 |
| **Petroleum – Services – 4.19%** | | |
| Nabors Industries Ltd.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 118,280 |
| Patterson-UTI Energy, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,400 | 210,126 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,300 | 162,104 |
| Transocean Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,200 | 113,212 |
| | | 603,722 |
| **Railroad – 0.97%** | | |
| Union Pacific Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 139,400 |
| **Restaurants – 2.06%** | | |
| Applebee's International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 165,210 |
| P.F. Chang's China Bistro, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 2,200 | 131,373 |
| | | 296,583 |
| **Retail – Food Stores – 2.73%** | | |
| CVS Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,000 | 210,480 |
| Walgreen Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,100 | 182,122 |
| | | 392,602 |
| **Retail – General Merchandise – 3.54%** | | |
| Costco Wholesale Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 3,800 | 168,169 |
| Family Dollar Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 91,080 |
| Wal-Mart Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | 250,550 |
| | | 509,799 |

See Notes to Schedule of Investments on page 37.

# The Investments of Ivy Capital Appreciation Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Security and Commodity Brokers – 2.98%** | | |
| Goldman Sachs Group, Inc. (The) . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | $    274,975 |
| Merrill Lynch & Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 39,620 |
| Morgan Stanley . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 114,500 |
| | | 429,095 |
| **Timesharing and Software – 2.59%** | | |
| eBay Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 372,550 |
| **Tobacco – 1.59%** | | |
| Altria Group, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500 | 228,865 |
| **TOTAL COMMON STOCKS – 82.52%** | | $11,884,041 |
| (Cost: $10,051,661) | | |

| SHORT-TERM SECURITY – 16.68% | Principal Amount in Thousands | |
|---|---|---|
| **Repurchase Agreement** | | |
| J.P. Morgan Securities Inc., 2.25% Repurchase Agreement dated 3–31–05 to be repurchased at $2,402,150 on 4–1–05 (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,402 | $ 2,402,000 |
| (Cost: $2,402,000) | | |
| **TOTAL INVESTMENT SECURITIES – 99.20%** | | $14,286,041 |
| (Cost: $12,453,661) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.80%** | | 114,510 |
| **NET ASSETS – 100.00%** | | $14,400,551 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A)Collateralized by $2,409,170 United States Treasury Note, 4.375% due 5-15-07; market value and accrued interest aggregate $2,448,828.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY CAPITAL APPRECIATION FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (Notes 1 and 3): | |
| Securities (cost – $10,052) | $11,884 |
| Repurchase agreement (cost – $2,402) | 2,402 |
| | 14,286 |
| Cash | —* |
| Receivables: | |
| Fund shares sold | 229 |
| Dividends and interest | 8 |
| Prepaid and other assets | 11 |
| Total assets | 14,534 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 119 |
| Payable to Fund shareholders | 4 |
| Accrued shareholder servicing (Note 2) | 3 |
| Accrued accounting services fee (Note 2) | 1 |
| Other | 6 |
| Total liabilities | 133 |
| Total net assets | $14,401 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
| Capital stock | $ 18 |
| Additional paid-in capital | 15,257 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment loss | (1) |
| Accumulated undistributed net realized loss | |
| on investment transactions | (2,705) |
| Net unrealized appreciation in value of securities | 1,832 |
| Net assets applicable to outstanding units of capital | $14,401 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $7.99 |
| Class B | $7.62 |
| Class C | $7.60 |
| Class Y | $7.99 |
| Capital shares outstanding: | |
| Class A | 1,359 |
| Class B | 140 |
| Class C | 312 |
| Class Y | 13 |
| Capital shares authorized | 350,000 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Operations

## IVY CAPITAL APPRECIATION FUND

*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends | $110 |
| Interest and amortization | 18 |
| Total income | 128 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 68 |
| Registration fees | 38 |
| Distribution fee: | |
|     Class A | 7 |
|     Class B | 6 |
|     Class C | 13 |
| Shareholder servicing: | |
|     Class A | 13 |
|     Class B | 2 |
|     Class C | 6 |
|     Class Y | —* |
| Audit fees | 19 |
| Service fee: | |
|     Class A | 13 |
|     Class B | 2 |
|     Class C | 4 |
|     Class Y | —* |
| Accounting services fee | 8 |
| Custodian fees | 6 |
| Legal fees | 3 |
| Other | 8 |
| Total | 216 |
| Less voluntary waiver of investment management fee (Note 2) | (68) |
| Total expenses | 148 |
| Net investment loss | (20) |

**REALIZED AND UNREALIZED GAIN**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 168 |
| Realized net loss on written options | (1) |
| Realized net gain on investments | 167 |
| Unrealized appreciation in value of investments during the period | 535 |
| Net gain on investments | 702 |
| Net increase in net assets resulting from operations | $682 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets
## IVY CAPITAL APPRECIATION FUND
*(In Thousands)*

| | For the fiscal year ended March 31, | |
| --- | ---: | ---: |
| | **2005** | **2004** |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (20) | $ (76) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . | 167 | 313 |
| Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 535 | 1,288 |
| Net increase in net assets resulting from operations . . . . . | 682 | 1,525 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| | — | — |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . . . | 5,857 | 1,872 |
| Total increase . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,539 | 3,397 |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,862 | 4,465 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $14,401 | $7,862 |
| Undistributed net investment loss . . . . . . . . . . . . . . . . . . . . . | $ (1) | $ (—)* |

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 41 - 44.

See Notes to Financial Statements.

# Financial Highlights

## IVY CAPITAL APPRECIATION FUND[1]
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 6-30-00[2] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period.............. | $7.52 | $5.73 | $6.43 | $7.19 | $10.00 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ...... | (0.02) | (0.06) | (0.03) | (0.08) | 0.00 |
| Net realized and unrealized gain (loss) on investments .......... | 0.49 | 1.85 | (0.67) | (0.68) | (2.81) |
| Total from investment operations ...... | 0.47 | 1.79 | (0.70) | (0.76) | (2.81) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains .................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.................. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period ......... | $7.99 | $7.52 | $5.73 | $6.43 | $ 7.19 |
| Total return[3] ..................... | 6.25% | 31.24% | –10.89% | –10.57% | –28.10% |
| Net assets, end of period (in millions) .................... | $11 | $6 | $4 | $4 | $4 |
| Ratio of expenses to average net assets including voluntary expense waiver ................. | 1.19% | 1.47% | 1.50% | 1.62% | 1.27%[4] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver.......... | 0.03% | –1.05% | –0.67% | –0.92% | –0.09%[4] |
| Ratio of expenses to average net assets excluding voluntary expense waiver ................. | 1.84% | 2.12% | 2.15% | 2.17% | 1.80%[4] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver.......... | –0.62% | –1.70% | –1.32% | –1.46% | –0.62%[4] |
| Portfolio turnover rate ............... | 62% | 115% | 145% | 96% | 73% |

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CAPITAL APPRECIATION FUND[1]

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-13-00[2] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period............... | $7.26 | $5.58 | $6.31 | $7.12 | $10.06 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss................ | (0.01) | (0.09) | (0.11) | (0.13) | (0.05) |
| Net realized and unrealized gain (loss) on investments ........... | 0.37 | 1.77 | (0.62) | (0.68) | (2.89) |
| Total from investment operations ....... | 0.36 | 1.68 | (0.73) | (0.81) | (2.94) |
| Less distributions from: | | | | | |
| Net investment income............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period ......... | $7.62 | $7.26 | $5.58 | $6.31 | $ 7.12 |
| Total return......................... | 4.96% | 30.11% | −11.57% | −11.38% | −29.22% |
| Net assets, end of period (in thousands).................... | $1,068 | $538 | $247 | $358 | $296 |
| Ratio of expenses to average net assets including voluntary expense waiver........... | 2.03% | 2.28% | 2.47% | 2.56% | 2.45%[3] |
| Ratio of net investment loss to average net assets including voluntary expense waiver........... | −0.81% | −1.87% | −1.63% | −1.86% | −1.74%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver........... | 2.68% | 2.93% | 3.12% | 3.42% | 3.48%[3] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver........... | −1.46% | −2.52% | −2.28% | −2.71% | −2.77%[3] |
| Portfolio turnover rate ................ | 62% | 115% | 145% | 96% | 73% |

(1) Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2) Commencement of operations of the class.
(3) Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CAPITAL APPRECIATION FUND[1]
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-6-00[2] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period.............. | $7.24 | $5.57 | $6.32 | $7.13 | $10.01 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ...... | 0.03 | (0.11) | (0.12) | (0.19) | (0.06) |
| Net realized and unrealized gain (loss) on investments .......... | 0.33 | 1.78 | (0.63) | (0.62) | (2.82) |
| Total from investment operations ...... | 0.36 | 1.67 | (0.75) | (0.81) | (2.88) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.................. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Net asset value, end of period ......... | $7.60 | $7.24 | $5.57 | $6.32 | $ 7.13 |
| Total return........................ | 4.97% | 29.98% | −11.87% | −11.36% | −28.77% |
| Net assets, end of period (in thousands).................. | $2,373 | $1,374 | $685 | $865 | $2 |
| Ratio of expenses to average net assets including voluntary expense waiver.......... | 2.15% | 2.46% | 2.64% | 2.76% | 2.35%[3] |
| Ratio of net investment loss to average net assets including voluntary expense waiver.......... | −0.96% | −2.05% | −1.81% | −2.07% | −1.52%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver.......... | 2.80% | 3.11% | 3.29% | 3.69% | 3.34%[3] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver.......... | −1.61% | −2.70% | −2.46% | −2.99% | −2.50%[3] |
| Portfolio turnover rate ............... | 62% | 115% | 145% | 96% | 73% |

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY CAPITAL APPRECIATION FUND[1]
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout the Period:*

| | For the period from 9-15-04[2] to 3-31-05 |
|---|---|
| Net asset value, beginning of period | $7.33 |
| Income from investment operations: | |
|     Net investment income | 0.03 |
|     Net realized and unrealized gain on investments | 0.63 |
| Total from investment operations | 0.66 |
| Less distributions from: | |
|     Net investment income | (0.00) |
|     Capital gains | (0.00) |
| Total distributions | (0.00) |
| Net asset value, end of period | $7.99 |
| Total return | 9.00% |
| Net assets, end of period (in thousands) | $108 |
| Ratio of expenses to average net assets including voluntary expense waiver | 1.11%[3] |
| Ratio of net investment income to average net assets including voluntary expense waiver | 0.47%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver | 1.76%[3] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver | –0.18%[3] |
| Portfolio turnover rate | 62%[4] |

(1)Capital Appreciation Fund (formerly Tax-Managed Equity Fund) changed its name effective March 31, 2005.
(2)Commencement of operations of the class.
(3)Annualized.
(4)For the fiscal year ended March 31, 2005.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Core Equity Fund

*March 31, 2005*



**An interview with James D. Wineland, CFA, portfolio manager of the Ivy Core Equity Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

### How did the Fund perform during the last fiscal year?

The Fund did well, outperforming its benchmark index and Lipper peer group over the fiscal year. Class C shares of the Fund increased 11.00 percent during the period, compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 6.69 percent for the period, and the Lipper Large-Cap Core Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 4.06 percent for the year. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

### What helped the Fund outperform its benchmark index during the fiscal year?

We believe that the Fund benefited primarily from our decision to maintain a heavy emphasis on energy-related and basic industry stocks, which contributed meaningfully to overall return.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

The rise in energy prices over the latter part of the fiscal year is a condition that we think is likely to persist. We anticipate that the market will be volatile and that geopolitical events likely will continue to cause commodity prices to both rise and fall. However, for the next several years, we believe energy is likely to be an excellent place for us to invest.

### What strategies and techniques did you employ that specifically affected the Fund's performance?

As always, the Fund focused on what we feel are high quality industry leaders with strong financial characteristics, solid management and dominant competitive positions. The portfolio is diversified, but it also provides concentration in the broad investment themes that we believe will continue to offer compelling performance.

## What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We emphasized energy, aerospace/defense, machinery, chemicals, leisure, and specialty and discount retailers. We generally maintained below benchmark level weightings in the telecommunications, financial services and utility sectors for most of the fiscal year.

As noted above, we feel the energy sector represents a very important long-term investment opportunity. Supply of conventional oil and natural gas appears to be meeting increasingly difficult barriers to growth. Many believe that one possible answer to this big supply/demand problem is to utilize alternative energy sources, such as solar, wind, liquid natural gas or fuel cells. We believe that each of these (and more) may be good alternatives and possibly have investment potential. However, we feel that the mere size of the oil and natural gas markets and the huge reliance of the world's economy on the petroleum infrastructure simply cannot be changed quickly.

We see enormous potential in the health care and travel/vacation/leisure sectors. The demographic forces behind these two large investment themes appear to us to be very powerful. As a result, managed care, drug distribution, medical technology, biotechnology and conventional large-capitalization pharmaceuticals are likely to be well represented in the portfolio. Hotels, gaming, cruise lines and other vacation/recreation stocks are also areas we find very compelling. Our technology investments likely will continue to be centered on what we believe are leading companies involved with the "digital home" and the products, services and components that facilitate the wireless world.

Finally, we intend to continue to invest in basic industry stocks (machinery, chemicals, metals, capital goods) that we think may benefit from expanding global demand for basic infrastructure requirements, such as water systems, electric grid expansion, highways, airports, harbor facilities and refineries.

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy Core Equity Fund, Class C Shares[1] . . . . . . . . . . . . . . . . . . . . . . . | $21,326 |
| — — — | S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $27,865 |
| – – – | Lipper Large-Cap Core Funds Universe Average . . . . . . . . . . . . . . . . . | $23,297 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . | 5.33% | 6.93% | 11.00% | 12.07% |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . | — | — | −4.47% | −3.57% |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . | — | — | 7.87% | — |
| Since inception of Class through 3-31-05[4] . . . . | −5.31% | −5.65% | — | 7.26% |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-11-00 for Class B shares and 12-29-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY CORE EQUITY FUND

### Portfolio Highlights

On March 31, 2005, Ivy Core Equity Fund had net assets totaling $261,992,387 invested in a diversified portfolio of:

| | |
|---|---|
| 99.14% | Common Stocks |
| 0.86% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Energy Stocks . . . . . . . . . . . . . . . . . . . . . . | $18.61 |
| | Technology Stocks . . . . . . . . . . . . . . . . . . | $17.00 |
| | Health Care Stocks . . . . . . . . . . . . . . . . . | $14.51 |
| | Financial Services Stocks . . . . . . . . . . . . . | $ 9.17 |
| | Retail Stocks . . . . . . . . . . . . . . . . . . . . . . . | $ 6.48 |
| | Raw Materials Stocks . . . . . . . . . . . . . . . . | $ 5.80 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 5.37 |
| | Consumer Services Stocks . . . . . . . . . . . . | $ 4.81 |
| | Multi Industry Stocks . . . . . . . . . . . . . . . . | $ 4.77 |
| | Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $ 4.29 |
| | Consumer Nondurables Stocks. . . . . . . . . | $ 3.89 |
| | Cash and Cash Equivalents and Miscellaneous Stocks . . . . . . . . . . . . . . | $ 2.92 |
| | Transportation Stocks . . . . . . . . . . . . . . . . | $ 2.38 |

# The Investments of Ivy Core Equity Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 4.26%** | | |
| Boeing Company (The) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,700 | $    2,963,922 |
| Lockheed Martin Corporation . . . . . . . . . . . . . . . . . . . . . . . | 67,604 | 4,127,900 |
| United Technologies Corporation . . . . . . . . . . . . . . . . . . . . . | 40,100 | 4,076,566 |
| | | 11,168,388 |
| **Aluminum – 1.04%** | | |
| Alcoa Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 89,400 | 2,716,866 |
| **Banks – 2.01%** | | |
| Bank of America Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 2 | 88 |
| Citigroup Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59,101 | 2,655,999 |
| U.S. Bancorp . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 90,155 | 2,598,267 |
| | | 5,254,354 |
| **Beverages – 1.53%** | | |
| PepsiCo, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75,366 | 3,996,659 |
| **Broadcasting – 1.47%** | | |
| Liberty Media Corporation, Class A*. . . . . . . . . . . . . . . . . . | 372,208 | 3,859,797 |
| **Business Equipment and Services – 0.48%** | | |
| First Data Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31,800 | 1,250,058 |
| **Capital Equipment – 4.78%** | | |
| Caterpillar Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,923 | 3,650,559 |
| Deere & Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,911 | 6,237,115 |
| Illinois Tool Works Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,466 | 2,638,091 |
| | | 12,525,765 |
| **Chemicals – Petroleum and Inorganic – 4.13%** | | |
| Air Products and Chemicals, Inc. . . . . . . . . . . . . . . . . . . . . . | 121,559 | 7,693,469 |
| du Pont (E.I.) de Nemours and Company. . . . . . . . . . . . . . . | 61,168 | 3,134,248 |
| | | 10,827,717 |
| **Communications Equipment – 1.58%** | | |
| Avaya Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1 | 12 |
| Cisco Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 230,900 | 4,136,574 |
| | | 4,136,586 |
| **Computers – Micro – 2.39%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,000 | 1,336,000 |
| Dell Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 128,388 | 4,933,309 |
| | | 6,269,309 |
| **Computers – Peripherals – 3.89%** | | |
| Lexmark International, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 19,700 | 1,575,409 |
| Microsoft Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 107,060 | 2,587,105 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . . . . | 150,347 | 6,025,908 |
| | | 10,188,422 |

See Notes to Schedule of Investments on page 52.

# The Investments of Ivy Core Equity Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Defense – 1.56%** | | |
| General Dynamics Corporation . . . . . . . . . . . . . . . . . . . . . . . | 38,200 | $ 4,089,310 |
| | | |
| **Electronic Components – 3.32%** | | |
| Analog Devices, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 42,732 | 1,544,334 |
| Intel Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150,416 | 3,494,164 |
| Texas Instruments Incorporated . . . . . . . . . . . . . . . . . . . . . | 143,600 | 3,660,364 |
| | | 8,698,862 |
| **Finance Companies – 1.81%** | | |
| Rio Tinto plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,500 | 630,122 |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82,700 | 4,121,768 |
| | | 4,751,890 |
| **Food and Related – 1.53%** | | |
| Kellogg Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,553 | 4,004,768 |
| | | |
| **Health Care – Drugs – 6.55%** | | |
| Amgen Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47,588 | 2,768,194 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 80,300 | 2,874,339 |
| Novartis AG, Registered Shares (A) . . . . . . . . . . . . . . . . . . . | 82,400 | 3,846,023 |
| Pfizer Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 292,023 | 7,671,444 |
| | | 17,160,000 |
| **Health Care – General – 2.93%** | | |
| Boston Scientific Corporation* . . . . . . . . . . . . . . . . . . . . . . | 43,900 | 1,285,831 |
| Wyeth . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 151,597 | 6,394,361 |
| | | 7,680,192 |
| **Hospital Supply and Management – 5.03%** | | |
| Aetna Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,800 | 2,233,510 |
| Caremark Rx, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,700 | 903,006 |
| Guidant Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 31,900 | 2,357,410 |
| Medtronic, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 82,701 | 4,213,616 |
| UnitedHealth Group Incorporated. . . . . . . . . . . . . . . . . . . . | 17,600 | 1,678,688 |
| WellPoint, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,400 | 1,805,040 |
| | | 13,191,270 |
| **Hotels and Gaming – 2.51%** | | |
| Marriott International, Inc., Class A . . . . . . . . . . . . . . . . . . . | 70,378 | 4,705,473 |
| Starwood Hotels & Resorts Worldwide, Inc. . . . . . . . . . . . . . | 22,600 | 1,356,678 |
| Wynn Resorts, Limited* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,700 | 521,406 |
| | | 6,583,557 |
| **Household – General Products – 0.83%** | | |
| Colgate-Palmolive Company . . . . . . . . . . . . . . . . . . . . . . . . | 41,668 | 2,173,820 |
| | | |
| **Insurance – Property and Casualty – 2.45%** | | |
| Berkshire Hathaway Inc., Class B* . . . . . . . . . . . . . . . . . . . . . | 2,250 | 6,426,000 |

See Notes to Schedule of Investments on page 52.

# The Investments of Ivy Core Equity Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Leisure Time Industry – 0.83%** | | |
| Carnival Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 41,900 | $ 2,170,839 |
| | | |
| **Mining – 0.63%** | | |
| Phelps Dodge Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,200 | 1,648,026 |
| | | |
| **Multiple Industry – 4.77%** | | |
| General Electric Company . . . . . . . . . . . . . . . . . . . . . . . . . . . | 278,857 | 10,055,583 |
| Google Inc., Class A* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,000 | 1,082,910 |
| Las Vegas Sands, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 1,350,000 |
| | | 12,488,493 |
| **Non-Residential Construction – 0.59%** | | |
| Fluor Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,700 | 1,535,411 |
| | | |
| **Petroleum – Canada – 0.33%** | | |
| Canadian Natural Resources Limited. . . . . . . . . . . . . . . . . . . | 5,300 | 301,146 |
| Suncor Energy Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14,000 | 562,940 |
| | | 864,086 |
| **Petroleum – International – 8.13%** | | |
| Anadarko Petroleum Corporation . . . . . . . . . . . . . . . . . . . . . | 30,561 | 2,325,692 |
| Burlington Resources Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 179,336 | 8,979,354 |
| Exxon Mobil Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 167,479 | 9,981,748 |
| | | 21,286,794 |
| **Petroleum – Services – 10.15%** | | |
| Baker Hughes Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . | 199,631 | 8,881,583 |
| Nabors Industries Ltd.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 61,331 | 3,627,115 |
| Schlumberger Limited . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86,588 | 6,102,722 |
| Smith International, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,000 | 1,317,330 |
| Transocean Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,300 | 2,022,378 |
| Weatherford International Ltd.* . . . . . . . . . . . . . . . . . . . . . . | 80,000 | 4,635,200 |
| | | 26,586,328 |
| **Retail – Food Stores – 0.85%** | | |
| Walgreen Co. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,400 | 2,238,768 |
| | | |
| **Retail – General Merchandise – 4.52%** | | |
| Family Dollar Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 61,900 | 1,879,284 |
| Kohl's Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,800 | 2,984,214 |
| Target Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26,400 | 1,320,528 |
| Wal-Mart Stores, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 113,000 | 5,662,430 |
| | | 11,846,456 |
| **Retail – Specialty Stores – 1.11%** | | |
| Best Buy Co., Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 53,816 | 2,906,602 |

See Notes to Schedule of Investments on page 52.

# The Investments of Ivy Core Equity Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Security and Commodity Brokers – 2.90%** | | |
| Goldman Sachs Group, Inc. (The) . . . . . . . . . . . . . . . . . . . . | 52,200 | $ 5,741,478 |
| Morgan (J.P.) Chase & Co. . . . . . . . . . . . . . . . . . . . . . . . . | 53,800 | 1,861,480 |
| | | 7,602,958 |
| **Timesharing and Software – 1.58%** | | |
| eBay Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,600 | 3,449,813 |
| Yahoo! Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,700 | 702,869 |
| | | 4,152,682 |
| **Trucking and Shipping – 2.38%** | | |
| United Parcel Service, Inc., Class B . . . . . . . . . . . . . . . . . . . | 85,566 | 6,224,071 |
| **Utilities – Electric – 1.01%** | | |
| Dominion Resources, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 35,672 | 2,655,067 |
| **Utilities – Telephone – 3.28%** | | |
| Sprint Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 63,200 | 1,437,800 |
| Vodafone Group Plc, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . | 269,177 | 7,149,341 |
| | | 8,587,141 |
| **TOTAL COMMON STOCKS – 99.14%** | | $259,747,312 |
| (Cost: $196,298,839) | | |

| SHORT-TERM SECURITY – 1.11% | Principal Amount in Thousands | |
|---|---|---|
| **Forest and Paper Products** | | |
| Sonoco Products Co., | | |
| 2.88%, 4-1-05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,900 | $ 2,900,000 |
| (Cost: $2,900,000) | | |
| **TOTAL INVESTMENT SECURITIES – 100.25%** | | $262,647,312 |
| (Cost: $199,198,839) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.25%)** | | (654,925) |
| **NET ASSETS – 100.00%** | | $261,992,387 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY CORE EQUITY FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

### ASSETS

| | |
|---|---:|
| Investment securities – at value (cost – $199,199) (Notes 1 and 3) . . . . . . . . . . . . | $262,647 |
| Receivables: | |
|     Dividends and interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 266 |
|     Fund shares sold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 223 |
| Prepaid and other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22 |
|      Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 263,158 |

### LIABILITIES

| | |
|---|---:|
| Payable to Fund shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 657 |
| Payable for investment securities purchased . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 265 |
| Accrued shareholder servicing (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 130 |
| Due to custodian. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24 |
| Accrued accounting services fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8 |
| Accrued management fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5 |
| Accrued distribution fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4 |
| Accrued service fee (Note 2) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 71 |
|      Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,166 |
|       Total net assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $261,992 |

### NET ASSETS

| | | |
|---|---:|---:|
| $0.01 par value capital stock: | | |
|     Capital stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ | 299 |
|     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 239,166 |
| Accumulated undistributed income (loss): | | |
|     Accumulated undistributed net investment loss . . . . . . . . . . . . . . . . . . . . . . . . | | (49) |
|     Accumulated undistributed net realized loss | | |
|       on investment transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | (40,873) |
|     Net unrealized appreciation in value of investments. . . . . . . . . . . . . . . . . . . . . | | 63,449 |
|      Net assets applicable to outstanding units of capital . . . . . . . . . . . . . . . . . | | $261,992 |

| | |
|---|---:|
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $9.03 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8.63 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8.68 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $9.38 |
| Capital shares outstanding: | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,219 |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,374 |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,122 |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 168 |
| Capital shares authorized . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY CORE EQUITY FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $17)..................... | $ 4,169 |
| Interest and amortization......................................... | 80 |
| Total income.............................................. | 4,249 |
| Expenses (Note 2): | |
| Investment management fee....................................... | 1,882 |
| Distribution fee: | |
| Class A................................................. | 16 |
| Class B................................................. | 91 |
| Class C................................................. | 1,422 |
| Shareholder servicing: | |
| Class A................................................. | 267 |
| Class B................................................. | 62 |
| Class C................................................. | 716 |
| Class Y................................................. | 3 |
| Service fee: | |
| Class A................................................. | 148 |
| Class B................................................. | 30 |
| Class C................................................. | 474 |
| Class Y................................................. | 4 |
| Accounting services fee.......................................... | 95 |
| Legal fees.................................................... | 58 |
| Audit fees.................................................... | 29 |
| Custodian fees................................................ | 18 |
| Other....................................................... | 175 |
| Total expenses............................................ | 5,490 |
| Net investment loss....................................... | (1,241) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities..................................... | 27,966 |
| Realized net loss on written options................................. | (106) |
| Realized net gain on foreign currency transactions....................... | 7 |
| Realized net gain on investments................................. | 27,867 |
| Unrealized appreciation in value of investments during the period............. | 1,599 |
| Net gain on investments....................................... | 29,466 |
| Net increase in net assets resulting from operations................ | $28,225 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY CORE EQUITY FUND

*(In Thousands)*

| | For the fiscal year ended March 31, | |
| --- | --- | --- |
| | **2005** | **2004** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss............................... | $ (1,241) | $ (887) |
| Realized net gain on investments .................... | 27,867 | 15,261 |
| Unrealized appreciation .......................... | 1,599 | 33,183 |
| Net increase in net assets resulting from operations ..................... | 28,225 | 47,557 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A ..................................... | — | — |
| Class B ..................................... | — | — |
| Class C ..................................... | — | — |
| Class Y ..................................... | — | — |
| Realized gains on investment transactions: | | |
| Class A ..................................... | — | — |
| Class B ..................................... | — | — |
| Class C ..................................... | — | — |
| Class Y ..................................... | — | — |
| | — | — |
| Capital share transactions (Note 5) ..................... | (55,488) | 21,718 |
| Total increase (decrease)........................... | (27,263) | 69,275 |
| **NET ASSETS** | | |
| Beginning of period ................................ | 289,255 | 219,980 |
| End of period ...................................... | $261,992 | $289,255 |
| Undistributed net investment loss ................... | $ (49) | $ (32) |

(1)See "Financial Highlights" on pages 56 - 59.

See Notes to Financial Statements.

# Financial Highlights

## IVY CORE EQUITY FUND[1]

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[2] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period . . . | $8.08 | $6.63 | $8.89 | $9.51 | $13.89 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) . . . . . | 0.02 | 0.01 | (0.08) | (0.20) | 0.00 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . | 0.93 | 1.44 | (2.18) | (0.11) | (2.00) |
| Total from investment operations . . . . . | 0.95 | 1.45 | (2.26) | (0.31) | (2.00) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Total distributions. . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Net asset value, end of period . . . . . . . . | $9.03 | $8.08 | $6.63 | $8.89 | $ 9.51 |
| Total return[3] . . . . . . . . . . . . . . . . . . . . . | 11.76% | 21.87% | −25.42% | −3.18% | −16.72% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $65 | $75 | $13 | $9 | $4 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . | 1.50% | 1.46% | 1.31% | 1.26% | 1.18%[4] |
| Ratio of net investment income (loss) to average net assets . . . . . . . . . . . . . | 0.07% | 0.24% | 0.28% | −0.11% | −0.11%[4] |
| Portfolio turnover rate . . . . . . . . . . . . . . | 42% | 59% | 39% | 22% | 39%[5] |

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
(2)Commencement of operations of the class.
(3)Total return calculated without taking into account the sales load deducted on an initial purchase.
(4)Annualized.
(5)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY CORE EQUITY FUND[1]

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

|  | For the fiscal year ended March 31, | | | | For the period from 7-11-00[2] to 3-31-01 |
|---|---|---|---|---|---|
|  | 2005 | 2004 | 2003 | 2002 |  |
| Net asset value, beginning of period . . . | $7.78 | $6.45 | $8.74 | $9.44 | $14.10 |
| Income (loss) from investment operations: |  |  |  |  |  |
| Net investment loss. . . . . . . . . . . . . | (0.07) | (0.05) | (0.06) | (0.14) | (0.05) |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . | 0.92 | 1.38 | (2.23) | (0.25) | (2.23) |
| Total from investment operations . . . . . | 0.85 | 1.33 | (2.29) | (0.39) | (2.28) |
| Less distributions from: |  |  |  |  |  |
| Net investment income. . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Total distributions. . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Net asset value, end of period . . . . . . . . | $8.63 | $7.78 | $6.45 | $8.74 | $ 9.44 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 10.93% | 20.62% | −26.20% | −4.06% | −18.50% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $12 | $12 | $5 | $6 | $5 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . | 2.36% | 2.42% | 2.36% | 2.18% | 2.11%[3] |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . | −0.77% | −0.66% | −0.76% | −1.04% | −1.02%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . | 42% | 59% | 39% | 22% | 39%[4] |

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.
(2)Commencement of operations of the class.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY CORE EQUITY FUND[1]

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period............... | $7.82 | $6.48 | $8.76 | $9.45 | $13.76 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss................ | (0.06) | (0.04) | (0.04) | (0.08) | (0.11) |
| Net realized and unrealized gain (loss) on investments ........... | 0.92 | 1.38 | (2.24) | (0.30) | (1.82) |
| Total from investment operations ....... | 0.86 | 1.34 | (2.28) | (0.38) | (1.93) |
| Less distributions from: | | | | | |
| Net investment income............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Total distributions.................... | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Net asset value, end of period .......... | $8.68 | $7.82 | $6.48 | $8.76 | $ 9.45 |
| Total return........................ | 11.00% | 20.68% | −26.03% | −3.94% | −16.40% |
| Net assets, end of period (in millions) ..................... | $183 | $200 | $200 | $356 | $440 |
| Ratio of expenses to average net assets ................. | 2.22% | 2.27% | 2.18% | 2.05% | 1.97% |
| Ratio of net investment loss to average net assets ............... | −0.63% | −0.45% | −0.58% | −0.91% | −0.93% |
| Portfolio turnover rate ................ | 42% | 59% | 39% | 22% | 39% |

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.

See Notes to Financial Statements.

# Financial Highlights

## IVY CORE EQUITY FUND[1]

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period............... | $8.37 | $6.86 | $9.19 | $9.82 | $14.08 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ....... | 0.25 | 0.05 | 0.04 | (0.11) | (0.04) |
| Net realized and unrealized gain (loss) on investments ........... | 0.76 | 1.46 | (2.37) | (0.21) | (1.84) |
| Total from investment operations ....... | 1.01 | 1.51 | (2.33) | (0.32) | (1.88) |
| Less distributions from: | | | | | |
| Net investment income............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Total distributions.................... | (0.00) | (0.00) | (0.00) | (0.31) | (2.38) |
| Net asset value, end of period .......... | $9.38 | $8.37 | $6.86 | $9.19 | $ 9.82 |
| Total return........................ | 12.07% | 22.01% | –25.35% | –3.18% | –15.62% |
| Net assets, end of period (in millions) ..................... | $2 | $2 | $2 | $4 | $2 |
| Ratio of expenses to average net assets ................. | 1.24% | 1.26% | 1.20% | 1.17% | 1.15% |
| Ratio of net investment income (loss) to average net assets ............... | 0.34% | 0.61% | 0.40% | –0.03% | –0.11% |
| Portfolio turnover rate ................ | 42% | 59% | 39% | 22% | 39% |

(1)Core Equity Fund (formerly Total Return Fund) changed its name effective October 2, 2000.

See Notes to Financial Statements.

# Manager's Discussion of Ivy High Income Fund

*March 31, 2005*



**An interview with Louise D. Rieke, CFA, CPA, portfolio manager of the Ivy High Income Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund showed a positive return during the fiscal year, but underperformed its benchmark index. Class C shares increased 3.90 percent for the fiscal year, compared with the Citigroup High Yield Market Index (generally reflecting the performance of securities that represent the high yield bond market), which increased 7.21 percent during the period, and the Lipper High Current Yield Funds Universe Average (reflecting the performance of the universe of funds with similar objectives), which increased 6.25 percent during the period. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## Why did the Fund lag its benchmark index during the fiscal year?

We believe that underperformance was due primarily to the Fund's underweight versus the benchmark in the diversified telecommunications, utilities and gas pipeline sectors. However, we also feel that overweight positions in the chemical, gaming and leisure sectors, along with an underweight in the auto and auto supplier sectors, contributed positively to performance. Sector selection and holdings were the primary contributors to performance over the fiscal year.

## What other market conditions or events influenced the Fund's performance during the fiscal year?

The high yield market had a solid, positive total return year, even in the face of the Federal Reserve raising rates from 1 percent on June 30, 2004, to 2.75 percent by March 31, 2005. The benchmark index outperformed the U.S. Treasury market, and the spreads between the high yield and Treasuries narrowed by 100 basis points. In addition, the spreads among the various rating categories had much different changes. The better quality sectors, such as BB and B1-rated securities, underperformed the lower-quality B2, B3 and CCC sectors. We believe that this can be attributed to a perceived lack of credit risk, or lack of defaults, and low inflation. The last three months of the fiscal year, January through March of 2005, were much different than the first nine months. We've recently seen more volatility due to greater concern over the direction of interest rates and inflation.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

The quality diversification of the Fund was shifted from the BB and B sectors to more B3 and CCC sectors. A good portion of the shift had taken place at the beginning of the fiscal year, in time to catch this move in spreads. The spreads for the B and CCC sectors then narrowed during the period.

## What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

The Fund is now structured more defensively than it has been in past periods. We have used more short-maturity callable paper, as well as higher-coupon issues. Both of these types of securities are defensive in nature and are less sensitive to U.S. Treasury moves, in our opinion. Going forward, we intend to continue emphasis on these defensive securities, as well as to increase the non-cyclical sectors.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| —————— | Ivy High Income Fund, Class C Shares[1] . . . . . . . . . . . . . . . . . . . . . . . | $14,638 |
| — — — — | Citigroup High Yield Market Index . . . . . . . . . . . . . . . . . . . . . . . . . . . | $15,369 |
| — — — — | Lipper High Current Yield Funds Universe Average . . . . . . . . . . . . . . | $13,851 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . . | −1.33% | −0.13% | 3.90% | 4.83% |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . . | — | — | 5.87% | 6.75% |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . . | — | — | — | — |
| Since inception of Class through 3-31-05[4] . . . . | 5.76% | 5.86% | 5.09% | 5.93% |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-18-00 for Class B shares, 7-31-97 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY HIGH INCOME FUND

### Portfolio Highlights

On March 31, 2005, Ivy High Income Fund had net assets totaling $68,084,842 invested in a diversified portfolio of:

| | |
|---|---|
| 88.96% | Corporate Debt Securities |
| 8.55% | Cash and Cash Equivalents |
| 2.49% | Common and Preferred Stocks, Right and Warrant |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | |
|---|---|
| Utilities Bonds . . . . . . . . . . . . . . . . . . . . . | $11.84 |
| Consumer Services Bonds. . . . . . . . . . . . . | $10.45 |
| Capital Goods Bonds . . . . . . . . . . . . . . . . | $ 9.71 |
| Consumer Nondurables Bonds . . . . . . . . . | $ 9.30 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 8.55 |
| Energy Bonds . . . . . . . . . . . . . . . . . . . . . . | $ 7.19 |
| Health Care Bonds . . . . . . . . . . . . . . . . . . | $ 5.76 |
| Shelter Bonds . . . . . . . . . . . . . . . . . . . . . . | $ 5.72 |
| Business Equipment and Services Bonds . | $ 5.41 |
| Financial Services Bonds . . . . . . . . . . . . . | $ 5.28 |
| Retail Bonds . . . . . . . . . . . . . . . . . . . . . . . | $ 4.95 |
| Technology Bonds. . . . . . . . . . . . . . . . . . . | $ 4.75 |
| Raw Materials Bonds . . . . . . . . . . . . . . . . | $ 4.23 |
| Consumer Durables Bonds . . . . . . . . . . . . | $ 2.88 |
| Common and Preferred Stocks, Right and Warrant . . . . . . . . . . . . . . . . | $ 2.49 |
| Miscellaneous Bonds . . . . . . . . . . . . . . . . | $ 1.49 |

On March 31, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



| | |
|---|---|
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.42% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.11% |
| BB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8.41% |
| B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59.85% |
| CCC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18.78% |
| Non-rated . . . . . . . . . . . . . . . . . . . . . . . . | 0.39% |
| Cash and Cash Equivalents and Equities . . . | 11.04% |

# The Investments of Ivy High Income Fund

*March 31, 2005*

| COMMON STOCKS, RIGHT AND WARRANT | Shares | Value |
|---|---|---|
| **Aluminum – 0.06%** | | |
| Century Aluminum Company*........................... | 1,300 | $ 39,293 |
| **Chemicals – Petroleum and Inorganic – 0.30%** | | |
| UAP Holding Corp.*................................. | 12,800 | 205,952 |
| **Coal – 0.13%** | | |
| Foundation Coal Holdings, Inc. ......................... | 3,800 | 89,338 |
| **Finance Companies – 0.01%** | | |
| ONO Finance Plc, Rights (A)*.......................... | 250 | 5,500 |
| **Hospital Supply and Management – 0.12%** | | |
| Psychiatric Solutions, Inc.*............................. | 1,800 | 82,764 |
| **Hotels and Gaming – 0.43%** | | |
| Orient-Express Hotels Ltd. ............................. | 11,300 | 294,930 |
| **Multiple Industry – 0.22%** | | |
| Dollar Financial Corp.*................................ | 12,500 | 149,750 |
| **Petroleum – International – 0.45%** | | |
| Forest Oil Corporation*................................ | 7,600 | 307,800 |
| **Utilities – Gas and Pipeline – 0.27%** | | |
| Williams Companies, Inc. (The) ......................... | 9,600 | 180,576 |
| **Utilities – Telephone – 0.26%** | | |
| IWO Holdings, Inc., Warrants (A)*....................... | 250 | 2 |
| SBA Communications Corporation* ...................... | 7,700 | 70,301 |
| US Unwired Inc.* .................................... | 25,280 | 106,302 |
| | | 176,605 |
| **TOTAL COMMON STOCKS, RIGHT AND WARRANT – 2.25%** | | $ 1,532,508 |

(Cost: $1,400,380)

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| PREFERRED STOCKS | Shares | Value |
|---|---|---|
| **Apparel – 0.23%** | | |
| Anvil Holdings, Inc., 13.0%* . . . . . . . . . . . . . . . . . . . . . . . . . | 14,774 | $    151,435 |
| **Broadcasting – 0.01%** | | |
| Adelphia Communications Corporation, | | |
| 13.0%* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,500 | 8,125 |
| **TOTAL PREFERRED STOCKS – 0.24%** | | $    159,560 |

(Cost: $520,004)

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Aircraft – 2.18%** | | |
| Argo-Tech Corporation, | | |
| 9.25%, 6–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 75 | 80,625 |
| BE Aerospace, Inc., | | |
| 8.5%, 10–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 218,000 |
| Bombardier Recreational Products Inc., | | |
| 8.375%, 12–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75 | 79,500 |
| Esterline Technologies Corporation, | | |
| 7.75%, 6–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 260,000 |
| L–3 Communications Corporation, | | |
| 6.125%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 295,500 |
| Orbital Sciences Corporation, | | |
| 9.0%, 7–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 548,750 |
| | | 1,482,375 |
| **Aluminum – 0.37%** | | |
| Century Aluminum Company, | | |
| 7.5%, 8–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 252,500 |
| **Apparel – 1.26%** | | |
| Anvil Knitwear, Inc., | | |
| 10.875%, 3–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 84,500 |
| Perry Ellis International, Inc., | | |
| 8.875%, 9–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 772,500 |
| | | 857,000 |
| **Beverages – 0.39%** | | |
| Constellation Brands, Inc., | | |
| 8.125%, 1–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 267,500 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Broadcasting – 3.00%** | | |
| CCH II and CCH II Capital, | | |
| 10.25%, 9–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $320 | $      326,400 |
| Charter Communications Operating, LLC and Charter | | |
| Communications Operating Capital Corp., | | |
| 8.0%, 4–30–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 298,500 |
| Entravision Communications Corporation, | | |
| 8.125%, 3–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 104,250 |
| Gray Communications Systems, Inc., | | |
| 9.25%, 12–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 405,000 |
| Insight Communications Company, Inc., | | |
| 0.0%, 2–15–11 (B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,750 |
| NTL Cable PLC, | | |
| 8.75%, 4–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 134,687 |
| Nexstar Broadcasting, Inc., | | |
| 7.0%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 175 | 165,375 |
| Susquehanna Media Co., | | |
| 7.375%, 4–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 257,500 |
| Young Broadcasting Inc., | | |
| 8.5%, 12–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 104,750 |
| | | 2,045,212 |
| **Business Equipment and Services – 5.41%** | | |
| Alderwoods Group, Inc., | | |
| 7.75%, 9–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 625 | 639,062 |
| Carriage Services, Inc., | | |
| 7.875%, 1–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 251,250 |
| Iron Mountain Incorporated, | | |
| 8.625%, 4–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 303,000 |
| MagnaChip Semiconductor S.A. and MagnaChip | | |
| Semiconductor Finance Company: | | |
| 5.76%, 12–15–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 550 | 563,750 |
| 8.0%, 12–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 51,125 |
| Owens & Minor, Inc., | | |
| 8.5%, 7–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 266,250 |
| Synagro Technologies, Inc., | | |
| 9.5%, 4–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 543,750 |
| UCAR Finance Inc., | | |
| 10.25%, 2–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | 294,250 |
| Vertis, Inc.: | | |
| 9.75%, 4–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25 | 26,125 |
| 10.875%, 6–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 482,500 |
| 13.5%, 12–7–09 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 325 | 264,875 |
| | | 3,685,937 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Capital Equipment – 2.54%** | | |
| Case New Holland Inc., | | |
| 9.25%, 8–1–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $400 | $ 426,000 |
| Dresser-Rand Group Inc., | | |
| 7.375%, 11–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 250,000 |
| GEO Sub Corp., | | |
| 11.0%, 5–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 256,250 |
| IMCO Recycling Inc., | | |
| 10.375%, 10–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75 | 83,250 |
| Mueller Group, Inc.: | | |
| 7.4925%, 11–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 101,500 |
| 10.0%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | 297,000 |
| Simmons Company, | | |
| 0.0%, 12–15–14 (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 312,500 |
| | | 1,726,500 |
| **Chemicals – Petroleum and Inorganic – 1.75%** | | |
| PolyOne Corporation, | | |
| 8.875%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 535,000 |
| Resolution Performance Products LLC and | | |
| RPP Capital Corporation: | | |
| 9.5%, 4–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 266,250 |
| 13.5%, 11–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 175 | 189,000 |
| UAP Holding Corp., | | |
| 0.0%, 7–15–12 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 198,750 |
| | | 1,189,000 |
| **Chemicals – Specialty – 2.11%** | | |
| Compass Minerals International, Inc., | | |
| 0.0%, 6–1–13 (B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 830,000 |
| Ethyl Corporation, | | |
| 8.875%, 5–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 475 | 508,250 |
| PQ Corporation, | | |
| 7.5%, 2–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 98,500 |
| | | 1,436,750 |
| **Coal – 0.99%** | | |
| Foundation PA Coal Company, | | |
| 7.25%, 8–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 406,000 |
| Southern Star Central Corp., | | |
| 8.5%, 8–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 266,250 |
| | | 672,250 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Communications Equipment – 0.78%** | | |
| AirGate PCS, Inc., | | |
| 6.41%, 10–15–11 (A) | $250 | $    255,000 |
| General Cable Corporation, | | |
| 9.5%, 11–15–10 | 250 | 275,000 |
| | | 530,000 |
| **Computers – Peripherals – 1.11%** | | |
| ASG Consolidated LLC and ASG Finance, Inc., | | |
| 0.0%, 11–1–11 (A)(B) | 625 | 437,500 |
| Activant Solutions Inc.: | | |
| 9.09%, 4–1–10 (A) | 50 | 51,000 |
| 10.5%, 6–15–11 | 250 | 266,250 |
| | | 754,750 |
| **Construction Materials – 6.41%** | | |
| AMH Holdings, Inc., | | |
| 0.0%, 3–1–14 (B) | 350 | 243,250 |
| Ames True Temper, Inc., | | |
| 10.0%, 7–15–12 | 125 | 106,250 |
| Associated Materials Incorporated, | | |
| 9.75%, 4–15–12 | 505 | 542,875 |
| Brand Services, Inc., | | |
| 12.0%, 10–15–12 | 100 | 111,000 |
| Builders FirstSource, Inc., | | |
| 7.02438%, 2–15–12 (A) | 400 | 394,000 |
| Interface, Inc.: | | |
| 10.375%, 2–1–10 | 250 | 280,000 |
| 9.5%, 2–1–14 | 250 | 263,125 |
| Jacuzzi Brands, Inc., | | |
| 9.625%, 7–1–10 | 500 | 550,000 |
| MAAX Corporation, | | |
| 9.75%, 6–15–12 | 500 | 510,000 |
| Norcraft Holdings, L.P. and Norcraft Capital Corp., | | |
| 9.0%, 11–1–11 | 500 | 517,500 |
| Nortek, Inc., | | |
| 8.5%, 9–1–14 | 350 | 337,750 |
| Ply Gem Industries, Inc., | | |
| 9.0%, 2–15–12 | 400 | 378,000 |
| WII Components, Inc., | | |
| 10.0%, 2–15–12 | 125 | 128,125 |
| | | 4,361,875 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Containers – 3.65%** | | |
| Alltrista Corporation, | | |
| 9.75%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $250 | $ 266,250 |
| Constar International Inc., | | |
| 6.14938%, 2–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,000 |
| Crown European Holdings, | | |
| 9.5%, 3–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 548,750 |
| Graham Packaging Company, L.P. and GPC Capital Corp. I : | | |
| 8.5%, 10–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 50,000 |
| 9.875%, 10–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,000 |
| MDP Acquisitions plc, | | |
| 9.625%, 10–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 280 | 301,000 |
| Owens-Brockway Glass Container Inc., | | |
| 8.75%, 11–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 520 | 568,100 |
| Pliant Corporation, | | |
| 0.0%, 6–15–09 (B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 450,000 |
| Stone Container Finance Company of Canada II, | | |
| 7.375%, 7–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 99,000 |
| | | 2,483,100 |
| **Cosmetics and Toiletries – 0.37%** | | |
| Chattem, Inc., | | |
| 7.0%, 3–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 251,250 |
| **Defense – 0.54%** | | |
| Armor Holdings, Inc., | | |
| 8.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 269,375 |
| DRS Technologies, Inc., | | |
| 6.875%, 11–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 100,000 |
| | | 369,375 |
| **Electrical Equipment – 0.76%** | | |
| Coleman Cable Inc., | | |
| 9.875%, 10–1–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 408,000 |
| Rexnord Corporation, | | |
| 10.125%, 12–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 110,000 |
| | | 518,000 |
| **Electronic Instruments – 0.14%** | | |
| Fisher Scientific International Inc., | | |
| 8.125%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87 | 94,395 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Finance Companies – 4.27%** | | |
| Dollar Financial Group, Inc., | | |
| 9.75%, 11–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $150 | $ 159,750 |
| Ferrellgas Partners, L.P. and Ferrellgas Partners | | |
| Finance Corp., | | |
| 8.75%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 335 | 348,400 |
| Goodman Global Holdings, Inc., | | |
| 7.875%, 12–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 274,500 |
| Hanover Equipment Trust 2001B, | | |
| 8.75%, 9–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 158,250 |
| IWO Escrow Company: | | |
| 6.32%, 1–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 51,000 |
| 0.0%, 1–15–15 (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 160,000 |
| MSW Energy Holdings LLC and MSW Energy | | |
| Finance Co., Inc., | | |
| 8.5%, 9–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 105,000 |
| Norcraft Companies, L.P. and Norcraft Finance Corp., | | |
| 0.0%, 9–1–12 (B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 355,000 |
| Standard Aero Holdings, Inc., | | |
| 8.25%, 9–1–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 258,750 |
| Toll Corp., | | |
| 8.0%, 5–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 507,500 |
| Vanguard Health Holding Company II, LLC and | | |
| Vanguard Holding Company II, Inc., | | |
| 9.0%, 10–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 526,250 |
| | | 2,904,400 |
| **Food and Related – 3.25%** | | |
| American Seafoods Group LLC and American Seafoods, Inc., | | |
| 10.125%, 4–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 425 | 459,000 |
| Doane Pet Care Company, | | |
| 10.75%, 3–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 318,000 |
| Merisant Company, | | |
| 10.25%, 7–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 129,000 |
| Pierre Merger Corp., | | |
| 9.875%, 7–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 475 | 497,563 |
| Pilgrim's Pride Corporation, | | |
| 9.25%, 11–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 165,000 |
| Pinnacle Foods Holding Corporation, | | |
| 8.25%, 12–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 641,250 |
| | | 2,209,813 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Forest and Paper Products – 4.12%** | | |
| Buckeye Cellulose Corporation, | | |
| 9.25%, 9–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $116 | $ 115,420 |
| Buckeye Technologies Inc.: | | |
| 8.0%, 10–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 495,000 |
| 8.5%, 10–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 262,500 |
| Cellu Tissue Holdings, Inc., | | |
| 9.75%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 515,000 |
| Georgia-Pacific Corporation: | | |
| 7.375%, 7–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 314,250 |
| 8.875%, 2–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 223,250 |
| 8.0%, 1–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 167,250 |
| Mercer International Inc., | | |
| 9.25%, 2–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 472,500 |
| Tembec Industries Inc., | | |
| 8.625%, 6–30–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 241,250 |
| | | 2,806,420 |
| **Health Care – General – 2.39%** | | |
| Ardent Health Services, Inc., | | |
| 10.0%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 296,250 |
| Encore Medical IHC, Inc., | | |
| 9.75%, 10–1–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 487,500 |
| Eye Care Centers of America, Inc., | | |
| 10.75%, 2–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 382,000 |
| MQ Associates, Inc., | | |
| 0.0%, 8–15–12 (B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 625 | 356,250 |
| Medical Device Manufacturing, Inc., | | |
| 10.0%, 7–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 107,000 |
| | | 1,629,000 |
| **Homebuilders, Mobile Homes – 0.84%** | | |
| Meritage Corporation, | | |
| 7.0%, 5–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 200,000 |
| Technical Olympic USA, Inc.: | | |
| 7.5%, 3–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 144,000 |
| 7.5%, 1–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 231,250 |
| | | 575,250 |
| **Hospital Supply and Management – 3.37%** | | |
| EGL Acquisition Corp., | | |
| 7.625%, 2–1–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 200,000 |
| Psychiatric Solutions, Inc., | | |
| 10.625%, 6–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 516 | 572,760 |
| Rural/Metro Corporation, | | |
| 0.0%, 3–15–16 (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 246,300 |
| Rural/Metro Operating Company, LLC and Rural/Metro (Delaware) Inc., | | |
| 9.875%, 3–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 128,438 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Hospital Supply and Management (Continued)** | | |
| Triad Hospitals, Inc., | | |
| 7.0%, 11–15–13 ................................... | $ 250 | $ 245,625 |
| US Oncology Holdings, Inc., | | |
| 8.62%, 3–15–15 (A) ............................... | 250 | 235,625 |
| US Oncology, Inc., | | |
| 9.0%, 8–15–12 (A) ................................ | 500 | 527,500 |
| United Surgical Partners Holdings, Inc., | | |
| 10.0%, 12–15–11 .................................. | 125 | 137,813 |
| | | 2,294,061 |
| **Hotels and Gaming – 2.29%** | | |
| Inn of the Mountain Gods Resort and Casino, | | |
| 12.0%, 11–15–10 .................................. | 435 | 511,125 |
| John Q Hammons Hotels, L.P. and John Q Hammons | | |
| Hotels Finance Corporation III, | | |
| 8.875%, 5–15–12 .................................. | 300 | 321,750 |
| MGM MIRAGE, | | |
| 8.5%, 9–15–10 .................................... | 250 | 273,750 |
| Pinnacle Entertainment, Inc., | | |
| 8.25%, 3–15–12 ................................... | 250 | 250,000 |
| Premier Entertainment Biloxi LLC and Premier | | |
| Finance Biloxi Corp., | | |
| 10.75%, 2–1–12 ................................... | 100 | 102,000 |
| Turning Stone Casino Resort Enterprise, | | |
| 9.125%, 12–15–10 (A) ............................. | 100 | 103,875 |
| | | 1,562,500 |
| **Household – General Products – 0.38%** | | |
| Sealy Mattress Company, | | |
| 8.25%, 6–15–14 ................................... | 250 | 260,625 |
| **Leisure Time Industry – 0.40%** | | |
| Royal Caribbean Cruises Ltd., | | |
| 8.0%, 5–15–10 .................................... | 250 | 274,687 |
| **Motion Pictures – 3.46%** | | |
| Carmike Cinemas, Inc., | | |
| 7.5%, 2–15–14 .................................... | 500 | 490,625 |
| Cinemark, Inc., | | |
| 0.0%, 3–15–14 (B)................................. | 900 | 639,000 |
| Cinemark USA, Inc., | | |
| 9.0%, 2–1–13 ..................................... | 100 | 108,500 |
| LCE Acquisition Corporation, | | |
| 9.0%, 8–1–14 (A) ................................. | 1,125 | 1,119,375 |
| | | 2,357,500 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Motor Vehicle Parts – 0.65%** | | |
| Tenneco Automotive Inc., | | |
| 10.25%, 7–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $400 | $    446,000 |
| | | |
| **Motor Vehicles – 2.23%** | | |
| AutoNation, Inc., | | |
| 9.0%, 8–1–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 275,000 |
| Group 1 Automotive, Inc., | | |
| 8.25%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 126,250 |
| Sonic Automotive, Inc., | | |
| 8.625%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 746,250 |
| United Auto Group, Inc., | | |
| 9.625%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 369,250 |
| | | 1,516,750 |
| **Multiple Industry – 0.97%** | | |
| AMR HoldCo, Inc. and EmCare HoldCo, Inc., | | |
| 10.0%, 2–15–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 52,000 |
| Boise Cascade, L.L.C. and Boise Cascade | | |
| Finance Corporation, | | |
| 7.125%, 10–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 151,875 |
| CBD Media Holdings LLC and CBD Holdings | | |
| Finance, Inc., | | |
| 9.25%, 7–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 204,000 |
| K&F Acquisition, Inc., | | |
| 7.75%, 11–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 97,000 |
| Tyco International Group S.A., | | |
| 3.125%, 1–15–23 Convertible (A). . . . . . . . . . . . . . . . . . . . | 100 | 158,250 |
| | | 663,125 |
| **Petroleum – Domestic – 2.59%** | | |
| Coastal Corporation (The), | | |
| 9.625%, 5–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 665 | 724,850 |
| Delta Petroleum Corporation, | | |
| 7.0%, 4–1–15 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 48,250 |
| EXCO Resources, Inc., | | |
| 7.25%, 1–15–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 355,250 |
| Encore Acquisition Company, | | |
| 8.375%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 108,000 |
| Frontier Oil Corporation, | | |
| 6.625%, 10–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 49,750 |
| KCS Energy, Inc., | | |
| 7.125%, 4–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 101,000 |
| Stone Energy Corporation, | | |
| 6.75%, 12–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 121,250 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Petroleum – Domestic (Continued)** | | |
| Venoco, Inc., | | |
| 8.75%, 12–15–11 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $125 | $    128,750 |
| Whiting Petroleum Corporation, | | |
| 7.25%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 126,250 |
| | | 1,763,350 |
| **Petroleum – International – 0.33%** | | |
| Inergy, L.P. and Inergy Finance Corp., | | |
| 6.875%, 12–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 96,000 |
| Newfield Exploration Company, | | |
| 6.625%, 9–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 126,563 |
| | | 222,563 |
| **Petroleum – Services – 3.28%** | | |
| Colorado Interstate Gas Company, | | |
| 10.0%, 6–15–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 505,169 |
| Hanover Compressor Company: | | |
| 0.0%, 3–31–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 330,000 |
| 8.625%, 12–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 679,250 |
| 9.0%, 6–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 107,000 |
| Pemex Project Funding Master Trust, | | |
| 7.375%, 12–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 321,000 |
| R&B Falcon Corporation, | | |
| 9.5%, 12–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 288,562 |
| | | 2,230,981 |
| **Publishing – 1.30%** | | |
| Advertising Directory Solutions Holdings Inc., | | |
| 9.25%, 11–15–12 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125 | 131,250 |
| Dex Media East LLC and Dex Media East Finance Co., | | |
| 12.125%, 11–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 97 | 114,945 |
| Dex Media, Inc., | | |
| 8.0%, 11–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 258,750 |
| Dex Media West LLC and Dex Media West Finance Co.: | | |
| 8.5%, 8–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 106,750 |
| 9.875%, 8–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 244 | 272,060 |
| | | 883,755 |
| **Railroad – 0.52%** | | |
| Kansas City Southern Railway Company (The), | | |
| 7.5%, 6–15–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 350 | 357,000 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Real Estate Investment Trust – 0.76%** | | |
| Host Marriott, L.P.: | | |
| 9.25%, 10–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $250 | $ 267,500 |
| 7.125%, 11–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,125 |
| | | 515,625 |
| **Restaurants – 0.47%** | | |
| Carrols Corporation, | | |
| 9.0%, 1–15–13 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 51,500 |
| Landry's Restaurants, Inc., | | |
| 7.5%, 12–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 275 | 266,750 |
| | | 318,250 |
| **Retail – Food Stores – 1.09%** | | |
| Couche-Tard U.S. L.P. and Couche-Tard Financing Corp., | | |
| 7.5%, 12–15–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 157,500 |
| Domino's Inc., | | |
| 8.25%, 7–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110 | 114,950 |
| Roundy's, Inc., | | |
| 8.875%, 6–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 321,000 |
| Stater Bros. Holdings Inc., | | |
| 6.51%, 6–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 150 | 148,500 |
| | | 741,950 |
| **Retail – Specialty Stores – 3.39%** | | |
| CSK Auto, Inc., | | |
| 7.0%, 1–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 471,875 |
| FTD, Inc., | | |
| 7.75%, 2–15–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 307,500 |
| Jo-Ann Stores, Inc., | | |
| 7.5%, 3–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 510,625 |
| Nebraska Book Company, Inc., | | |
| 8.625%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,050 | 1,015,875 |
| | | 2,305,875 |
| **Security and Commodity Brokers – 1.01%** | | |
| Global Cash Access, L.L.C. and Global Cash Access | | |
| Finance Corporation, | | |
| 8.75%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 650 | 689,000 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Electric – 0.62%** | | |
| DPL Inc., | | |
| 8.25%, 3–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $350 | $ 370,909 |
| Texas Genco LLC and Texas Genco Financing Corp., | | |
| 6.875%, 12–15–14 (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 50,125 |
| | | 421,034 |
| **Utilities – Gas and Pipeline – 2.06%** | | |
| ANR Pipeline Company, | | |
| 8.875%, 3–15–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 108,141 |
| AmeriGas Partners, L.P. and AP Eagle Finance Corp., | | |
| 8.875%, 5–20–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 106,000 |
| Northwest Pipeline Corporation, | | |
| 8.125%, 3–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 450 | 481,500 |
| Williams Companies, Inc. (The): | | |
| 8.125%, 3–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 273,750 |
| 7.75%, 6–15–31 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 400 | 432,000 |
| | | 1,401,391 |
| **Utilities – Telephone – 9.16%** | | |
| Alamosa (Delaware), Inc.: | | |
| 0.0%, 7–31–09 (B). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 543,750 |
| 8.5%, 1–31–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 175 | 181,344 |
| American Tower Corporation: | | |
| 9.375%, 2–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 168 | 176,400 |
| 7.5%, 5–1–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 253,750 |
| American Towers, Inc., | | |
| 7.25%, 12–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 258,125 |
| Centennial Cellular Corp. and Centennial Cellular | | |
| Operating Co. LLC, | | |
| 10.75%, 12–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 155 | 159,650 |
| Centennial Communications Corp., Centennial Cellular | | |
| Operating Co. LLC and Centennial Puerto Rico | | |
| Operations Corp., | | |
| 8.125%, 2–1–14 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100 | 102,500 |
| Crown Castle International Corp.: | | |
| 9.375%, 8–1–11 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 314 | 341,475 |
| 7.5%, 12–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 274,375 |

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Telephone (Continued)** | | |
| MCI, Inc., | | |
| 6.908%, 5–1–07 | $503 | $ 511,802 |
| Nextel Communications, Inc.: | | |
| 5.95%, 3–15–14 | 300 | 298,500 |
| 7.375%, 8–1–15 | 500 | 528,125 |
| Nextel Partners, Inc., | | |
| 8.125%, 7–1–11 | 400 | 425,000 |
| Qwest Capital Funding, Inc., | | |
| 7.75%, 8–15–06 | 250 | 252,813 |
| Qwest Services Corporation and Qwest Communications International Inc., | | |
| 13.5%, 12–15–07 (A) | 500 | 556,250 |
| SBA Communications Corporation, | | |
| 8.5%, 12–1–12 (A) | 350 | 362,250 |
| US Unwired Inc., | | |
| 10.0%, 6–15–12 | 750 | 830,625 |
| Ubiquitel Operating Company, | | |
| 9.875%, 3–1–11 (A) | 100 | 110,250 |
| Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., | | |
| 7.75%, 2–15–15 (A) | 75 | 74,625 |
| | | 6,241,609 |
| **TOTAL CORPORATE DEBT SECURITIES – 88.96%** | | **$60,570,283** |

(Cost: $59,151,660)

See Notes to Schedule of Investments on page 78.

# The Investments of Ivy High Income Fund

*March 31, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Retail – Food Stores** | | |
| Kroger Co. (The): | | |
| 2.92%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $3,292 | $ 3,292,000 |
| 2.85%, 4–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 799,747 |
| **TOTAL SHORT-TERM SECURITIES – 6.01%** | | $ 4,091,747 |
| (Cost: $4,091,747) | | |
| **TOTAL INVESTMENT SECURITIES – 97.46%** | | $66,354,098 |
| (Cost: $65,163,791) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.54%** | | 1,730,744 |
| **NET ASSETS – 100.00%** | | $68,084,842 |

**Notes to Schedule of Investments**

  *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, the total value of these securities amounted to $11,961,489 or 17.57% of net assets.

(B) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

  See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

  See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY HIGH INCOME FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $65,164) (Notes 1 and 3) | $66,354 |
| Cash | 1 |
| Receivables: | |
|     Dividends and interest | 1,183 |
|     Investment securities sold | 675 |
|     Fund shares sold | 149 |
| Prepaid and other assets | 15 |
|         Total assets | 68,377 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 205 |
| Dividends payable | 45 |
| Accrued shareholder servicing (Note 2) | 23 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued distribution and service fees (Note 2) | 1 |
| Accrued management fee (Note 2) | 1 |
| Other | 13 |
|         Total liabilities | 292 |
|           Total net assets | $68,085 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
|     Capital stock | $    78 |
|     Additional paid-in capital | 70,847 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net realized loss | |
|         on investment transactions | (4,030) |
|     Net unrealized appreciation in value of investments | 1,190 |
|         Net assets applicable to outstanding units of capital | $68,085 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $8.69 |
| Class B | $8.69 |
| Class C | $8.69 |
| Class Y | $8.69 |
| Capital shares outstanding: | |
| Class A | 3,642 |
| Class B | 610 |
| Class C | 2,520 |
| Class Y | 1,067 |
| Capital shares authorized | 200,000 |

*See Notes to Financial Statements.*

# Statement of Operations

## IVY HIGH INCOME FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization | $4,754 |
| Dividends | 9 |
| Total income | 4,763 |
| Expenses (Note 2): | |
| Investment management fee | 378 |
| Distribution fee: | |
| Class A | 27 |
| Class B | 33 |
| Class C | 168 |
| Shareholder servicing: | |
| Class A | 70 |
| Class B | 18 |
| Class C | 67 |
| Class Y | 15 |
| Service fee: | |
| Class A | 33 |
| Class B | 11 |
| Class C | 56 |
| Class Y | 25 |
| Accounting services fee | 44 |
| Audit fees | 15 |
| Custodian fees | 11 |
| Legal fees | 11 |
| Other | 84 |
| Total expenses | 1,066 |
| Net investment income | 3,697 |

**REALIZED AND UNREALIZED GAIN**
**(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 576 |
| Unrealized depreciation in value of investments during the period | (1,808) |
| Net loss on investments | (1,232) |
| Net increase in net assets resulting from operations | $2,465 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY HIGH INCOME FUND

*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income.............................. | $ 3,697 | $ 2,761 |
| Realized net gain on investments ...................... | 576 | 1,460 |
| Unrealized appreciation (depreciation) ................. | (1,808) | 2,221 |
| Net increase in net assets resulting from operations ...................... | 2,465 | 6,442 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A ...................................... | (1,535) | (719) |
| Class B ...................................... | (243) | (145) |
| Class C ...................................... | (1,278) | (1,244) |
| Class Y ...................................... | (649) | (645) |
| Realized gains on investment transactions: | | |
| Class A ...................................... | — | — |
| Class B ...................................... | — | — |
| Class C ...................................... | — | — |
| Class Y ...................................... | — | — |
| | (3,705) | (2,753) |
| Capital share transactions (Note 5) ...................... | 15,117 | 20,419 |
| Total increase..................................... | 13,877 | 24,108 |
| **NET ASSETS** | | |
| Beginning of period ................................. | 54,208 | 30,100 |
| End of period ...................................... | $68,085 | $54,208 |
| Undistributed net investment income .................. | $ — | $ 8 |

(1)See "Financial Highlights" on pages 82 - 85.

See Notes to Financial Statements.

# Financial Highlights

## IVY HIGH INCOME FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period............. | $8.85 | $8.07 | $8.48 | $8.54 | $9.04 |
| Income (loss) from investment operations: | | | | | |
| Net investment income............ | 0.57 | 0.56 | 0.64 | 0.74 | 0.58 |
| Net realized and unrealized gain (loss) on investments ...... | (0.16) | 0.78 | (0.41) | (0.06) | (0.50) |
| Total from investment operations ...... | 0.41 | 1.34 | 0.23 | 0.68 | 0.08 |
| Less distributions from: | | | | | |
| Net investment income............ | (0.57) | (0.56) | (0.64) | (0.74) | (0.58) |
| Capital gains .................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.................. | (0.57) | (0.56) | (0.64) | (0.74) | (0.58) |
| Net asset value, end of period ......... | $8.69 | $8.85 | $8.07 | $8.48 | $8.54 |
| Total return[2] ...................... | 4.69% | 17.24% | 3.02% | 8.46% | 0.90 |
| Net assets, end of period (in thousands).................. | $31,633 | $18,036 | $6,269 | $1,895 | $442 |
| Ratio of expenses to average net assets including voluntary expense waiver.......... | 1.44% | 1.39% | 0.91% | 0.84% | 1.05%[3] |
| Ratio of net investment income to average net assets including voluntary expense waiver.......... | 6.43% | 6.62% | 7.83% | 9.00% | 9.01%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver.......... | —[4] | —[4] | 1.44% | 1.14% | 1.42%[3] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver.......... | —[4] | —[4] | 7.30% | 8.70% | 8.64%[3] |
| Portfolio turnover rate ............... | 54% | 78% | 52% | 82% | 115%[5] |

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(5) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY HIGH INCOME FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-18-00 [1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period............... | $8.85 | $8.07 | $8.48 | $8.54 | $9.03 |
| Income (loss) from investment operations: | | | | | |
| Net investment income............ | 0.49 | 0.50 | 0.56 | 0.68 | 0.48 |
| Net realized and unrealized gain (loss) on investments ...... | (0.16) | 0.78 | (0.41) | (0.06) | (0.49) |
| Total from investment operations ...... | 0.33 | 1.28 | 0.15 | 0.62 | (0.01) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.49) | (0.50) | (0.56) | (0.68) | (0.48) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions................... | (0.49) | (0.50) | (0.56) | (0.68) | (0.48) |
| Net asset value, end of period ......... | $8.69 | $8.85 | $8.07 | $8.48 | $8.54 |
| Total return........................ | 3.80% | 16.22% | 2.06% | 7.64% | 0.09% |
| Net assets, end of period (in millions) .................... | $5 | $4 | $2 | $1 | $1 |
| Ratio of expenses to average net assets including voluntary expense waiver.......... | 2.31% | 2.28% | 1.84% | 1.74% | 1.85%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver.......... | 5.56% | 5.78% | 6.90% | 8.09% | 8.30%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver.......... | —[3] | —[3] | 2.37% | 2.36% | 2.50%[2] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver.......... | —[3] | —[3] | 6.37% | 7.47% | 7.65%[2] |
| Portfolio turnover rate ............... | 54% | 78% | 52% | 82% | 115%[4] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY HIGH INCOME FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . | $8.85 | $8.07 | $8.48 | $8.54 | $9.27 |
| Income (loss) from investment operations: | | | | | |
| Net investment income. . . . . . . . . . . . . . | 0.50 | 0.50 | 0.57 | 0.68 | 0.73 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . | (0.16) | 0.78 | (0.41) | (0.06) | (0.73) |
| Total from investment operations . . . . . . . . . | 0.34 | 1.28 | 0.16 | 0.62 | 0.00 |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . . . . | (0.50) | (0.50) | (0.57) | (0.68) | (0.73) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions. . . . . . . . . . . . . . . . . . . . . | (0.50) | (0.50) | (0.57) | (0.68) | (0.73) |
| Net asset value, end of period . . . . . . . . . . . . | $8.69 | $8.85 | $8.07 | $8.48 | $8.54 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.90% | 16.30% | 2.15% | 7.58% | 0.18% |
| Net assets, end of period (in millions). . . . . . | $22 | $23 | $18 | $17 | $19 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . . . . . | 2.20% | 2.21% | 1.74% | 1.82% | 1.78% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . | 5.67% | 5.89% | 7.05% | 8.01% | 8.38% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . | —[1] | —[1] | 2.27% | 2.46% | 2.41% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . | —[1] | —[1] | 6.52% | 7.36% | 7.75% |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . | 54% | 78% | 52% | 82% | 115% |

[1]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Financial Highlights

## IVY HIGH INCOME FUND

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period . . . . . . . | $8.85 | $8.07 | $8.48 | $8.54 | $9.27 |
| Income (loss) from investment operations: | | | | | |
|   Net investment income. . . . . . . . . . . . . . | 0.58 | 0.58 | 0.64 | 0.75 | 0.78 |
|   Net realized and unrealized gain (loss) on investments . . . . . . . . . | (0.16) | 0.78 | (0.41) | (0.06) | (0.73) |
| Total from investment operations . . . . . . . . . | 0.42 | 1.36 | 0.23 | 0.69 | 0.05 |
| Less distributions from: | | | | | |
|   Net investment income. . . . . . . . . . . . . . | (0.58) | (0.58) | (0.64) | (0.75) | (0.78) |
|   Capital gains . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions. . . . . . . . . . . . . . . . . . . . . | (0.58) | (0.58) | (0.64) | (0.75) | (0.78) |
| Net asset value, end of period . . . . . . . . . . . | $8.69 | $8.85 | $8.07 | $8.48 | $8.54 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.83% | 17.36% | 3.03% | 8.50% | 0.79% |
| Net assets, end of period (in thousands). . . . . . . . . . . . . . . . . . . . . . | $9,268 | $9,698 | $3,643 | $64 | $12 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . . . . . | 1.30% | 1.30% | 1.08% | 0.79% | 1.20% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . | 6.57% | 6.82% | 7.22% | 8.99% | 8.95% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . | —[1] | —[1] | 1.61% | 1.08% | 1.62% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . | —[1] | —[1] | 6.69% | 8.71% | 8.52% |
| Portfolio turnover rate . . . . . . . . . . . . . . . . . | 54% | 78% | 52% | 82% | 115% |

[1]Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Manager's Discussion of Ivy International Growth Fund

*March 31, 2005*



**An interview with Thomas A. Mengel, portfolio manager of the Ivy International Growth Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

### How did the Fund perform during the last fiscal year?

The Fund showed a positive return for the period, but lagged its benchmark index. The Class C shares of the Fund increased 4.72 percent for the year. In comparison, the Morgan Stanley Capital International EAFE Index (generally reflecting the performance of securities that represent the international equity markets) increased 15.05 percent during the year, and the Lipper International Multi-Cap Growth Funds Universe Average (reflecting the performance of the universe of funds with similar objectives) increased 10.05 percent.*

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

### Why did the Fund lag its benchmark index during the fiscal year?

We believe that our stock selection was the biggest factor, as specific holdings negatively impacted performance for the fiscal year. Fund performance was particularly hurt by an overweight position in consumer-discretionary stocks in Europe, where domestic demand has been slow to recover.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

Financial markets were faced with sharp increases in energy prices during the year, as well as rising interest rates in the United States and several foreign countries. Deflationary fears faded early in the fiscal year, and were soon replaced by concerns of commodity-induced inflation. During the year, there were also periods of uncertainty over China's ability to manage its industrial growth. Foreign equity markets recovered late in 2004, but trended lower again by March of 2005 as slower economic growth became evident in most industrialized countries.

### What strategies and techniques did you employ that specifically affected the Fund's performance?

For most of the fiscal year, the Fund was overweight in consumer-related shares, particularly discretionary spending selections in continental Europe, where domestic demand has been sluggish for several years. Corporate labor reform continues to reduce German business costs while boosting profitability, but workers continue to be impacted by stagnant wages and a weak hiring environment.

By the end of the period, our underweight position in Britain became quite extreme due to falling home prices, a broadly weakening economy and the risk of even higher interest rates.

### What industries did you emphasize during the fiscal year, and what looks attractive to you going forward?

While the Fund was overweight in consumer sectors, its exposure to materials and industrials was quite limited early in the period. However, by the end of the fiscal year, our sector weights were trimmed to be much closer to benchmark levels.

We believe global financial markets will continue to be volatile in the coming months in reaction to energy price movements and economic responses. We are pleased to see continuing corporate labor reform in Germany, but will be closely monitoring political concerns that have developed in recent weeks in Britain, Canada and Mexico, including Britain's general election in early May.

We intend to continue to focus on what we feel are healthy companies that we believe can benefit from China's industrial expansion, particularly sector leaders with impressive pricing power. High-beta stocks will likely be avoided, along with regions that we feel are particularly vulnerable to higher interest rates, such as Latin America. In Japan and Asia, we intend to continue to focus on areas of strong domestic demand, which we believe could provide potential insulation from possible near-term external volatility.

*The Fund's Lipper classification was changed from the International Funds Universe to the International Multi-Cap Growth Funds Universe, effective June 30, 2004. The Lipper International Funds Universe Average increased 12.57 percent during the period.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy International Growth Fund, Class C Shares[1] . . . . . . . . . . . . . . . . | $21,321 |
| — — — | Morgan Stanley Capital International EAFE Index . . . . . . . . . . . . . . . . | $16,929 |
| — — — | Lipper International Funds Universe Average . . . . . . . . . . . . . . . . . . | $19,866 |
| – – – – | Lipper International Multi-Cap Growth Funds Universe Average . . . . . | $20,319 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . . | -0.42% | 0.55% | 4.72% | 6.09% |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . | — | — | –11.69% | –10.55% |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . . | — | — | 7.87% | — |
| Since inception of Class through 3-31-05[4] . . . . | –9.63% | –9.93% | — | 9.13% |

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)7-3-00 for Class A shares, 7-10-00 for Class B shares and 12-29-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY INTERNATIONAL GROWTH FUND

### Portfolio Highlights

On March 31, 2005, Ivy International Growth Fund had net assets totaling $66,862,646 invested in a diversified portfolio of:

| | |
|---|---|
| **97.67%** | **Common Stocks** |
| **2.33%** | **Cash and Cash Equivalents** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



| | |
|---|---|
| Europe . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $67.09 |
| Pacific Basin . . . . . . . . . . . . . . . . . . . . . . | $26.07 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 2.33 |
| Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2.08 |
| Mexico . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 0.96 |
| United States . . . . . . . . . . . . . . . . . . . . . | $ 0.92 |
| Scandinavia . . . . . . . . . . . . . . . . . . . . . . . | $ 0.55 |
| | |
| Financial Services Stocks . . . . . . . . . . . . . | $23.22 |
| Utilities Stocks . . . . . . . . . . . . . . . . . . . . . | $12.47 |
| Capital Goods Stocks . . . . . . . . . . . . . . . | $11.96 |
| Energy Stocks . . . . . . . . . . . . . . . . . . . . . | $10.01 |
| Business Equipment and Services Stocks . | $ 7.61 |
| Health Care Stocks . . . . . . . . . . . . . . . . . | $ 7.21 |
| Consumer Services Stocks . . . . . . . . . . . . | $ 6.14 |
| Technology Stocks . . . . . . . . . . . . . . . . . | $ 4.60 |
| Consumer Nondurables Stocks . . . . . . . . | $ 4.35 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 3.98 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . | $ 3.44 |
| Raw Materials Stocks . . . . . . . . . . . . . . . | $ 2.68 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 2.33 |

# The Investments of Ivy International Growth Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Australia – 4.37%** | | |
| Australia and New Zealand Banking Group Limited (A) . . . . . . . | 28,800 | $      458,932 |
| Novogen LTD (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 474,580 | 1,778,764 |
| Westpac Banking Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . | 46,600 | 685,317 |
| | | 2,923,013 |
| **Austria – 2.88%** | | |
| Bank Austria Creditanstalt (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 10,000 | 985,644 |
| Erste Bank der oesterreichischen Sparkassen AG (A) . . . . . . . . . | 18,000 | 941,938 |
| | | 1,927,582 |
| **Belgium – 1.50%** | | |
| KBC Group NV (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,900 | 1,003,924 |
| **Canada – 2.08%** | | |
| EnCana Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 12,600 | 889,749 |
| Shoppers Drug Mart Corporation (A)(B)* . . . . . . . . . . . . . . . . . | 15,100 | 503,749 |
| | | 1,393,498 |
| **China – 0.81%** | | |
| China Mobile (Hong Kong) Limited (A) . . . . . . . . . . . . . . . . . . | 165,000 | 539,458 |
| **France – 9.05%** | | |
| France Telecom (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 24,000 | 719,001 |
| JCDecaux S.A. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,000 | 819,381 |
| Lafarge (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,600 | 445,641 |
| Publicis Groupe S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,900 | 334,745 |
| Sanofi-Aventis (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,800 | 826,761 |
| Total S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,720 | 1,807,178 |
| VINCI (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,600 | 1,096,036 |
| | | 6,048,743 |
| **Germany – 11.21%** | | |
| Allianz Aktiengesellschaft, Registered Shares (A) . . . . . . . . . . . . . | 11,400 | 1,448,453 |
| BASF Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,600 | 751,281 |
| Continental Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . | 9,600 | 743,279 |
| E.ON AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7,900 | 677,228 |
| Fresenius AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,100 | 243,698 |
| Linde Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,400 | 1,057,931 |
| ProSieben- Sat.1 Meida Aktiengesellschaft (A) . . . . . . . . . . . . . . | 40,000 | 742,346 |
| SAP Aktiengesellschaft (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,900 | 626,169 |
| Siemens AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,300 | 1,207,817 |
| | | 7,498,202 |

See Notes to Schedule of Investments on page 93.

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Greece – 1.62%** | | |
| Alpha Bank (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,000 | $     168,986 |
| Alpha Bank (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,000 | 912,525 |
| | | 1,081,511 |
| **Ireland – 1.77%** | | |
| Anglo Irish Bank Corporation plc (Ireland) (A) . . . . . . . . . . . . . | 20,000 | 500,603 |
| CRH public limited company (A) . . . . . . . . . . . . . . . . . . . . . . . . | 26,000 | 683,492 |
| | | 1,184,095 |
| **Italy – 4.10%** | | |
| Assicurazioni Generali SpA (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 14,900 | 481,163 |
| Banco Popolare di Verona e Novara S.c. a r.l. (A). . . . . . . . . . . . | 30,500 | 569,203 |
| Eni S.p.A. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 51,500 | 1,337,811 |
| Saipem S.p.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,700 | 351,338 |
| | | 2,739,515 |
| **Japan – 19.92%** | | |
| ACOM CO., LTD. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,100 | 547,706 |
| Asahi Glass Company, Limited (A) . . . . . . . . . . . . . . . . . . . . . . | 46,000 | 484,798 |
| Bank of Yokohama, Ltd. (The) (A)(B) . . . . . . . . . . . . . . . . . . . . | 130,000 | 792,949 |
| Canon Inc. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20,930 | 1,122,435 |
| East Japan Railway Company (A). . . . . . . . . . . . . . . . . . . . . . . . | 162 | 870,285 |
| Hokuto Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 20 | 349 |
| Honda Motor Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,800 | 440,739 |
| Hoya Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,600 | 726,357 |
| Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A) . . . . . . | 83 | 719,922 |
| Mitsubishi Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 48,000 | 621,824 |
| Mizuho Financial Group, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . | 72 | 340,459 |
| Nihon Densan Kabushiki Kaisha (A) . . . . . . . . . . . . . . . . . . . . . | 6,700 | 834,219 |
| Nikko Cordial Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . | 70,000 | 349,935 |
| Nomura Holdings, Inc. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,600 | 386,122 |
| ORIX Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,500 | 701,222 |
| SMC Corporation (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 339,396 |
| Sega Sammy Holdings Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . | 11,000 | 668,905 |
| Shinsei Bank, Limited (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 58,000 | 329,976 |
| Shinsei Bank, Limited (A)(B) . . . . . . . . . . . . . . . . . . . . . . . . . . | 98,000 | 557,545 |
| Tokyo Electric Power Company, Incorporated (The) (A) . . . . . . . | 14,300 | 346,764 |
| Tokyo Gas Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 168,000 | 676,889 |
| Toyota Motor Corporation (A). . . . . . . . . . . . . . . . . . . . . . . . . . | 26,600 | 989,871 |
| TOYOTA TSUSHO CORPORATION (A). . . . . . . . . . . . . . . . . . | 28,000 | 470,323 |
| | | 13,318,990 |
| **Luxembourg – 0.49%** | | |
| SES GLOBAL S.A., Fiduciary Deposit Receipt (A) . . . . . . . . . . . | 25,500 | **330,379** |

See Notes to Schedule of Investments on page 93.

# The Investments of Ivy International Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Mexico – 0.96%** | | |
| Cemex, S.A. de C.V., ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,700 | $ 641,625 |
| | | |
| **Norway – 0.55%** | | |
| Statoil ASA (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,700 | 369,228 |
| | | |
| **Russia – 1.95%** | | |
| OAO LUKOIL, ADR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4,500 | 613,687 |
| Open Joint Stock Company | | |
| "Vimpel-Communications", ADR* . . . . . . . . . . . . . . . . . . . . . | 20,000 | 688,400 |
| | | 1,302,087 |
| **South Korea – 0.97%** | | |
| LG Chem, Ltd. (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,000 | 645,987 |
| | | |
| **Spain – 4.02%** | | |
| Enagas, S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,200 | 658,867 |
| Gestevision Telecinco, S.A. (A)(B)* . . . . . . . . . . . . . . . . . . . . | 50,000 | 1,163,319 |
| Telefonica, S.A. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,500 | 862,802 |
| | | 2,684,988 |
| **Switzerland – 9.54%** | | |
| Compagnie Financiere Richemont SA (A) . . . . . . . . . . . . . . . . . | 15,500 | 486,847 |
| Credit Suisse Group, Registered Shares (A)* . . . . . . . . . . . . . . . | 26,600 | 1,142,543 |
| Holcim Ltd, Registered Shares (A) . . . . . . . . . . . . . . . . . . . . . . . | 15,300 | 941,292 |
| Nestle S.A., Registered Shares (A) . . . . . . . . . . . . . . . . . . . . . . . | 4,400 | 1,204,433 |
| Novartis AG, Registered Shares (A) . . . . . . . . . . . . . . . . . . . . . . | 25,000 | 1,166,876 |
| UBS AG (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 17,000 | 1,436,219 |
| | | 6,378,210 |
| **Turkey – 0.31%** | | |
| Turkiye Garanti Bankasi Anonim Sirketi (A) . . . . . . . . . . . . . . . | 55,000 | 208,593 |
| | | |
| **United Kingdom – 18.65%** | | |
| BP p.l.c. (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 161,500 | 1,672,974 |
| British Sky Broadcasting Group plc (A) . . . . . . . . . . . . . . . . . . . | 60,810 | 666,680 |
| Carnival plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 21,900 | 1,201,931 |
| NEXT plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,000 | 871,929 |
| Reckitt Benckiser plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 38,234 | 1,214,551 |
| Royal Bank of Scotland Group plc (The) (A) . . . . . . . . . . . . . . . | 40,600 | 1,291,243 |
| Smith & Nephew plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86,000 | 808,037 |
| Taylor Nelson Sofres plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 221,160 | 927,256 |
| tesco plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 216,000 | 1,291,122 |
| Vodafone Group Plc (A). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 653,000 | 1,732,724 |
| WPP Group plc (A) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 69,400 | 789,690 |
| | | 12,468,137 |

See Notes to Schedule of Investments on page 93.

# The Investments of Ivy International Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **United States – 0.92%** | | |
| Inco Limited* ................................... | 10,000 | $ 398,000 |
| UTStarcom, Inc.*................................. | 20,000 | 218,900 |
| | | **616,900** |
| | | |
| **TOTAL COMMON STOCKS – 97.67%** | | $65,304,665 |
| (Cost: $54,174,842) | | |

| SHORT-TERM SECURITY – 1.54% | Principal Amount in Thousands | |
|---|---|---|
| **Security and Commodity Brokers** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 2.86%, 4–1–05 ................................. | $1,027 | **$ 1,027,000** |
| (Cost: $1,027,000) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.21%** | | $66,331,665 |
| (Cost: $55,201,842) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.79%** | | 530,981 |
| | | |
| **NET ASSETS – 100.00%** | | $66,862,646 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers At March 31, 2005, the total value of these securities amounted to $3,930,087 or 5.88% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY INTERNATIONAL GROWTH FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $55,202) (Notes 1 and 3) | $66,332 |
| Receivables: | |
| Investment securities sold | 1,013 |
| Dividends and interest | 221 |
| Fund shares sold | 31 |
| Prepaid and other assets | 15 |
| Total assets | 67,612 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 352 |
| Payable to Fund shareholders | 291 |
| Accrued shareholder servicing (Note 2) | 50 |
| Due to custodian | 14 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued management fee (Note 2) | 2 |
| Accrued distribution and service fees (Note 2) | 1 |
| Other | 35 |
| Total liabilities | 749 |
| Total net assets | $66,863 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
| Capital stock | $    62 |
| Additional paid-in capital | 102,576 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment loss | (347) |
| Accumulated undistributed net realized loss on investment transactions | (46,532) |
| Net unrealized appreciation in value of investments | 11,104 |
| Net assets applicable to outstanding units of capital | $66,863 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $11.03 |
| Class B | $10.60 |
| Class C | $10.69 |
| Class Y | $12.02 |
| Capital shares outstanding: | |
| Class A | 1,179 |
| Class B | 404 |
| Class C | 4,184 |
| Class Y | 404 |
| Capital shares authorized | 400,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY INTERNATIONAL GROWTH FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $40) | $ 954 |
| Interest and amortization | 29 |
| Total income | 983 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 593 |
| Shareholder servicing: | |
| Class A | 61 |
| Class B | 35 |
| Class C | 303 |
| Class Y | 10 |
| Distribution fee: | |
| Class A | 11 |
| Class B | 34 |
| Class C | 361 |
| Service fee: | |
| Class A | 19 |
| Class B | 11 |
| Class C | 120 |
| Class Y | 13 |
| Accounting services fee | 45 |
| Custodian fees | 40 |
| Audit fees | 23 |
| Legal fees | 16 |
| Other | 80 |
| Total expenses | 1,775 |
| Net investment loss | (792) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 6,578 |
| Realized net loss on foreign currency transactions | (95) |
| Realized net gain on investments | 6,483 |
| Unrealized depreciation in value of investments during the period | (2,503) |
| Net gain on investments | 3,980 |
| Net increase in net assets resulting from operations | $3,188 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY INTERNATIONAL GROWTH FUND
*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | **2005** | **2004** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss | $ (792) | $ (527) |
| Realized net gain on investments | 6,483 | 7,464 |
| Unrealized appreciation (depreciation) | (2,503) | 17,303 |
| Net increase in net assets resulting from operations | 3,188 | 24,240 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A | (192) | — |
| Class B | (24) | — |
| Class C | (291) | — |
| Class Y | (90) | — |
| Realized gains on investment transactions: | | |
| Class A | — | — |
| Class B | — | — |
| Class C | — | — |
| Class Y | — | — |
| | (597) | — |
| Capital share transactions (Note 5) | (11,336) | (13,138) |
| Total increase (decrease) | (8,745) | 11,102 |
| **NET ASSETS** | | |
| Beginning of period | 75,608 | 64,506 |
| End of period | $66,863 | $75,608 |
| Undistributed net investment income (loss) | $ (347) | $ 132 |

(1)See "Financial Highlights" on pages 97 - 100.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL GROWTH FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period............ | $10.60 | $ 7.57 | $9.82 | $12.03 | $24.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss............ | (0.05) | (0.02) | (0.03) | (0.17) | (0.02) |
| Net realized and unrealized gain (loss) on investments ....... | 0.65 | 3.05 | (2.22) | (2.01) | (6.46) |
| Total from investment operations ... | 0.60 | 3.03 | (2.25) | (2.18) | (6.48) |
| Less distributions from: | | | | | |
| Net investment income......... | (0.17) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ................. | (0.00) | (0.00) | (0.00) | (0.03) | (5.82) |
| Total distributions................ | (0.17) | (0.00) | (0.00) | (0.03) | (5.82) |
| Net asset value, end of period ...... | $11.03 | $10.60 | $7.57 | $ 9.82 | $12.03 |
| Total return[2] ................... | 5.65% | 40.03% | –22.91% | –18.12% | –29.73% |
| Net assets, end of period (in millions) ................. | $13 | $12 | $5 | $7 | $5 |
| Ratio of expenses to average net assets ............. | 1.90% | 2.01% | 2.10% | 1.89% | 1.72%[3] |
| Ratio of net investment loss to average net assets........ | –0.51% | –0.23% | –0.10% | –0.49% | –0.31%[3] |
| Portfolio turnover rate ............ | 82% | 176% | 108% | 134% | 103%[4] |

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL GROWTH FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-10-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period. . . . . . . . . . . | $10.19 | $ 7.35 | $9.65 | $11.94 | $24.59 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . . . | (0.19) | (0.12) | (0.11) | (0.19) | (0.09) |
| Net realized and unrealized gain (loss) on investments . . . . . . . | 0.65 | 2.96 | (2.19) | (2.07) | (6.74) |
| Total from investment operations . . . | 0.46 | 2.84 | (2.30) | (2.26) | (6.83) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . | (0.05) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.03) | (5.82) |
| Total distributions. . . . . . . . . . . . . . | (0.05) | (0.00) | (0.00) | (0.03) | (5.82) |
| Net asset value, end of period . . . . . . | $10.60 | $10.19 | $7.35 | $ 9.65 | $11.94 |
| Total return . . . . . . . . . . . . . . . . . . . . | 4.55% | 38.64% | −23.83% | −18.93% | −30.89% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $4 | $5 | $2 | $2 | $2 |
| Ratio of expenses to average net assets . . . . . . . . . . . . | 2.93% | 3.02% | 3.24% | 2.89% | 2.61%[2] |
| Ratio of net investment loss to average net assets . . . . . . . . . . | −1.53% | −1.46% | −1.22% | −1.42% | −1.30%[2] |
| Portfolio turnover rate . . . . . . . . . . . . | 82% | 176% | 108% | 134% | 103%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL GROWTH FUND

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period. . . . . . . . . . . . . | $10.27 | $ 7.40 | $9.69 | $11.96 | $28.58 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . . . . . . | (0.19) | (0.10) | (0.08) | (0.11) | (0.17) |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . | 0.68 | 2.97 | (2.21) | (2.13) | (10.63) |
| Total from investment operations . . . . . | 0.49 | 2.87 | (2.29) | (2.24) | (10.80) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . | (0.07) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.03) | (5.82) |
| Total distributions. . . . . . . . . . . . . . . . . | (0.07) | (0.00) | (0.00) | (0.03) | (5.82) |
| Net asset value, end of period . . . . . . . . | $10.69 | $10.27 | $7.40 | $ 9.69 | $11.96 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . | 4.72% | 38.78% | –23.63% | –18.73% | –40.45% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . | $45 | $54 | $46 | $74 | $123 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . . | 2.77% | 2.85% | 2.93% | 2.62% | 2.36% |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . | –1.35% | –0.96% | –0.86% | –1.03% | –1.03% |
| Portfolio turnover rate . . . . . . . . . . . . . . | 82% | 176% | 108% | 134% | 103% |

See Notes to Financial Statements.

# Financial Highlights

## IVY INTERNATIONAL GROWTH FUND

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period............. | $11.53 | $ 8.17 | $10.55 | $12.87 | $29.86 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) .... | 0.11 | 0.10 | (0.16) | (0.18) | (0.17) |
| Net realized and unrealized gain (loss) on investments ........ | 0.59 | 3.26 | (2.22) | (2.11) | (11.00) |
| Total from investment operations .... | 0.70 | 3.36 | (2.38) | (2.29) | (11.17) |
| Less distributions from: | | | | | |
| Net investment income.......... | (0.21) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains .................. | (0.00) | (0.00) | (0.00) | (0.03) | (5.82) |
| Total distributions................ | (0.21) | (0.00) | (0.00) | (0.03) | (5.82) |
| Net asset value, end of period ....... | $12.02 | $11.53 | $ 8.17 | $10.55 | $12.87 |
| Total return ...................... | 6.09% | 41.13% | −22.56% | −17.79% | −39.91% |
| Net assets, end of period (in millions) .................. | $5 | $5 | $11 | $8 | $7 |
| Ratio of expenses to average net assets .............. | 1.57% | 1.62% | 1.63% | 1.52% | 1.44% |
| Ratio of net investment income (loss) to average net assets ....... | −0.19% | 0.63% | 0.39% | −0.11% | −0.02% |
| Portfolio turnover rate ............. | 82% | 176% | 108% | 134% | 103% |

See Notes to Financial Statements.

# Manager's Discussion of
# Ivy Large Cap Growth Fund

*March 31, 2005*



**An interview with Daniel P. Becker, CFA, portfolio manager of the Ivy Large Cap Growth Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Class A shares of the Fund increased 2.91 percent before the impact of sales charges. This compared with the S&P 500 Index (reflecting the performance of securities that generally represent the stock market), which increased 6.69 percent during the period, and the Lipper Large-Cap Growth Funds Universe Average (generally representing the performance of the universe of funds with similar investment objectives), which increased 1.20 percent during the period. Please note that effective May 2005, the Fund's benchmark index changed to the Russell 1000 Growth Index, which increased 1.15 percent during the period. We believe that the Russell 1000 Growth Index provides a more accurate basis for comparing the Fund's performance to the types of securities in which the Fund invests. Both indexes will be presented in this year's and next year's report for comparison purposes. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What factors affected performance relative to the benchmark index during the fiscal year?

Our strategy of focusing on what we feel are high-quality growth companies generally does not do well in the early stages of economic expansion, since the market typically favors smaller, faster growing companies during these periods. In our view, much of the market performance of 2003 and 2004 can be attributed to lower-quality, financially weak companies that recovered after several years of difficulty. We believe that many of these companies are still structurally and financially unsound. The Fund seeks to avoid what we feel are structurally disadvantaged companies and will likely continue to do so going forward. On the positive side, the Fund benefited from a large position in a number of strongly performing stocks, as well as below-normal holdings in consumer-staple companies.

## What other market conditions or events influenced the Fund's performance during the fiscal year?

The Fund's performance was positively influenced by the rebound in the general economy. As the economy strengthened through the end of calendar year 2004, the revenues and earnings growth of many of the Fund's cyclical stocks were substantially greater than we anticipated earlier in the year.

However, the last quarter of the fiscal year was a challenging one for large-cap growth stocks, which underperformed relative to value strategies.

### What strategies and techniques did you employ that specifically affected the Fund's performance?

Our strategy, as always, remains steadfast. We focus on what we feel are dominant, well-capitalized companies that we believe can take a structurally advantaged competitive position and potentially produce sustained high levels of profitability and growth. As the economic recovery matures and earnings momentum moderates, we believe quality and sustainability will be valued more highly than they have been in the past. We anticipate that this environment potentially could prove more favorable for our style of investing.

### What industries did you emphasize during the fiscal year, and what looks attractive to you going forward?

Despite some uncertainty, we believe that the current economic environment is substantially better than it has been in prior periods. For the first time since the late 1990s, companies appear ready and able to expand their labor force and increase production capacity. In our view, the economy could grow at acceptable rates this coming year, but likely will slow from its fast pace of the recent past. However, the market is a discounting mechanism, and the current turmoil in the stock averages could be discounting a major slowdown in the profit cycle in 2005 and 2006. We are actively monitoring this development for signs of slower-than-anticipated growth, which would have an impact on the prices of all financial assets, in our opinion.

In the near term, we think that interest rates likely will continue to move higher, consistent earnings growth for many companies should be scarcer, and that the valuations of large-company stocks are now attractive. We believe that the portfolio is structured to benefit from growth in capital spending, a rebound in the labor force and strength in what we feel are high quality, structurally advantaged companies. Major industries emphasized include health care devices, student loans, business services and energy capital spending (services).

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy Large Cap Growth Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . | $9,080 |
| — — — | S&P 500 Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $8,743 |
| — — — | Russell 1000 Growth Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $5,648 |
| – – – – · | Lipper Large-Cap Growth Funds Universe Average . . . . . . . . . . . . . . . | $6,180 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

### Average Annual Total Return[2]

| | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05 . . . . . . . . . . . . . . . . | –3.01% | –2.19% | 2.11% | 3.22% |
| 5-year period ended 3-31-05 . . . . . . . . . . . . . . . . | — | — | — | — |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . . | — | — | — | — |
| Since inception of Class through 3-31-05[3] . . . . | –2.01% | –2.58% | –1.66% | –0.63% |

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares and 7-6-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY LARGE CAP GROWTH FUND

### Portfolio Highlights

On March 31, 2005, the Ivy Large Cap Growth Fund had net assets totaling $151,783,144 invested in a diversified portfolio of:

| | |
|---|---|
| **95.77%** | **Common Stocks** |
| **4.23%** | **Cash and Cash Equivalents** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | |
|---|---|
| Health Care Stocks. . . . . . . . . . . . . . . . . . . | $22.09 |
| Financial Services Stocks . . . . . . . . . . . . . . | $19.46 |
| Technology Stocks . . . . . . . . . . . . . . . . . . . | $13.52 |
| Multiple Industry Stocks . . . . . . . . . . . . . . . | $ 8.52 |
| Business Equipment and Services Stocks . . | $ 7.39 |
| Retail Stocks . . . . . . . . . . . . . . . . . . . . . . | $ 5.94 |
| Energy Stocks. . . . . . . . . . . . . . . . . . . . . . . | $ 4.96 |
| Consumer Durables Stocks. . . . . . . . . . . . . | $ 4.65 |
| Cash and Cash Equivalents . . . . . . . . . . . . | $ 4.23 |
| Miscellaneous Stocks . . . . . . . . . . . . . . . . . | $ 3.45 |
| Consumer Services Stocks . . . . . . . . . . . . . | $ 3.33 |
| Consumer Nondurables Stocks. . . . . . . . . . | $ 2.46 |

# The Investments of Ivy Large Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Apparel – 0.00%** | | |
| Coach, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | $      2,831 |
| | | |
| **Business Equipment and Services – 2.68%** | | |
| Robert Half International Inc. . . . . . . . . . . . . . . . . . . . . . . . | 96,110 | 2,591,126 |
| Staples, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 46,857 | 1,471,778 |
| | | 4,062,904 |
| **Chemicals – Petroleum and Inorganic – 2.33%** | | |
| Monsanto Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 54,900 | 3,541,050 |
| | | |
| **Computers – Micro – 6.26%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 125,700 | 5,247,975 |
| Dell Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 110,836 | 4,258,873 |
| | | 9,506,848 |
| **Computers – Peripherals – 5.20%** | | |
| Microsoft Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 207,373 | 5,011,169 |
| Oracle Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 140,600 | 1,753,985 |
| SAP Aktiengesellschaft, ADR . . . . . . . . . . . . . . . . . . . . . . . | 28,050 | 1,124,244 |
| | | 7,889,398 |
| **Consumer Electronics – 1.86%** | | |
| Harman International Industries, Incorporated . . . . . . . . . . . . | 31,867 | 2,818,955 |
| | | |
| **Cosmetics and Toiletries – 2.46%** | | |
| Avon Products, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 87,100 | 3,740,074 |
| | | |
| **Electronic Components – 2.06%** | | |
| Intel Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 30,050 | 698,061 |
| Linear Technology Corporation . . . . . . . . . . . . . . . . . . . . . . | 37 | 1,420 |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . . . | 93,300 | 2,423,468 |
| Xilinx, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 50 | 1,461 |
| | | 3,124,410 |
| **Finance Companies – 7.20%** | | |
| SLM Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 219,350 | 10,932,404 |
| | | |
| **Health Care – Drugs – 6.39%** | | |
| Alcon, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 60,900 | 5,437,761 |
| Genentech, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29,000 | 1,641,690 |
| Gilead Sciences, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 73,200 | 2,620,194 |
| | | 9,699,645 |

See Notes to Schedule of Investments on page 107.

# The Investments of Ivy Large Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – General – 7.37%** | | |
| DENTSPLY International Inc. | 23,900 | $ 1,300,279 |
| Johnson & Johnson | 81,900 | 5,500,404 |
| Zimmer Holdings, Inc.* | 56,250 | 4,376,813 |
| | | 11,177,496 |
| **Hospital Supply and Management – 8.33%** | | |
| Medtronic, Inc. | 83,650 | 4,261,968 |
| UnitedHealth Group Incorporated | 87,900 | 8,383,902 |
| | | 12,645,870 |
| **Leisure Time Industry – 3.33%** | | |
| Carnival Corporation | 97,544 | 5,053,755 |
| **Motor Vehicles – 2.79%** | | |
| Harley-Davidson, Inc. | 73,347 | 4,236,523 |
| **Multiple Industry – 8.52%** | | |
| 3M Company | 23,300 | 1,996,577 |
| General Electric Company | 82,489 | 2,974,553 |
| Google Inc., Class A* | 24,400 | 4,403,834 |
| Las Vegas Sands, Inc.* | 79,100 | 3,559,500 |
| | | 12,934,464 |
| **Petroleum – Services – 4.96%** | | |
| Smith International, Inc.* | 119,912 | 7,522,080 |
| **Retail – Food Stores – 3.19%** | | |
| Walgreen Co. | 108,814 | 4,833,518 |
| **Retail – General Merchandise – 0.00%** | | |
| Dollar General Corporation | 50 | 1,095 |
| **Retail – Specialty Stores – 2.75%** | | |
| Home Depot, Inc. (The) | 109,300 | 4,179,632 |
| **Security and Commodity Brokers – 12.26%** | | |
| American Express Company | 34,400 | 1,767,128 |
| Chicago Mercantile Exchange Holdings Inc. | 31,743 | 6,159,094 |
| Goldman Sachs Group, Inc. (The) | 43,600 | 4,795,564 |
| Legg Mason, Inc. | 57,875 | 4,522,353 |
| Moody's Corporation | 16,800 | 1,358,448 |
| | | 18,602,587 |

See Notes to Schedule of Investments on page 107.

# The Investments of Ivy Large Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Timesharing and Software – 4.71%** | | |
| Automatic Data Processing, Inc. ...................... | 68,100 | $ 3,061,095 |
| eBay Inc.* ........................................ | 32,200 | 1,199,611 |
| Paychex, Inc. ..................................... | 88,000 | 2,891,680 |
| | | 7,152,386 |
| **Trucking and Shipping – 1.12%** | | |
| Expeditors International of Washington, Inc. ............. | 31,800 | 1,702,731 |
| **TOTAL COMMON STOCKS – 95.77%** | | $145,360,656 |
| (Cost: $124,261,586) | | |

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Finance Companies – 1.32%** | | |
| PACCAR Financial Corp., | | |
| 2.77%, 4–12–05 ................................. | $2,000 | 1,998,307 |
| **Food and Related – 2.29%** | | |
| McCormick & Co. Inc., | | |
| 2.83%, 4–1–05 ................................. | 3,476 | 3,476,000 |
| **TOTAL SHORT-TERM SECURITIES – 3.61%** | | $ 5,474,307 |
| (Cost: $5,474,307) | | |
| **TOTAL INVESTMENT SECURITIES – 99.38%** | | $150,834,963 |
| (Cost: $129,735,893) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.62%** | | 948,181 |
| **NET ASSETS – 100.00%** | | $151,783,144 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY LARGE CAP GROWTH FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $129,736) (Notes 1 and 3) | $150,835 |
| Receivables: | |
|     Fund shares sold | 881 |
|     Investment securities sold | 617 |
|     Dividends and interest | 77 |
| Prepaid and other assets | 19 |
|     Total assets | 152,429 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 295 |
| Payable for investment securities purchased | 233 |
| Accrued shareholder servicing (Note 2) | 54 |
| Due to custodian | 54 |
| Accrued accounting services fee (Note 2) | 6 |
| Accrued management fee (Note 2) | 3 |
| Accrued distribution and service fees (Note 2) | 1 |
|     Total liabilities | 646 |
|       Total net assets | $151,783 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
|     Capital stock | $ 160 |
|     Additional paid-in capital | 157,391 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss | (12) |
|     Accumulated undistributed net realized loss on investment transactions | (26,855) |
|     Net unrealized appreciation in value of investments | 21,099 |
|       Net assets applicable to outstanding units of capital | $151,783 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $9.54 |
| Class B | $8.99 |
| Class C | $9.18 |
| Class Y | $9.62 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 8,633 |
| Class B | 868 |
| Class C | 1,300 |
| Class Y | 5,160 |
| Capital shares authorized | 400,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY LARGE CAP GROWTH FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

| | |
|---|---:|
| Income (Note 1B): | |
| Dividends (net of foreign withholding taxes of $9) | $1,698 |
| Interest and amortization | 66 |
| Total income | 1,764 |
| Expenses (Note 2): | |
| Investment management fee | 1,033 |
| Shareholder servicing: | |
| Class A | 305 |
| Class B | 43 |
| Class C | 48 |
| Class Y | 80 |
| Service fee: | |
| Class A | 160 |
| Class B | 17 |
| Class C | 29 |
| Class Y | 132 |
| Distribution fee: | |
| Class A | 32 |
| Class B | 50 |
| Class C | 86 |
| Accounting services fee | 67 |
| Legal fees | 28 |
| Audit fees | 23 |
| Custodian fees | 13 |
| Other | 109 |
| Total | 2,255 |
| Less expenses in excess of voluntary limit (Note 2) | (40) |
| Total expenses | 2,215 |
| Net investment loss | (451) |

**REALIZED AND UNREALIZED GAIN**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on investments | 958 |
| Unrealized appreciation in value of investments during the period | 3,253 |
| Net gain on investments | 4,211 |
| Net increase in net assets resulting from operations | $3,760 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY LARGE CAP GROWTH FUND

*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | **2005** | **2004** |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (451) | $ (757) |
| Realized net gain (loss) on investments . . . . . . . . . . . . . . | 958 | (238) |
| Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,253 | 12,605 |
| Net increase in net assets resulting from operations . . . . . . . . . . . . . . . . . . . . | 3,760 | 11,610 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Realized gains on investment transactions: | | |
| Class A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (—) | (—) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . | (3,734) | 112,338 |
| Total increase. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 26 | 123,948 |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 151,757 | 27,809 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $151,783 | $151,757 |
| Undistributed net investment loss . . . . . . . . . . . . . . . . . . . | $ (12) | $ (5) |

(1)See "Financial Highlights" on pages 111 - 114.

# Financial Highlights

## IVY LARGE CAP GROWTH FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 6-30-00[1] to |
| --- | --- | --- | --- | --- | --- |
| | 2005 | 2004 | 2003 | 2002 | 3-31-01 |
| Net asset value, beginning of period.............. | $9.27 | $7.24 | $9.21 | $9.48 | $10.00 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ...... | (0.03) | (0.04) | (0.03) | (0.04) | 0.05 |
| Net realized and unrealized gain (loss) on investments .......... | 0.30 | 2.07 | (1.94) | (0.23) | (0.45) |
| Total from investment operations ...... | 0.27 | 2.03 | (1.97) | (0.27) | (0.40) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Total distributions.................. | (0.00) | (0.00) | (0.00) | (0.00) | (0.12) |
| Net asset value, end of period ......... | $9.54 | $9.27 | $7.24 | $9.21 | $ 9.48 |
| Total return[2] ..................... | 2.91% | 28.04% | –21.39% | –2.85% | –4.27% |
| Net assets, end of period (in millions) .................... | $82 | $76 | $21 | $20 | $19 |
| Ratio of expenses to average net assets including voluntary expense waiver[3]........ | 1.50% | 1.55% | 1.28% | 1.58% | 1.13%[4] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver[3] ................ | –0.31% | –0.89% | –0.23% | –0.38% | 0.89%[4] |
| Ratio of expenses to average net assets excluding voluntary expense waiver[3]........ | 1.52% | — | 1.66% | 1.69% | 1.34%[4] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[3] ................ | –0.33% | — | –0.61% | –0.49% | 0.68%[4] |
| Portfolio turnover rate ............... | 131% | 162% | 72% | 99% | 75% |

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)See Note 2.
(4)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY LARGE CAP GROWTH FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-6-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period. . . . . . . . . . . . . . | $8.83 | $6.99 | $9.05 | $9.44 | $10.02 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . . . . . . | (0.05) | (0.13) | (0.14) | (0.16) | (0.03) |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . | 0.21 | 1.97 | (1.92) | (0.23) | (0.49) |
| Total from investment operations . . . . . . | 0.16 | 1.84 | (2.06) | (0.39) | (0.52) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Total distributions. . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Net asset value, end of period . . . . . . . . . | $8.99 | $8.83 | $6.99 | $9.05 | $ 9.44 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . | 1.81% | 26.32% | −22.76% | −4.13% | −5.32% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . | $8 | $5 | $2 | $2 | $2 |
| Ratio of expenses to average net assets including voluntary expense waiver[2] . . . . . . . . | 2.53% | 2.85% | 2.93% | 2.98% | 2.53%[3] |
| Ratio of net investment loss to average net assets including voluntary expense waiver[2] . . . . . . . . | −1.30% | −2.16% | −1.87% | −1.79% | −0.60%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver[2] . . . . . . . . | — | — | 3.31% | 3.19% | 3.00%[3] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver[2] . . . . . . . . | — | — | −2.25% | −2.00% | −1.07%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . . . | 131% | 162% | 72% | 99% | 75% |

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY LARGE CAP GROWTH FUND
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 3-31-01 |
| Net asset value, beginning of period. . . . . . . . . . . . . . . | $8.99 | $7.08 | $9.10 | $9.45 | $10.00 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss. . . . . . . . . . . . . . . | (0.09) | (0.11) | (0.10) | (0.12) | (0.00) |
| Net realized and unrealized gain (loss) on investments . . . . . . . | 0.28 | 2.02 | (1.92) | (0.23) | (0.48) |
| Total from investment operations . . . . . . . | 0.19 | 1.91 | (2.02) | (0.35) | (0.48) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Total distributions. . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.07) |
| Net asset value, end of period . . . . . . . . . | $9.18 | $8.99 | $7.08 | $9.10 | $ 9.45 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . | 2.11% | 26.98% | –22.28% | –3.60% | –4.93% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . | $12 | $11 | $4 | $7 | $7 |
| Ratio of expenses to average net assets including voluntary expense waiver[2] . . . . . . . . . | 2.25% | 2.44% | 2.26% | 2.51% | 2.06%[3] |
| Ratio of net investment loss to average net assets including voluntary expense waiver[2] . . . . . . . . . | –1.06% | –1.75% | –1.20% | –1.31% | –0.08%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver[2] . . . . . . . . . | 2.28% | — | 2.64% | 2.68% | 2.44%[3] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver[2] . . . . . . . . . | –1.09% | — | –1.58% | –1.48% | –0.46%[3] |
| Portfolio turnover rate . . . . . . . . . . . . . . . . | 131% | 162% | 72% | 99% | 75% |

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY LARGE CAP GROWTH FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-6-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period............... | $9.32 | $7.26 | $9.22 | $9.48 | $10.02 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ...... | 0.00 | (0.03) | (0.30) | (0.01) | 0.09 |
| Net realized and unrealized gain (loss) on investments ...... | 0.30 | 2.09 | (1.66) | (0.25) | (0.50) |
| Total from investment operations ...... | 0.30 | 2.06 | (1.96) | (0.26) | (0.41) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.00) | (0.00) | (0.00) | (0.00) | (0.07) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.06) |
| Total distributions.................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.13) |
| Net asset value, end of period ......... | $9.62 | $9.32 | $7.26 | $9.22 | $ 9.48 |
| Total return ........................ | 3.22% | 28.38% | –21.26% | –2.74% | –4.38% |
| Net assets, end of period (in thousands).................... | $49,661 | $59,483 | $892 | $768 | $279 |
| Ratio of expenses to average net assets including voluntary expense waiver[2]........ | 1.20% | 1.26% | 1.05% | 1.36% | 1.13%[3] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver[2] ................ | –0.01% | –0.64% | 0.00% | –0.20% | 1.11%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver[2]........ | 1.25% | — | 1.43% | 1.45% | 1.34%[3] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver[2] ................ | –0.06% | — | –0.38% | –0.29% | 0.90%[3] |
| Portfolio turnover rate ............... | 131% | 162% | 72% | 99% | 75% |

(1)Commencement of operations of the class.
(2)See Note 2.
(3)Annualized.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Limited-Term Bond Fund

*March 31, 2005*



**An interview with W. Patrick Sterner, CFA, portfolio manager of the Ivy Limited-Term Bond Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

### How did the Fund perform during the last fiscal year?

The Fund underperformed its benchmark during a challenging period, with Class C shares of the Fund declining 1.45 percent over the fiscal year. In comparison, the Citigroup 1-5 Years Treasury/Government Sponsored/Credit Index (reflecting the performance of securities generally representing the limited-term sector of the bond market) declined 0.51 percent for the fiscal year, while the Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives) decreased 0.33 percent. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

### Why did the Fund lag its benchmark index during the fiscal year?

Returns during the fiscal year were negatively impacted by the short maturity of the Fund. The yield curve flattened dramatically during the period, as rates on short and intermediate maturities rose while longer rates actually declined. The yield on the two-year Treasury note increased from 1.57 percent to 3.78 percent, or 221 basis points, over the period, while the 30-year U.S. Treasury declined from 4.78 percent to 4.75 percent. This flattening of the yield curve allowed long-maturity bonds to outperform shorter-term bonds on a total return basis, with long-term U.S. Treasury bonds outperforming intermediate-term U.S. Treasuries. The Fund lacked significant exposure to securities with maturities longer than five years, and therefore didn't capture the additional return provided by these bonds.

However, there were several factors that contributed positively to the Fund's performance over the past year. The most important was an overweighting in both corporate bonds and mortgage-backed securities, which were the best-performing sectors of the fixed income market last year. In addition, we believe that exposure to waste-disposal companies, defense contractors and electric utilities within the corporate sector helped enhance overall return.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

A steadily growing economy and improving corporate credit fundamentals were reflected in the market, as spreads on corporate bonds continued to tighten. The tightening was most pronounced in lower-rated securities. Over the last 12 months, Baa-rated bonds outperformed AA-rated bonds. The Fund held over 25 percent in Baa securities, but their short maturity held back relative performance.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

Our management style attempts to identify relative value opportunities between sectors of the market. Those sectors include U.S. Treasuries, agencies, corporates and mortgage-backed securities. We expected interest rates to increase gradually over the year, which typically would favor mortgage-backed securities with limited extension risk, and we also felt that intermediate corporate bonds offered good value. As a result, we emphasized those sectors in the Fund, which we feel helped overall performance.

## What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

We anticipate that interest rates likely will move higher over the new fiscal year, as economic growth continues to be solid. We believe the Federal Reserve likely will remain on a course of raising short-term rates at least until they feel a neutral federal funds level is reached. We also believe that corporate credit spreads are still so tight that there is little upside potential in owning corporate bonds, except in selected names.

With this backdrop, we intend to continue to remain short duration while emphasizing mortgage-backed securities with what we believe is limited extension risk.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Please note that securities issued by certain U.S. Government-sponsored entities, including the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Banks ("FHLBs") are not funded by Congressional appropriations and the debt and mortgage-backed securities issued by them are neither guaranteed nor insured by the United States Government.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy Limited-Term Bond Fund, Class C Shares[1] ................ | $15,224 |
| — — — | Citigroup 1-5 Years Treasury/Government Sponsored/Credit Index ... | $18,028 |
| — — — | Lipper Short-Intermediate Investment Grade Debt Funds Universe Average ........................................ | $17,279 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05................ | –3.09% | –5.38% | –1.45% | –0.49% |
| 5-year period ended 3-31-05................ | — | — | 3.92% | 4.90% |
| 10-year period ended 3-31-05 .............. | — | — | 4.29% | — |
| Since inception of Class through 3-31-05[4] .... | 3.96% | 3.36% | — | 4.69% |

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)8-17-00 for Class A shares, 7-3-00 for Class B shares and 12-29-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY LIMITED-TERM BOND FUND

### Portfolio Highlights

On March 31, 2005, Ivy Limited-Term Bond Fund had net assets totaling $63,824,772 invested in a diversified portfolio of:

| | |
|---|---|
| 49.90% | United States Government and Government Agency Securities |
| 48.32% | Corporate Debt Securities |
| 1.78% | Cash and Cash Equivalents |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | |
|---|---|
| Corporate Debt Securities . . . . . . . . . . . . | $48.32 |
| United States Government Agency Mortgage-Backed Securities. . . . . . . . . | $24.88 |
| United States Government Treasury Securities . . . . . . . . . . . . . . . . . . . . . . . | $18.81 |
| United States Government Agency Securities. . . . . . . . . . . . . . . . | $ 6.21 |
| Cash and Cash Equivalents . . . . . . . . . . . | $ 1.78 |

On March 31, 2005, the breakdown of bonds (by ratings) held by the Fund was as follows:



| | |
|---|---|
| AAA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49.90% |
| A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 18.85% |
| BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 29.47% |
| Cash and Cash Equivalents . . . . . . . . . . . | 1.78% |

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Aircraft – 2.97%** | | |
| Raytheon Company, | | |
| 6.75%, 8–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,800 | $ 1,893,866 |
| **Broadcasting – 1.28%** | | |
| Clear Channel Communications, Inc., | | |
| 4.625%, 1–15–08 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 829 | 819,472 |
| **Business Equipment and Services – 3.32%** | | |
| USA Waste Services, Inc., | | |
| 7.125%, 10–1–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,121,330 |
| **Capital Equipment – 1.27%** | | |
| John Deere Capital Corporation, | | |
| 5.125%, 10–19–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 812,598 |
| **Chemicals – Specialty – 1.97%** | | |
| Praxair, Inc., | | |
| 4.75%, 7–15–07 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,250 | 1,259,641 |
| **Finance Companies – 5.55%** | | |
| Ford Motor Credit Company, | | |
| 6.875%, 2–1–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 2,027,196 |
| General Motors Acceptance Corporation, | | |
| 6.625%, 10–15–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,511,256 |
| | | 3,538,452 |
| **Food and Related – 1.10%** | | |
| Kellogg Company, | | |
| 4.875%, 10–15–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 700 | 703,521 |
| **Multiple Industry – 8.00%** | | |
| Honeywell International Inc., | | |
| 6.875%, 10–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,100 | 1,117,065 |
| Household Finance Corporation, | | |
| 6.5%, 1–24–06 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 950 | 970,283 |

See Notes to Schedule of Investments on page 124.

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Multiple Industry – (Continued)** | | |
| Kansas City Power & Light Company, | | |
| 7.125%, 12–15–05 .................................. | $   950 | $     971,993 |
| National Rural Utilities Cooperative | | |
| Finance Corporation, | | |
| 6.0%, 5–15–06 .................................... | 2,000 | 2,044,636 |
| | | 5,103,977 |
| **Petroleum – International – 3.24%** | | |
| Anadarko Petroleum Corporation, | | |
| 5.375%, 3–1–07 ................................... | 2,025 | 2,069,048 |
| **Railroad – 6.43%** | | |
| Norfolk Southern Corporation, | | |
| 7.35%, 5–15–07 ................................... | 1,850 | 1,960,921 |
| Union Pacific Corporation: | | |
| 7.6%, 5–1–05 ..................................... | 1,595 | 1,599,493 |
| 6.7%, 12–1–06 .................................... | 525 | 545,809 |
| | | 4,106,223 |
| **Security and Commodity Brokers – 0.95%** | | |
| CIT Group Holdings, Inc. (The), | | |
| 6.625%, 6–15–05 .................................. | 600 | 604,099 |
| **Utilities – Electric – 8.87%** | | |
| Dominion Resources, Inc., | | |
| 7.625%, 7–15–05 .................................. | 2,200 | 2,226,668 |
| FPL Group Capital Inc, | | |
| 6.125%, 5–15–07 .................................. | 2,000 | 2,074,726 |
| PacifiCorp, | | |
| 6.75%, 4–1–05 .................................... | 1,000 | 1,000,000 |
| Wisconsin Energy Corporation, | | |
| 5.875%, 4–1–06 ................................... | 350 | 356,562 |
| | | 5,657,956 |

See Notes to Schedule of Investments on page 124.

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| CORPORATE DEBT SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Utilities – Telephone – 3.37%** | | |
| GTE Corporation, | | |
| 6.36%, 4–15–06 | $2,100 | $ 2,147,405 |
| **TOTAL CORPORATE DEBT SECURITIES – 48.32%** | | $30,837,588 |
| (Cost: $30,891,406) | | |

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS | | |
|---|---|---|
| **Agency Obligations – 6.21%** | | |
| Federal Home Loan Mortgage Corporation, | | |
| 3.625%, 9–15–08 | 2,000 | 1,958,168 |
| Federal National Mortgage Association, | | |
| 4.25%, 7–15–07 | 2,000 | 2,006,666 |
| | | 3,964,834 |
| **Mortgage-Backed Obligations – 24.88%** | | |
| Federal Home Loan Mortgage Corporation Agency REMIC/CMO: | | |
| 4.0%, 12–15–12 | 898 | 884,391 |
| 3.5%, 12–15–16 | 1,218 | 1,176,899 |
| 5.5%, 7–15–17 (Interest Only) | 1,000 | 86,434 |
| 5.5%, 10–15–23 (Interest Only) | 4,865 | 433,609 |
| 5.5%, 4–15–24 (Interest Only) | 1,496 | 164,648 |
| 5.0%, 6–15–24 (Interest Only) | 2,000 | 287,010 |
| 4.0%, 11–15–32 | 1,324 | 1,286,089 |
| Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates: | | |
| 4.5%, 5–1–10 | 966 | 962,972 |
| 5.5%, 2–1–16 | 87 | 89,034 |
| 5.5%, 1–1–17 | 269 | 274,644 |
| 5.5%, 5–1–17 | 260 | 265,335 |
| 4.5%, 4–1–18 | 1,468 | 1,439,927 |

See Notes to Schedule of Investments on page 124.

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations (Continued)** | | |
| Federal National Mortgage Association Agency REMIC/CMO (Interest Only), | | |
| 5.0%, 3–25–16 ................................. | $1,607 | $ 120,788 |
| Federal National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 8.0%, 2–1–08 ................................. | 2 | 2,437 |
| 6.5%, 12–1–10 ................................. | 36 | 37,762 |
| 6.0%, 1–1–11 ................................. | 43 | 43,787 |
| 6.5%, 2–1–11 ................................. | 65 | 68,370 |
| 7.0%, 5–1–11 ................................. | 30 | 31,586 |
| 7.0%, 7–1–11 ................................. | 27 | 28,245 |
| 7.0%, 9–1–12 ................................. | 25 | 25,748 |
| 6.0%, 11–1–13 ................................. | 72 | 74,184 |
| 7.0%, 9–1–14 ................................. | 45 | 47,404 |
| 7.0%, 10–1–14 ................................. | 54 | 56,950 |
| 6.0%, 6–1–16 ................................. | 46 | 47,628 |
| 6.5%, 6–1–16 ................................. | 106 | 111,228 |
| 5.5%, 2–1–17 ................................. | 820 | 836,925 |
| 5.0%, 11–1–17 ................................. | 934 | 935,296 |
| 5.5%, 1–1–18 ................................. | 956 | 974,936 |
| 7.0%, 4–1–26 ................................. | 29 | 30,763 |
| Government National Mortgage Association Fixed Rate Pass-Through Certificates: | | |
| 6.5%, 1–15–14 ................................. | 86 | 90,457 |
| 6.0%, 5–15–14 ................................. | 232 | 241,053 |
| 5.5%, 1–15–17 ................................. | 425 | 436,910 |
| 6.0%, 1–15–17 ................................. | 300 | 310,995 |

See Notes to Schedule of Investments on page 124.

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Mortgage-Backed Obligations (Continued)** | | |
| Government National Mortgage | | |
| Association Fixed Rate Pass-Through | | |
| Certificates (Continued): | | |
| 5.5%, 7–15–17 | $ 823 | $ 846,681 |
| 5.0%, 12–15–17 | 1,331 | 1,347,227 |
| 4.0%, 9–15–18 | 1,653 | 1,592,487 |
| 7.0%, 10–15–28 | 66 | 69,385 |
| 7.0%, 4–15–29 | 41 | 43,758 |
| 7.0%, 7–15–29 | 74 | 78,015 |
| | | **15,881,997** |
| **Treasury Obligations – 18.81%** | | |
| United States Treasury Notes: | | |
| 4.75%, 11–15–08 | 2,000 | 2,047,968 |
| 3.125%, 4–15–09 | 2,000 | 1,928,672 |
| 4.0%, 3–15–10 | 2,000 | 1,984,376 |
| 5.0%, 8–15–11 | 2,000 | 2,077,812 |
| 4.375%, 8–15–12 | 2,000 | 2,004,688 |
| 4.25%, 8–15–14 | 2,000 | 1,961,250 |
| | | **12,004,766** |
| **TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 49.90%** | | **$31,851,597** |

(Cost: $32,147,518)

See Notes to Schedule of Investments on page 124.

# The Investments of Ivy Limited-Term Bond Fund

*March 31, 2005*

| SHORT-TERM SECURITY – 0.63% | Principal Amount in Thousands | Value |
|---|---|---|
| **Forest and Paper Products** | | |
| Sonoco Products Co., | | |
| 2.88%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $    400 | $    400,000 |
| (Cost: $400,000) | | |
| **TOTAL INVESTMENT SECURITIES – 98.85%** | | $63,089,185 |
| (Cost: $63,438,924) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.15%** | | 735,587 |
| **NET ASSETS – 100.00%** | | $63,824,772 |

**Notes to Schedule of Investments**

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY LIMITED-TERM BOND FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $63,439) (Notes 1 and 3) | $63,089 |
| Receivables: | |
|    Interest | 877 |
|    Fund shares sold | 155 |
| Prepaid and other assets | 18 |
|      Total assets | 64,139 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 221 |
| Accrued shareholder servicing (Note 2) | 25 |
| Due to custodian | 24 |
| Dividends payable | 19 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued distribution and service fees (Note 2) | 1 |
| Accrued management fee (Note 2) | 1 |
| Other | 19 |
|      Total liabilities | 314 |
|       Total net assets | $63,825 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
|    Capital stock | $ 63 |
|    Additional paid-in capital | 64,697 |
| Accumulated undistributed loss: | |
|    Accumulated undistributed net realized loss | |
|      on investment transactions | (585) |
|    Net unrealized depreciation in value of investments | (350) |
|      Net assets applicable to outstanding units of capital | $63,825 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $10.14 |
| Class B | $10.14 |
| Class C | $10.14 |
| Class Y | $10.14 |
| Capital shares outstanding: | |
| Class A | 3,794 |
| Class B | 655 |
| Class C | 1,667 |
| Class Y | 176 |
| Capital shares authorized | 200,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY LIMITED-TERM BOND FUND

*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization | $2,660 |
| Expenses (Note 2): | |
|     Investment management fee | 333 |
|     Distribution fee: | |
|         Class A | 27 |
|         Class B | 48 |
|         Class C | 146 |
|     Shareholder servicing: | |
|         Class A | 92 |
|         Class B | 26 |
|         Class C | 70 |
|         Class Y | 3 |
|     Service fee: | |
|         Class A | 70 |
|         Class B | 16 |
|         Class C | 49 |
|         Class Y | 5 |
|     Accounting services fee | 45 |
|     Audit fees | 17 |
|     Legal fees | 14 |
|     Custodian fees | 10 |
|     Other | 103 |
|         Total expenses | 1,074 |
|             Net investment income | 1,586 |

**REALIZED AND UNREALIZED LOSS**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net loss on investments | (80) |
| Unrealized depreciation in value of investments during the period | (2,076) |
|     Net loss on investments | (2,156) |
|         Net decrease in net assets resulting from operations | $ (570) |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY LIMITED-TERM BOND FUND

*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,586 | $ 1,765 |
| Realized net gain (loss) on investments. . . . . . . . . . . . . . . . . | (80) | 249 |
| Unrealized depreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (2,076) | (87) |
| Net increase (decrease) in net assets resulting from operations . . . . . . . . . . . . . . . . . . . . . . . | (570) | 1,927 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,057) | (1,111) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (114) | (110) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (359) | (493) |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (56) | (51) |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| | (1,586) | (1,765) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . | 1,791 | (13,816) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (365) | (13,654) |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64,190 | 77,844 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $63,825 | $64,190 |
| Undistributed net investment income . . . . . . . . . . . . . . . . . | $ — | $ — |

(1)See "Financial Highlights" on pages 128 - 131.

See Notes to Financial Statements.

# Financial Highlights

## IVY LIMITED-TERM BOND FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 8-17-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period.......... | $10.48 | $10.45 | $10.20 | $10.17 | $ 9.84 |
| Income (loss) from investment operations: | | | | | |
| Net investment income....... | 0.28 | 0.29 | 0.36 | 0.51 | 0.36 |
| Net realized and unrealized gain (loss) on investments .......... | (0.34) | 0.03 | 0.25 | 0.03 | 0.33 |
| Total from investment operations ................. | (0.06) | 0.32 | 0.61 | 0.54 | 0.69 |
| Less distributions from: | | | | | |
| Net investment income....... | (0.28) | (0.29) | (0.36) | (0.51) | (0.36) |
| Capital gains ............... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions.............. | (0.28) | (0.29) | (0.36) | (0.51) | (0.36) |
| Net asset value, end of period .... | $10.14 | $10.48 | $10.45 | $10.20 | $10.17 |
| Total return[2] ................ | −0.60% | 3.13% | 6.15% | 5.42% | 7.01% |
| Net assets, end of period (in thousands).............. | $38,482 | $34,970 | $39,765 | $6,124 | $494 |
| Ratio of expenses to average net assets including voluntary expense waiver..... | 1.27% | 1.18% | 1.09% | 1.04% | 0.85%[3] |
| Ratio of net investment income to average net assets including voluntary expense waiver ............. | 2.71% | 2.79% | 3.32% | 4.76% | 5.83%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver..... | —[4] | —[4] | —[4] | 1.19% | 1.09%[3] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver ............. | —[4] | —[4] | —[4] | 4.61% | 5.59%[3] |
| Portfolio turnover rate .......... | 36% | 30% | 49% | 33% | 16%[5] |

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(5)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY LIMITED-TERM BOND FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period. . . . . . . . . . | $10.48 | $10.45 | $10.20 | $10.17 | $ 9.80 |
| Income (loss) from investment operations: | | | | | |
| Net investment income. . . . . . . . | 0.18 | 0.19 | 0.27 | 0.42 | 0.36 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . | (0.34) | 0.03 | 0.25 | 0.03 | 0.37 |
| Total from investment operations . . . . . . . . . . . . . . . . . . | (0.16) | 0.22 | 0.52 | 0.45 | 0.73 |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . | (0.18) | (0.19) | (0.27) | (0.42) | (0.36) |
| Capital gains . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions. . . . . . . . . . . . . | (0.18) | (0.19) | (0.27) | (0.42) | (0.36) |
| Net asset value, end of period . . . . . | $10.14 | $10.48 | $10.45 | $10.20 | $10.17 |
| Total return . . . . . . . . . . . . . . . . . . . . | −1.51% | 2.18% | 5.18% | 4.52% | 7.54% |
| Net assets, end of period (in thousands). . . . . . . . . . . . . . . | $6,649 | $5,812 | $5,471 | $1,419 | $425 |
| Ratio of expenses to average net assets including voluntary expense waiver. . . . . . | 2.20% | 2.11% | 2.01% | 1.88% | 1.81%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . . . . . . . | 1.78% | 1.86% | 2.47% | 4.02% | 4.91%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver. . . . . . | —[3] | —[3] | —[3] | 2.15% | 2.33%[2] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . | —[3] | —[3] | —[3] | 3.76% | 4.39%[2] |
| Portfolio turnover rate . . . . . . . . . . | 36% | 30% | 49% | 33% | 16%[4] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY LIMITED-TERM BOND FUND

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

|  | For the fiscal year ended March 31, | | | | |
|---|---|---|---|---|---|
|  | 2005 | 2004 | 2003 | 2002 | 2001 |
| Net asset value, beginning of period............. | $10.48 | $10.45 | $10.20 | $10.17 | $ 9.76 |
| Income (loss) from investment operations: | | | | | |
| Net investment income........... | 0.19 | 0.20 | 0.27 | 0.42 | 0.48 |
| Net realized and unrealized gain (loss) on investments ............. | (0.34) | 0.03 | 0.25 | 0.03 | 0.41 |
| Total from investment operations ..................... | (0.15) | 0.23 | 0.52 | 0.45 | 0.89 |
| Less distributions from: | | | | | |
| Net investment income........... | (0.19) | (0.20) | (0.27) | (0.42) | (0.48) |
| Capital gains ................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions................. | (0.19) | (0.20) | (0.27) | (0.42) | (0.48) |
| Net asset value, end of period ........ | $10.14 | $10.48 | $10.45 | $10.20 | $10.17 |
| Total return ....................... | −1.45% | 2.23% | 5.22% | 4.46% | 9.48% |
| Net assets, end of period (in millions) ................... | $17 | $22 | $30 | $20 | $18 |
| Ratio of expenses to average net assets including voluntary expense waiver......... | 2.14% | 2.05% | 1.98% | 1.94% | 1.82% |
| Ratio of net investment income to average net assets including voluntary expense waiver......... | 1.84% | 1.92% | 2.59% | 4.04% | 4.97% |
| Ratio of expenses to average net assets excluding voluntary expense waiver......... | —[1] | —[1] | —[1] | 2.21% | 2.34% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver......... | —[1] | —[1] | —[1] | 3.77% | 4.44% |
| Portfolio turnover rate .............. | 36% | 30% | 49% | 33% | 16% |

[1] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Financial Highlights

## IVY LIMITED-TERM BOND FUND

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period.............. | $10.48 | $10.45 | $10.20 | $10.17 | $ 9.76 |
| Income (loss) from investment operations: | | | | | |
| Net investment income........... | 0.29 | 0.29 | 0.36 | 0.51 | 0.59 |
| Net realized and unrealized gain (loss) on investments .............. | (0.34) | 0.03 | 0.25 | 0.03 | 0.41 |
| Total from investment operations ..................... | (0.05) | 0.32 | 0.61 | 0.54 | 1.00 |
| Less distributions from: | | | | | |
| Net investment income........... | (0.29) | (0.29) | (0.36) | (0.51) | (0.59) |
| Capital gains ................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions................. | (0.29) | (0.29) | (0.36) | (0.51) | (0.59) |
| Net asset value, end of period ........ | $10.14 | $10.48 | $10.45 | $10.20 | $10.17 |
| Total return....................... | −0.49% | 3.18% | 6.14% | 5.41% | 10.56% |
| Net assets, end of period (in millions) ................... | $2 | $2 | $2 | $1 | $2 |
| Ratio of expenses to average net assets including voluntary expense waiver......... | 1.16% | 1.13% | 1.09% | 1.04% | 0.83% |
| Ratio of net investment income to average net assets including voluntary expense waiver......... | 2.82% | 2.83% | 3.42% | 4.97% | 5.95% |
| Ratio of expenses to average net assets excluding voluntary expense waiver......... | —[1] | —[1] | —[1] | 1.18% | 1.07% |
| Ratio of net investment income to average net assets excluding voluntary expense waiver......... | —[1] | —[1] | —[1] | 4.83% | 5.71% |
| Portfolio turnover rate .............. | 36% | 30% | 49% | 33% | 16% |

[1] Because the Fund's net assets exceeded $25 million, there was no waiver of expenses. Therefore, no ratio is provided.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Mid Cap Growth Fund

*March 31, 2005*



**An interview with Kimberly A. Scott, CFA, portfolio manager of the Ivy Mid Cap Growth Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund's Class A shares increased 9.90 percent for the period, before the impact of sales charges, compared with the Russell Mid-Cap Growth Index (generally reflecting the performance of securities that represent the mid cap sector of the stock market), which increased 8.31 percent during the same period, and the Lipper Mid-Cap Growth Funds Universe Average (reflecting the universe of funds with similar investment objectives), which increased 5.21 percent for the period.

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What factors impacted the Fund's performance relative to its benchmark index during the fiscal year?

Positive stock selection across a number of sectors was the primary contributor to performance over the period, in our view. Additionally, several sectors in which we were overweight relative to our benchmark, namely energy and financials, were sectors that outperformed the respective sector in the benchmark, and added nicely to the Fund's total return. One area that detracted from performance was health care, a sector in which we had an overweight position and poorly performing stocks. Our biotechnology stocks were particularly disappointing during the fiscal year.

## What other market conditions or events influenced the Fund's performance during the fiscal year?

The performance of mid-cap growth stocks was uninspiring for much of the 12-month period through March of 2005. Stocks struggled against the twin specters of rapidly rising energy prices and higher interest rates, even though earnings trends remained strong. Stocks rallied strongly later in the calendar year, however, helping to generate a solid return for the year, but then quickly lost momentum in early 2005, as concerns over reaccelerating energy prices and rising interest rates came to the fore once again. The energy and utilities sectors did quite well over the fiscal year. More traditionally defensive sectors, such as health care and consumer staples, performed better than the index for the year, while the more cyclical and interest-rate-sensitive sectors, such as technology, consumer discretionary, and financials, underperformed the index.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

We believe that stock selection helped Fund performance over the fiscal year. Our focus on premier growth companies with strong, sustainable and highly visible earnings growth opportunities paid off, as it appears that many other investors also came to appreciate these companies. In addition, we were unwilling to react to every negative news item and data point, particularly early in the year. This allowed us to remain invested in a portfolio of stocks in which we had high conviction, and we feel that our patience was rewarded as the markets reacted to good earnings and returns later in the year.

### What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Areas of emphasis for the Fund during the period, relative to the benchmark index, included health care, consumer staples, energy and financial services. We were disappointed with the performance of our health care names, particularly our stocks in the biotechnology area. However, we intend to continue to emphasize health care, as we like the long-term and consistent growth characteristics of this sector, as well as its selection of higher-quality names. We believe that health care stocks likely will draw greater investor interest this year, as we expect the market to become more defensive. In addition, we expect to see considerable merger and acquisition activity in this sector, as we believe that many large health care companies, especially in the pharmaceutical area, are likely to spend cash holdings to supplement their growth.

We are still slightly overweight in energy, and will likely maintain the overweight given the positive secular supply/demand characteristics of the industry. However, we are concerned that energy prices may have become extended in the near term, and we believe any correction in the price of the commodity may cause a downdraft in the price of the stocks. We would likely use such a move to increase our exposure to the energy sector. We like the consumer staples area for its defensive characteristics and generally healthy dividend yields on many stocks in the sector. We believe there are opportunities throughout consumer staples to invest in companies that are reinvigorating their businesses with smart operating changes.

We continue to like select areas of the technology sector, such as storage networking, but are unlikely to overweight this group given the high valuations and increasingly commodity-like nature of the business. We have been overweight in financial services, but will likely become more selective and less exposed there in the future. We are also less enthusiastic about consumer-discretionary investments, as we believe consumers are facing many challenges, namely higher interest rates, higher energy prices and consistently increasing health care expenses. Generally, we believe that investors will prefer higher-quality companies that have the potential to produce consistent revenue and earnings growth, as we believe the economic cycle is certainly mature.

**The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.**

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——————— | Ivy Mid Cap Growth Fund, Class A Shares[1] . . . . . . . . . . . . . . . . . . . . . . | $9,782 |
| — —— — | Russell Mid-Cap Growth Index . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $7,391 |
| — — — | Lipper Mid-Cap Growth Funds Universe Average . . . . . . . . . . . . . . . . . . | $7,648 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

| Average Annual Total Return[2] | Class A | Class B | Class C | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . | 3.58% | 4.57% | 9.14% | 10.45% |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . | — | — | — | — |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . | — | — | — | — |
| Since inception of Class through 3-31-05[3] . . . . | –0.46% | –0.93% | –0.11% | 0.52% |

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.

(3)6-30-00 for Class A shares, 7-6-00 for Class B shares, 7-3-00 for Class C shares and 7-10-00 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY MID CAP GROWTH FUND

### Portfolio Highlights

On March 31, 2005, the Ivy Mid Cap Growth Fund had net assets totaling $91,947,473 invested in a diversified portfolio of:

| | |
|---|---|
| **96.41%** | **Common Stocks** |
| **3.59%** | **Cash and Cash Equivalents and Options** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Health Care Stocks. . . . . . . . . . . . . . . . . | $21.25 |
| | Technology Stocks . . . . . . . . . . . . . . . . . | $17.67 |
| | Business Equipment and Services Stocks. . | $16.24 |
| | Financial Services Stocks . . . . . . . . . . . . . | $ 9.80 |
| | Consumer Nondurables Stocks. . . . . . . . . | $ 7.29 |
| | Consumer Services Stocks . . . . . . . . . . . . | $ 6.98 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . . | $ 6.07 |
| | Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 5.78 |
| | Energy Stocks. . . . . . . . . . . . . . . . . . . . . . | $ 5.33 |
| | Cash and Cash Equivalents and Options . | $ 3.59 |

# The Investments of Ivy Mid Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Aircraft – 1.53%** | | |
| L–3 Communications Holdings, Inc. . . . . . . . . . . . . . . . . . . . . . | 19,800 | $ 1,406,196 |
| | | |
| **Banks – 5.04%** | | |
| Northern Trust Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . | 39,300 | 1,709,747 |
| Southwest Bancorporation of Texas, Inc. . . . . . . . . . . . . . . . . . | 31,000 | 566,680 |
| Synovus Financial Corp. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 84,600 | 2,356,956 |
| | | 4,633,383 |
| **Beverages – 2.89%** | | |
| Brown-Forman Corporation, Class B . . . . . . . . . . . . . . . . . . . . | 24,600 | 1,346,850 |
| Coca-Cola Enterprises Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 63,750 | 1,308,150 |
| | | 2,655,000 |
| **Broadcasting – 1.08%** | | |
| Cox Radio, Inc., Class A* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 59,200 | 995,152 |
| | | |
| **Business Equipment and Services – 5.77%** | | |
| Cintas Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 32,500 | 1,343,712 |
| Lamar Advertising Company* . . . . . . . . . . . . . . . . . . . . . . . . . . | 57,350 | 2,310,345 |
| Stericycle, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 37,300 | 1,648,474 |
| | | 5,302,531 |
| **Capital Equipment – 2.08%** | | |
| IDEX Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 47,475 | 1,915,616 |
| | | |
| **Communications Equipment – 1.05%** | | |
| Juniper Networks, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 43,800 | 966,447 |
| | | |
| **Computers – Micro – 4.38%** | | |
| Apple Computer, Inc. (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86,400 | 3,607,200 |
| Sun Microsystems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 104,100 | 420,044 |
| | | 4,027,244 |
| **Computers – Peripherals – 2.53%** | | |
| EMC Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 96,700 | 1,191,344 |
| Mercury Interactive Corporation* . . . . . . . . . . . . . . . . . . . . . . | 23,950 | 1,133,913 |
| | | 2,325,257 |
| **Cosmetics and Toiletries – 2.63%** | | |
| Estee Lauder Companies Inc. (The), Class A . . . . . . . . . . . . . . | 53,750 | 2,417,675 |
| | | |
| **Electrical Equipment – 1.55%** | | |
| Molex Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,900 | 234,826 |
| Molex Incorporated, Class A . . . . . . . . . . . . . . . . . . . . . . . . . . | 50,450 | 1,189,359 |
| | | 1,424,185 |

See Notes to Schedule of Investments on page 139.

# The Investments of Ivy Mid Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Electronic Components – 6.64%** | | |
| Analog Devices, Inc. | 24,900 | $    899,886 |
| Broadcom Corporation, Class A* | 38,350 | 1,150,308 |
| Microchip Technology Incorporated | 55,650 | 1,445,509 |
| Network Appliance, Inc.* | 86,150 | 2,382,909 |
| Semtech Corporation* | 12,700 | 226,695 |
| | | 6,105,307 |
| **Electronic Instruments – 1.54%** | | |
| Lam Research Corporation* | 49,150 | 1,418,715 |
| **Food and Related – 1.77%** | | |
| Hershey Foods Corporation | 26,950 | 1,629,397 |
| **Health Care – Drugs – 7.76%** | | |
| Allergan, Inc. | 30,900 | 2,146,623 |
| Cephalon, Inc.* | 24,000 | 1,123,800 |
| Eyetech Pharmaceuticals, Inc.* | 15,100 | 415,174 |
| Forest Laboratories, Inc.* | 10,950 | 404,602 |
| Gilead Sciences, Inc.* | 41,200 | 1,474,754 |
| ICOS Corporation* | 37,300 | 835,333 |
| Neurocrine Biosciences, Inc.* | 19,300 | 733,786 |
| | | 7,134,072 |
| **Health Care – General – 6.05%** | | |
| Biomet, Inc. | 51,925 | 1,886,695 |
| Gen-Probe Incorporated* | 12,000 | 536,400 |
| Kyphon Inc.* | 38,250 | 961,031 |
| Schein (Henry), Inc.* | 61,050 | 2,184,369 |
| | | 5,568,495 |
| **Hospital Supply and Management – 7.44%** | | |
| Bard (C. R.), Inc. | 48,700 | 3,315,496 |
| Health Management Associates, Inc., Class A | 53,950 | 1,412,411 |
| Laboratory Corporation of America Holdings* | 43,800 | 2,111,160 |
| | | 6,839,067 |
| **Hotels and Gaming – 2.16%** | | |
| Orient-Express Hotels Ltd. | 12,200 | 318,420 |
| Starwood Hotels & Resorts Worldwide, Inc. | 27,750 | 1,665,833 |
| | | 1,984,253 |
| **Metal Fabrication – 2.44%** | | |
| Fastenal Company | 40,550 | 2,242,415 |

See Notes to Schedule of Investments on page 139.

# The Investments of Ivy Mid Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Motor Vehicles – 1.10%** | | |
| Harley-Davidson, Inc. | 17,500 | $ 1,010,800 |
| | | |
| **Multiple Industry – 1.29%** | | |
| AXIS Capital Holdings Limited | 44,000 | 1,189,760 |
| | | |
| **Petroleum – Domestic – 1.11%** | | |
| XTO Energy Inc. (A) | 31,066 | 1,020,207 |
| | | |
| **Petroleum – International – 3.70%** | | |
| Burlington Resources Inc. (A) | 45,750 | 2,290,702 |
| Noble Energy, Inc. (A) | 16,300 | 1,108,726 |
| | | 3,399,428 |
| **Petroleum – Services – 0.52%** | | |
| Smith International, Inc. (A)* | 7,650 | 479,885 |
| | | |
| **Publishing – 3.74%** | | |
| Getty Images, Inc.* | 35,150 | 2,499,517 |
| Meredith Corporation | 20,050 | 937,337 |
| | | 3,436,854 |
| **Retail – Food Stores – 0.54%** | | |
| Longs Drug Stores Corporation | 14,450 | 494,479 |
| | | |
| **Retail – General Merchandise – 1.28%** | | |
| Nordstrom, Inc. | 21,200 | 1,174,056 |
| | | |
| **Security and Commodity Brokers – 4.76%** | | |
| Ameritrade Holding Corporation* | 123,350 | 1,260,637 |
| Chicago Mercantile Exchange Holdings Inc. | 10,600 | 2,056,718 |
| Prudential Financial, Inc. | 18,448 | 1,058,915 |
| | | 4,376,270 |
| **Timesharing and Software – 10.47%** | | |
| Alliance Data Systems Corporation* | 66,050 | 2,668,420 |
| eBay Inc.* | 74,100 | 2,760,595 |
| Global Payments Inc. | 16,500 | 1,064,085 |
| Paychex, Inc. | 61,000 | 2,004,460 |
| Total System Services, Inc. | 45,150 | 1,128,299 |
| | | 9,625,859 |
| **Trucking and Shipping – 1.57%** | | |
| C.H. Robinson Worldwide, Inc. | 28,050 | 1,444,435 |
| | | |
| **TOTAL COMMON STOCKS – 96.41%** | | $88,642,440 |

(Cost: $66,781,103)

See Notes to Schedule of Investments on page 139.

# The Investments of Ivy Mid Cap Growth Fund

*March 31, 2005*

| PUT OPTIONS – 0.00% | Number of Contracts | Value |
|---|---|---|
| Burlington Resources Inc., April 43, | | |
| Expires 4–16–05 .................................... | 457 | $ 1,325 |
| Noble Energy, Inc., April 58.5, | | |
| Expires 4–16–05 .................................... | 163 | 18 |
| Smith International, Inc., April 57.5, | | |
| Expires 4–16–05 .................................... | 76 | 1,145 |
| XTO Energy Inc., April 27.375, | | |
| Expires 4–16–05 .................................... | 232 | 441 |
| (Cost: $82,360) | | $ 2,929 |

| SHORT-TERM SERCURITY – 3.53% | Principal Amount in Thousands | |
|---|---|---|
| **Food and Related** | | |
| McCormick & Co. Inc., | | |
| 2.83%, 4–1–05 .................................... | $3,250 | $ 3,250,000 |
| (Cost: $3,250,000) | | |

| TOTAL INVESTMENT SECURITIES – 99.94% | $91,895,369 |
|---|---|
| (Cost: $70,113,463) | |

| CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.06% | 52,104 |
|---|---|

| NET ASSETS – 100.00% | $91,947,473 |
|---|---|

### Notes to Schedule of Investments

 *No dividends were paid during the preceding 12 months.

(A)Securities serves as cover for the following written call options outstanding as of March 31, 2005. (See Note 6 to financial statements):

| Underlying Security | Contracts Subject to Call | Expiration Month/ Exercise Price | Premium Received | Market Value |
|---|---|---|---|---|
| Apple Computer, Inc. | 220 | April/45 | $17,594 | $16,500 |
| Apple Computer, Inc. | 220 | April/47.5 | 11,979 | 6,600 |
| Burlington Resources Inc. | 457 | April/51.5 | 18,280 | 34,184 |
| Noble Energy, Inc. | 163 | April/69 | 5,216 | 15,390 |
| Smith International, Inc. | 76 | April/68 | 4,902 | 449 |
| XTO Energy Inc. | 232 | April/33.375 | 8,468 | 22,438 |
| | | | $66,439 | $95,561 |

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY MID CAP GROWTH FUND

*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $70,113) (Notes 1 and 3) | $91,895 |
| Receivables: | |
|     Fund shares sold | 229 |
|     Dividends and interest | 56 |
| Prepaid and other assets | 34 |
|     Total assets | 92,214 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 98 |
| Outstanding written options at market (premium received - $66) (Note 6) | 96 |
| Accrued shareholder servicing (Note 2) | 43 |
| Due to custodian | 23 |
| Accrued accounting services fee (Note 2) | 4 |
| Accrued management fee (Note 2) | 2 |
| Accrued distribution and service fees (Note 2) | 1 |
|     Total liabilities | 267 |
|         Total net assets | $91,947 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
|     Capital stock | $    93 |
|     Additional paid-in capital | 116,778 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment loss | (7) |
|     Accumulated undistributed net realized loss on investment transactions | (46,670) |
|     Net unrealized appreciation in value of securities | 21,753 |
|         Net assets applicable to outstanding units of capital | $91,947 |
| Net asset value per share (net assets divided by shares outstanding): | |
|     Class A | $9.99 |
|     Class B | $9.50 |
|     Class C | $9.67 |
|     Class Y | $10.04 |
| Capital shares outstanding: | |
|     Class A | 6,794 |
|     Class B | 1,117 |
|     Class C | 1,191 |
|     Class Y | 195 |
| Capital shares authorized | 350,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY MID CAP GROWTH FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends | $ 508 |
| Interest and amortization | 74 |
| Total income | 582 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 707 |
| Shareholder servicing: | |
| Class A | 231 |
| Class B | 79 |
| Class C | 43 |
| Class Y | 3 |
| Distribution fee: | |
| Class A | 30 |
| Class B | 82 |
| Class C | 80 |
| Service fee: | |
| Class A | 120 |
| Class B | 27 |
| Class C | 27 |
| Class Y | 4 |
| Accounting services fee | 46 |
| Audit fees | 21 |
| Legal fees | 18 |
| Custodian fees | 11 |
| Other | 85 |
| Total | 1,614 |
| Less expenses in excess of voluntary limit (Note 2) | (43) |
| Total expenses | 1,571 |
| Net investment loss | (989) |

**REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 2,285 |
| Realized net gain on purchased options | 218 |
| Realized net loss on written options | (301) |
| Realized net gain on investments | 2,202 |
| Unrealized appreciation in value of securities during the period | 6,593 |
| Unrealized depreciation in value of purchased options during the period | (79) |
| Unrealized depreciation in value of written options during the period | (42) |
| Unrealized appreciation in value of investments during the period | 6,472 |
| Net gain on investments | 8,674 |
| Net increase in net assets resulting from operations | $7,685 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY MID CAP GROWTH FUND
*(In Thousands)*

|  | For the fiscal year ended March 31, | |
|  | 2005 | 2004 |
|---|---|---|
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (989) | $ (820) |
| Realized net gain (loss) on investments. . . . . . . . . . . . . . . . . . | 2,202 | (874) |
| Unrealized appreciation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 6,472 | 14,284 |
| Net increase in net assets resulting from operations . . . . | 7,685 | 12,590 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
|  | — | — |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . . | 11,632 | 41,350 |
| Total increase. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19,317 | 53,940 |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 72,630 | 18,690 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $91,947 | $72,630 |
| Undistributed net investment loss . . . . . . . . . . . . . . . . . . . . . | $ (7) | $ (2) |

(1)See "Financial Highlights" on pages 143 - 146.

# Financial Highlights

## IVY MID CAP GROWTH FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 6-30-00[1] to |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period .... | $9.09 | $6.67 | $8.91 | $9.11 | $10.00 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ...... | (0.09) | (0.08) | (0.05) | 0.02 | 0.11 |
| Net realized and unrealized gain (loss) on investments .......... | 0.99 | 2.50 | (2.19) | (0.17) | (0.65) |
| Total from investment operations ...... | 0.90 | 2.42 | (2.24) | (0.15) | (0.54) |
| Less distributions from: | | | | | |
| Net investment income............ | (0.00) | (0.00) | (0.00)* | (0.05) | (0.06) |
| Capital gains ..................... | (0.00) | (0.00) | (0.00) | (0.00) | (0.29) |
| Total distributions.................. | (0.00) | (0.00) | (0.00) | (0.05) | (0.35) |
| Net asset value, end of period ......... | $9.99 | $9.09 | $6.67 | $8.91 | $ 9.11 |
| Total return[2] ..................... | 9.90% | 36.28% | –25.13% | –1.67% | –5.88% |
| Net assets, end of period (in millions) .................... | $68 | $50 | $14 | $15 | $11 |
| Ratio of expenses to average net assets including voluntary expense waiver.......... | 1.65% | 1.84% | 1.17% | 1.17% | 1.01%[3] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver.......... | –0.95% | –1.20% | –0.49% | 0.34% | 1.85%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver.......... | 1.70% | 1.89% | 2.02% | 1.84% | 1.65%[3] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver.......... | –1.00% | –1.25% | –1.34% | –0.33% | 1.21%[3] |
| Portfolio turnover rate ............... | 25% | 24% | 36% | 39% | 110% |

\*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY MID CAP GROWTH FUND

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-6-00[1] to |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period . . . . | $8.75 | $6.49 | $8.81 | $9.07 | $10.01 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) . . . . . . | (0.23) | (0.17) | (0.14) | (0.09) | 0.02 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . | 0.98 | 2.43 | (2.18) | (0.17) | (0.66) |
| Total from investment operations . . . . . . | 0.75 | 2.26 | (2.32) | (0.26) | (0.64) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) |
| Capital gains . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.29) |
| Total distributions. . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.30) |
| Net asset value, end of period . . . . . . . . | $9.50 | $8.75 | $6.49 | $8.81 | $ 9.07 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . | 8.57% | 34.82% | −26.33% | −2.87% | −6.85% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . | $11 | $12 | $2 | $2 | $2 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . . . | 2.81% | 3.04% | 2.73% | 2.49% | 2.40%[2] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver . . . . . . . . . . | −2.12% | −2.37% | −2.05% | −0.95% | 0.44%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . . . | — | 3.09% | 3.58% | 3.90% | 3.93%[2] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver . . . . . . . . . . . . . . . . . | — | −2.43% | −2.90% | −2.37% | −1.09%[2] |
| Portfolio turnover rate . . . . . . . . . . . . . . . | 25% | 24% | 36% | 39% | 110% |

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY MID CAP GROWTH FUND

*Class C Shares*

*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, 2005 | 2004 | 2003 | 2002 | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| Net asset value, beginning of period | $8.86 | $6.56 | $8.85 | $9.08 | $10.00 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) | (0.15) | (0.13) | (0.10) | (0.05) | 0.04 |
| Net realized and unrealized gain (loss) on investments | 0.96 | 2.43 | (2.19) | (0.18) | (0.66) |
| Total from investment operations | 0.81 | 2.30 | (2.29) | (0.23) | (0.62) |
| Less distributions from: | | | | | |
| Net investment income | (0.00) | (0.00) | (0.00) | (0.00) | (0.01) |
| Capital gains | (0.00) | (0.00) | (0.00) | (0.00) | (0.29) |
| Total distributions | (0.00) | (0.00) | (0.00) | (0.00) | (0.30) |
| Net asset value, end of period | $9.67 | $8.86 | $6.56 | $8.85 | $ 9.08 |
| Total return | 9.14% | 35.06% | –25.88% | –2.53% | –6.58% |
| Net assets, end of period (in millions) | $11 | $10 | $3 | $4 | $4 |
| Ratio of expenses to average net assets including voluntary expense waiver | 2.35% | 2.59% | 2.18% | 2.10% | 1.99%[2] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver | –1.66% | –1.98% | –1.50% | –0.55% | 0.84%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver | 2.46% | 2.64% | 3.03% | 3.30% | 3.26%[2] |
| Ratio of net investment loss to average net assets excluding voluntary expense waiver | –1.77% | –2.03% | –2.35% | –1.74% | –0.43%[2] |
| Portfolio turnover rate | 25% | 24% | 36% | 39% | 110% |

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY MID CAP GROWTH FUND

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-10-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period .. | $ 9.09 | $6.67 | $8.91 | $9.11 | $10.23 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) .... | (0.06) | (0.05) | (0.01) | 0.00 | 0.11 |
| Net realized and unrealized gain (loss) on investments ........ | 1.01 | 2.47 | (2.20) | (0.14) | (0.88) |
| Total from investment operations .... | 0.95 | 2.42 | (2.21) | (0.14) | (0.77) |
| Less distributions from: | | | | | |
| Net investment income.......... | (0.00) | (0.00) | (0.03) | (0.06) | (0.06) |
| Capital gains .................. | (0.00) | (0.00) | (0.00) | (0.00) | (0.29) |
| Total distributions............... | (0.00) | (0.00) | (0.03) | (0.06) | (0.35) |
| Net asset value, end of period ....... | $10.04 | $9.09 | $6.67 | $8.91 | $ 9.11 |
| Total return...................... | 10.45% | 36.28% | −24.86% | −1.52% | −7.97% |
| Net assets, end of period (in thousands)................. | $1,961 | $1,363 | $329 | $438 | $184 |
| Ratio of expenses to average net assets including voluntary expense waiver........ | 1.25% | 1.72% | 0.86% | 0.83% | 1.03%[2] |
| Ratio of net investment income (loss) to average net assets including voluntary expense waiver........ | −0.55% | −0.91% | −0.18% | 0.50% | 1.77%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver........ | 1.48% | 1.77% | 1.71% | 1.30% | 1.68%[2] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver........ | −0.78% | −0.96% | −1.03% | 0.03% | 1.11%[2] |
| Portfolio turnover rate ............. | 25% | 24% | 36% | 39% | 110% |

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Money Market Fund

*March 31, 2005*



**An interview with Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund**

The following discussion and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund was competitive with peer group money market funds over the fiscal year. The yield on the Fund has increased gradually due to increases in the federal funds rate, which has translated into higher-yielding market rates of interest. The Fund's fiscal year started with the federal funds rate at a historically low 1 percent. As the economy improved, the Federal Reserve began to remove excess liquidity from the financial system in a slow and measured way. In June of 2004, the Federal Reserve voted to increase the federal funds rate one quarter-point, and continued to do so at each of its subsequent meetings. At the end of the fiscal year, the federal funds rate was 2.75 percent.

## What factors affected performance during the fiscal year?

The increase in short-term interest rates positively affected the overall performance of the Fund. After a long period of low short-term interest rates, along with market sentiment that anticipated this environment to remain the same for a prolonged period of time, things began to change in the spring of 2004. The market began to incorporate higher future rates of interest into market rates, which provided the opportunity to invest in securities with higher yields.

Credit quality continued to play a role in the management and performance of the Fund. We remain vigilant in our review of companies and securities in which we invest. We continue to select investments that we believe to be of the highest credit quality, based on our strict credit risk constraints.

## What market conditions or events influenced the Fund's performance during the fiscal year?

A decline in the supply of short-term securities was a factor in the Fund's return during the past year. Early in the fiscal year, companies that had contracted their businesses during the economic downturn, as well as those that had financed their businesses in the long-term bond market, continued borrowing less in the short-term market. However, as the economy expanded, companies began to increase their short-term financing, which increased the supply of securities in the short-term market.

However, counteracting this increased supply was the increasing number of investors that remained in the short-term market, anticipating each interest rate increase by the Federal Reserve. This slightly depressed the yields on securities with very short maturities. Also, uncertainty about the ultimate magnitude and timing of increases by the Federal Reserve made it difficult for the longer end of the money market yield

curve to fully capture the anticipated future increases in short-term rates. Therefore, higher yields were available in one-year maturities; however, they did not fully reflect the anticipated increases in short-term rates. That also kept investors at the shorter end of the short-term market, which further depressed yields.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

As always, we carefully select securities that we feel are of the highest credit quality. This approach ultimately affects the Fund's yield, because high quality securities are issued at premium rates of interest (lower-yielding securities).

To attempt to compensate for this, we have tried to purchase longer-dated (higher-yielding) high-quality securities. We also have looked to certain sectors, such as taxable municipal securities, which have been offered at attractive rates of interest. In our view, floating rate taxable municipal and corporate securities have been an excellent investment vehicle during this increasing interest rate environment. The more frequent the rate change of the floating rate security, the quicker the interest rate increases are typically captured in the portfolio.

## What industries did you emphasize during the fiscal year, and what looks attractive to you going forward?

We have emphasized investments of the highest credit quality during the fiscal year, and we intend to continue to do so going forward. We have also increased our exposure to floating rate securities in an attempt to take advantage of increasing rates of interest, and we intend to remain invested in them going forward. We have also added investments in asset-backed commercial paper from time-to-time, as they provide higher yields while also providing high credit quality.

Going forward, we plan to choose securities from all industries and sectors, including U.S. Treasury and government agency securities, when we feel that they look attractive on a relative basis.

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

**Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.**

## SHAREHOLDER SUMMARY OF IVY MONEY MARKET FUND

### Portfolio Highlights

On March 31, 2005, Ivy Money Market Fund had net assets totaling $45,600,867.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| ■ | Corporate Obligations – Notes . . . . . . . . | $38.80 |
| ■ | Taxable Municipal Obligations . . . . . . . . . | $24.87 |
| ■ | Corporate Obligations – Commercial Paper . . . . . . . . . . . . . . . | $21.99 |
| ■ | United States Government Agency Obligations and Cash and Cash Equivalents . . . . . . . . . . . . . . . . . | $ 9.73 |
| □ | Corporate Obligations – Certificates of Deposit . . . . . . . . . . . . . | $ 4.61 |

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| CORPORATE OBLIGATIONS | Principal Amount in Thousands | Value |
|---|---|---|
| **Certificates of Deposit – 4.61%** | | |
| **Banks** | | |
| Citibank, N.A.: | | |
| 2.8%, 5–20–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $1,900 | $ 1,900,000 |
| 3.02%, 6–29–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 200,000 |
| | | **2,100,000** |
| **Commercial Paper** | | |
| **Finance Companies – 3.28%** | | |
| Ciesco, LLC, | | |
| 2.79%, 4–14–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | **1,498,489** |
| **Food and Related – 3.59%** | | |
| Golden Peanut Co., | | |
| 2.9%, 5–27–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 248,872 |
| McCormick & Co. Inc.: | | |
| 2.8%, 5–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 498,755 |
| 2.95%, 8–16–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 900 | 889,896 |
| | | **1,637,523** |
| **Household – General Products – 5.28%** | | |
| Fortune Brands Inc., | | |
| 2.9%, 5–25–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,000 | 1,991,300 |
| Procter & Gamble Company (The), | | |
| 2.68%, 5–2–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 420 | 419,031 |
| | | **2,410,331** |
| **Motor Vehicles – 1.31%** | | |
| Harley-Davidson Funding Corp., | | |
| 2.9%, 5–25–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 600 | **597,390** |
| **Multiple Industry – 2.72%** | | |
| General Electric Capital Corporation: | | |
| 2.8%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 250,000 |
| 3.04%, 8–8–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 989,107 |
| | | **1,239,107** |
| **Security and Commodity Brokers – 4.93%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 2.86%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,306 | 1,306,000 |
| UBS Finance Delaware LLC: | | |
| 2.83%, 5–18–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 570 | 567,894 |
| 2.85%, 6–2–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 375 | 373,159 |
| | | **2,247,053** |

See Notes to Schedule of Investments on page 155.

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper (Continued)** | | |
| **Utilities – Telephone – 0.88%** | | |
| SBC Communications Inc., | | |
| 2.7%, 4–5–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 400 | $ 399,880 |
| **Total Commercial Paper – 21.99%** | | 10,029,773 |
| **Notes** | | |
| **Banks – 7.69%** | | |
| Bank of America Corporation, | | |
| 2.99%, 5–13–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,000,259 |
| U.S. Bancorp, | | |
| 4.75%, 6–30–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 804,742 |
| Wells Fargo & Company: | | |
| 2.76625%, 4–4–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 500,000 |
| 2.78%, 4–15–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,200 | 1,200,000 |
| | | 3,505,001 |
| **Business Equipment and Services – 1.78%** | | |
| Playworld Systems Incorporated, Taxable Variable Rate Demand/Fixed Rate Revenue Bonds, Series A of 1998 (Wachovia Bank, N.A.), | | |
| 2.93%, 4–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 810 | 810,000 |
| **Computers – Main and Mini – 2.19%** | | |
| International Business Machines Corporation, | | |
| 2.72458%, 4–8–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | 1,000,000 |
| **Electrical Equipment – 0.45%** | | |
| Emerson Electric Co., | | |
| 7.875%, 6–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 205 | 206,931 |
| **Finance Companies – 2.78%** | | |
| P&W Holdings, LLC, Taxable Variable Rate Demand Bonds, Series 2005 (Wachovia Bank, N.A.), | | |
| 2.86%, 4–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 395 | 395,000 |
| Park Street Properties I, LLC, Taxable Variable Rate Demand Notes, Series 2004 (University of Wisconsin – Madison Projects), (U.S. Bank, National Association), | | |
| 2.81%, 4–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 875 | 875,000 |
| | | 1,270,000 |
| **Food and Related – 2.07%** | | |
| Unilever Capital Corporation, | | |
| 6.875%, 11–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 925 | 945,533 |

See Notes to Schedule of Investments on page 155.

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes (Continued)** | | |
| **Health Care – General – 2.16%** | | |
| ACTS Retirement – Life Communities, Inc., | | |
| Variable Rate Demand Bonds, Series 2003A | | |
| (Bank of America, N.A.), | | |
| 2.8%, 4–7–05 ............................... | $  985 | $   985,000 |
| | | |
| **Hospital Supply and Management – 0.85%** | | |
| Autumn House at Powder Mill, Inc., Taxable Variable Rate | | |
| Demand Bonds, Series of 2003 (Suntrust Bank), | | |
| 2.85%, 4–7–05 ............................... | 150 | 150,000 |
| Meriter Management Services, Inc., Taxable Variable | | |
| Rate Demand Notes, Series 1996 (U.S. Bank | | |
| Milwaukee, N.A.), | | |
| 2.82%, 4–6–05 ............................... | 235 | 235,000 |
| | | 385,000 |
| **Household – General Products – 2.74%** | | |
| Procter & Gamble Company (The), | | |
| 2.93%, 6–9–05 ............................... | 1,250 | 1,250,000 |
| | | |
| **Insurance – Property and Casualty – 2.19%** | | |
| MBIA Global Funding, LLC (MBIA Insurance Corporation), | | |
| 2.81%, 4–29–05 ............................... | 1,000 | 1,000,000 |
| | | |
| **Multiple Industry – 5.87%** | | |
| Heller Financial, Inc., | | |
| 6.375%, 3–15–06 ............................. | 900 | 925,338 |
| The Salvation Army, Taxable Multi-Modal Revenue | | |
| Bonds, Series 2005A (The Bank of New York), | | |
| 2.84%, 4–7–05 ............................... | 1,750 | 1,750,000 |
| | | 2,675,338 |
| **Publishing – 1.76%** | | |
| Gannett Co., Inc., | | |
| 4.95%, 4–1–05 ............................... | 800 | 800,000 |
| | | |
| **Restaurants – 1.22%** | | |
| McDonald's Corporation, | | |
| 4.488%, 3–7–06 (A) ........................... | 550 | 554,781 |

See Notes to Schedule of Investments on page 155.

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| CORPORATE OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Notes (Continued)** | | |
| **Retail – General Merchandise – 0.48%** | | |
| Service Oil, Inc., Taxable Variable Rate Demand Bonds (Service Oil, Inc.), Series 2002 (U.S. Bank, National Association), 2.9%, 4–1–05 ................................ | $ 220 | $ 220,000 |
| **Trucking and Shipping – 1.16%** | | |
| Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), 2.91%, 4–7–05 ................................ | 530 | 530,000 |
| **Utilities – Telephone – 3.41%** | | |
| BellSouth Corporation, 4.119%, 4–26–05 (A) .......................... | 1,100 | 1,101,859 |
| SBC Communications Inc., 4.206%, 6–5–05 (A) .......................... | 450 | 451,561 |
| | | 1,553,420 |
| **Total Notes – 38.80%** | | 17,691,004 |
| **TOTAL CORPORATE OBLIGATIONS – 65.40%** | | $29,820,777 |
| (Cost: $29,820,777) | | |
| **MUNICIPAL OBLIGATIONS** | | |
| **California – 8.13%** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Air Products and Chemicals, Inc./Wilmington Facility), Taxable Series 1997A, 2.85%, 5–9–05 ................................ | 2,130 | 2,130,000 |
| County of Sacramento, Taxable Pension Funding Bonds, Series 1995B (Bayerische Landesbank Girozentrale, New York Branch), 2.84%, 4–6–05 ................................ | 1,575 | 1,575,000 |
| | | 3,705,000 |

See Notes to Schedule of Investments on page 155.

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| MUNICIPAL OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Florida – 1.10%** | | |
| University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Multi-Tenant Office Building Project), Taxable Series 2004C (Bank of America, N.A.), 2.82%, 4–6–05 .................................... | $   500 | $   500,000 |
| **Maryland – 1.06%** | | |
| Mayor and City Council of Baltimore (City of Baltimore, Maryland), General Obligation Bonds, Consolidated Public Improvement Bonds, Series 2003D (Variable Rate Demand/Taxable), (Financial Security Assurance Inc.), 2.85%, 4–7–05 .................................... | 485 | 485,000 |
| **New York – 4.00%** | | |
| Nassau County Industrial Development Agency, Taxable Variable Rate Demand Revenue Bonds (57 Seaview Realty Associates, LLC 2004 Project), (Wachovia Bank, N.A.), 2.86%, 4–7–05 .................................... | 1,500 | 1,500,000 |
| The City of New York, General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (Bayerische Landesbank Girozentrale, New York Branch), 2.62%, 4–4–05 .................................... | 325 | 325,000 |
| | | 1,825,000 |
| **Texas – 4.65%** | | |
| Gulf Coast Waste Disposal Authority, Pollution Control Revenue Bonds (Amoco Oil Company Project), Taxable Series 1995, 2.74%, 4–7–05 .................................... | 2,121 | 2,121,000 |
| **Washington – 3.21%** | | |
| Washington State Housing Finance Commission: | | |
| Taxable Variable Rate Demand Multifamily Revenue Bonds: | | |
| Brittany Park Project, Series 1996B (U.S. Bank of Washington, National Association), 2.92%, 4–7–05 .................................... | 595 | 595,000 |
| Columbia Heights Retirement Project, Series 2004B (Wells Fargo Bank, N.A.), 2.9%, 4–1–05 .................................... | 380 | 380,000 |
| Mill Pointe Apartments Project, Series 1999B (U. S. Bank, National Assocation), 2.9%, 4–7–05 .................................... | 225 | 225,000 |

See Notes to Schedule of Investments on page 155.

# The Investments of Ivy Money Market Fund

*March 31, 2005*

| MUNICIPAL OBLIGATIONS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Washington (Continued)** | | |
| Taxable Variable Rate Demand Nonprofit Revenue Bonds (Virginia Mason Research Center Project), Series 1997B (U.S. Bank, National Association), | | |
| 2.9%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $   265 | $     265,000 |
| | | 1,465,000 |
| **Wisconsin – 2.72%** | | |
| Town of Wood River, Wisconsin, Taxable Variable Rate Demand Industrial Development Revenue Bonds (Burnett Dairy Cooperative Project), Series 2001B (U. S. Bank, National Association), | | |
| 2.9%, 4–1–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,240 | 1,240,000 |
| **TOTAL MUNICIPAL OBLIGATIONS – 24.87%** | | $11,341,000 |
| (Cost: $11,341,000) | | |
| **UNITED STATES GOVERNMENT AGENCY OBLIGATIONS** | | |
| Federal Home Loan Bank: | | |
| 1.3%, 4–27–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,500 | 1,500,000 |
| 1.35%, 4–29–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 800,000 |
| 1.555%, 5–3–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 750 | 750,000 |
| Overseas Private Investment Corporation: | | |
| 2.85%, 4–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,144 | 1,144,000 |
| 2.85%, 4–6–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 407 | 406,977 |
| **TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 10.09%** | | $  4,600,977 |
| (Cost: $4,600,977) | | |
| **TOTAL INVESTMENT SECURITIES – 100.36%** | | $45,762,754 |
| (Cost: $45,762,754) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.36%)** | | (161,887) |
| **NET ASSETS – 100.00%** | | $45,600,867 |

**Notes to Schedule of Investments**

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2005, the total value of these securities amounted to $2,108,201 or 4.62% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

# Statement of Assets and Liabilities

## IVY MONEY MARKET FUND

*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

### ASSETS

| | |
|---|---:|
| Investment securities – at value (cost – $45,763) (Note 1) | $45,763 |
| Cash | 20 |
| Receivables: | |
|    Interest | 205 |
|    Fund shares sold | 17 |
| Prepaid and other assets | 19 |
|      Total assets | 46,024 |

### LIABILITIES

| | |
|---|---:|
| Payable to Fund shareholders | 386 |
| Accrued shareholder servicing (Note 2) | 25 |
| Dividends payable | 9 |
| Accrued accounting services fee (Note 2) | 2 |
| Accrued management fee (Note 2) | 1 |
|      Total liabilities | 423 |
|        Total net assets | $45,601 |

### NET ASSETS

| | |
|---|---:|
| $0.01 par value capital stock: | |
|    Capital stock | $ 456 |
|    Additional paid-in capital | 45,145 |
|      Net assets applicable to outstanding units of capital | $45,601 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $1.00 |
| Class B | $1.00 |
| Class C | $1.00 |
| Capital shares outstanding: | |
| Class A | 39,324 |
| Class B | 1,396 |
| Class C | 4,881 |
| Capital shares authorized | 300,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY MONEY MARKET FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
| Interest and amortization | $819 |
| Expenses (Note 2): | |
| Shareholder servicing: | |
| Class A | 191 |
| Class B | 4 |
| Class C | 12 |
| Investment management fee | 192 |
| Registration fees | 54 |
| Distribution fee: | |
| Class B | 12 |
| Class C | 36 |
| Accounting services fee | 32 |
| Audit fees | 17 |
| Service fee: | |
| Class B | 4 |
| Class C | 12 |
| Legal fees | 15 |
| Custodian fees | 9 |
| Other | 37 |
| Total | 627 |
| Less expenses in excess of voluntary waiver of (Note 2): | |
| Class A shareholder servicing | (127) |
| Class B service and distribution fees | (6) |
| Class C service and distribution fees | (20) |
| Total expenses | 474 |
| Net investment income | 345 |
| Net increase in net assets resulting from operations | $345 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

**IVY MONEY MARKET FUND**

*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | **2005** | **2004** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment income | $ 345 | $ 116 |
| Net increase in net assets resulting from operations | 345 | 116 |
| Distributions to shareholders from net investment income (Note 1F):[1] | | |
| Class A | (337) | (114) |
| Class B | (2) | (—)* |
| Class C | (6) | (2) |
| | (345) | (116) |
| Capital share transactions (Note 5) | (6,679) | 30,964 |
| Total increase (decrease) | (6,679) | 30,964 |
| **NET ASSETS** | | |
| Beginning of period | 52,280 | 21,316 |
| End of period | $45,601 | $52,280 |
| Undistributed net investment income | $ — | $ — |

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 159 - 161.

See Notes to Financial Statements.

# Financial Highlights

## IVY MONEY MARKET FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 6-30-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | |
| Net asset value, beginning of period ....... | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income .... | 0.0083 | 0.0061 | 0.0124 | 0.0259 | 0.0413 |
| Less dividends declared .... | (0.0083) | (0.0061) | (0.0124) | (0.0259) | (0.0413) |
| Net asset value, end of period ........... | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return ................ | 0.82% | 0.62% | 1.25% | 2.70% | 4.11% |
| Net assets, end of period (in millions) ............. | $39 | $45 | $10 | $5 | $5 |
| Ratio of expenses to average net assets including voluntary expense waiver ........... | 0.89% | 0.67% | 0.52% | 0.81% | 0.92%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver ........... | 0.81% | 0.48% | 1.26% | 2.60% | 5.49%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver... | 1.20% | 0.87% | 0.92% | 1.03% | 1.18%[2] |
| Ratio of net investment income to average net assets excluding voluntary expense waiver ........... | 0.50% | 0.28% | 0.86% | 2.38% | 5.23%[2] |

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY MONEY MARKET FUND

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-12-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | |
| Net asset value, beginning of period .............. | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income .......... | 0.0014 | 0.0002 | 0.0015 | 0.0147 | 0.0299 |
| Less dividends declared .......... | (0.0014) | (0.0002) | (0.0015) | (0.0147) | (0.0299) |
| Net asset value, end of period ........ | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return ...................... | 0.14% | 0.02% | 0.16% | 1.55% | 2.97% |
| Net assets, end of period (in thousands)................. | $1,396 | $1,225 | $1,188 | $578 | $431 |
| Ratio of expenses to average net assets including voluntary expense waiver......... | 1.57% | 1.14% | 1.59% | 1.88% | 2.29%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver......... | 0.12% | 0.02% | 0.14% | 1.33% | 4.05%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver......... | 1.95% | 1.34% | 2.06% | 2.39% | 2.94%[2] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver ................. | –0.26% | –0.18% | –0.33% | 0.82% | 3.41%[2] |

(1) Commencement of operations of the class.
(2) Annualized.

See Notes to Financial Statements.

# Financial Highlights

## IVY MONEY MARKET FUND

*Class C Shares*

*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, 2005 | 2004 | 2003 | 2002 | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| Net asset value, beginning of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Net investment income | 0.0013 | 0.0002 | 0.0019 | 0.0157 | 0.0332 |
| Less dividends declared | (0.0013) | (0.0002) | (0.0019) | (0.0157) | (0.0332) |
| Net asset value, end of period | $1.00 | $1.00 | $1.00 | $1.00 | $1.00 |
| Total return | 0.12% | 0.02% | 0.20% | 1.63% | 3.32% |
| Net assets, end of period (in millions) | $5 | $6 | $10 | $7 | $10 |
| Ratio of expenses to average net assets including voluntary expense waiver | 1.58% | 1.16% | 1.56% | 1.81% | 1.98%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver | 0.12% | 0.03% | 0.18% | 1.58% | 4.34%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver | 1.99% | 1.35% | 1.99% | 2.31% | 2.54%[2] |
| Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver | –0.29% | –0.17% | –0.25% | 1.08% | 3.78%[2] |

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Municipal Bond Fund

*March 31, 2005*



**An interview with Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund showed disappointing performance during the fiscal year and underperformed its benchmark index. The Fund's Class C shares increased 1.04 percent for the fiscal year, compared with the Lehman Brothers Municipal Bond Index (reflecting the performance of securities that generally represent the municipal bond market), which increased 2.67 percent for the period, and the Lipper General Municipal Debt Funds Universe Average (reflecting the performance of funds with similar investment objectives), which increased 2 percent for the period.

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## Why did the Fund lag its benchmark index during the fiscal year?

The same issues that negatively impacted Fund performance in the prior fiscal year continued to plague the Fund in this most recent fiscal year. Two primary factors contributed to underperformance over the period. First, the Fund both began and ended the fiscal year with lower exposure to long-dated (20-year or more) bonds than the benchmark. The long-end of the yield curve provided the best performance results during the fiscal year, by a wide margin. Aggressive discount structures performed particularly

well. With nominal interest rates hovering near historical lows, the Federal Reserve began to aggressively remove monetary accommodation from the system. Couple this with emerging signs of accelerating inflation, and we felt it prudent to underweight bonds with the highest level of interest-rate sensitivity. We were wrong. In February, the Federal Reserve chairman called the tame behavior of long-term interest rates a "conundrum," as it is unprecedented for long rates not to rise during periods of monetary tightening. We entered the fiscal year with the 20-year to 30-year interest rate slope steep by historical standards. However, we did not believe that we would be nimble enough to exploit this opportunity if indeed interest rates began to rise, as we expected. We continue to dislike the risk/reward tradeoff presented by the long end of the market, and believe it is prudent to stick with the current maturity distribution of the portfolio.

The second notable factor that negatively impacted performance was an underweight position in non-investment-grade and lower-quality corporate-backed bonds. We started the fiscal year with quality spreads trading tight, in our opinion, but by fiscal year-end the spreads remained similar, and were even tighter in some instances. Once again, we enter the new fiscal year believing that we are not being adequately compensated for increasing exposure to lower-rated credits.

On the positive side, we feel that Fund performance was enhanced by the fact that some of our holdings were pre-refunded, as well as by the fact that we had an overweight position in bonds subject to the alternative minimum tax (AMT). We feel that our overweight position in the underperforming housing-revenue bond sector was a drag on performance, but we intend to maintain this position because we like the sector's higher yield, higher credit quality characteristics plus the defensive attributes.

### What other market conditions or events influenced the Fund's performance during the fiscal year?

We have been, and believe that we will continue to be, in an environment characterized by high levels of volatility. We are in a period in which the markets appear to be trading on technical influences rather than on fundamentals. The presence of many large, nontraditional fixed-income investors is making any predictions on interest rates very difficult, if not impossible. It appears that arbitrageurs, foreign central bank currency manipulation activities, mortgage portfolio rebalancing, and flight-to-quality trades on geopolitical/terrorism fears have become the primary drivers of the fixed-income markets. Unfortunately, many of these activities are very difficult to predict, and the size of the trades are typically massive. This is today's reality, and it is something that we intend to continue to attempt to manage by not straying too far from the duration (interest rate sensitivity) of our stated benchmark. We believe this is prudent in the current environment.

### What strategies and techniques did you employ that specifically affected the Fund's performance?

Maintaining the quality of the Fund, improving its diversification between sectors and states, and maintaining marketable position sizes has dramatically reduced the volatility of the Fund, in our opinion. Our management style is essentially a skeptical top-down style with an emphasis on identifying relative value opportunities between sectors, states and different security structures. Simultaneously, we attempt to exploit opportunities presented by the shape of the yield curve and by cross-market technical issues. The Fund is typically fully invested. We believe that a diligent approach to ongoing credit analysis and subsequent surveillance after purchase has helped the Fund to avoid credit problems that can surface with some holdings.

### What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

As we entered the fiscal year, we felt that the market presented few, if any, attractive relative value opportunities. As mentioned above, quality spreads were tight by historical standards, and we did not find the risk/reward tradeoff attractive for moving down the credit curve. Unfortunately, lower-quality bond spreads remained tight over the course of the fiscal year and many of the best-performing sectors were also the most risky. We built an overweight position in housing bonds relative to the benchmark because of the sector's positive performance characteristics in rising interest-rate environments. However, we were not rewarded for our actions. While short and intermediate interest rates did rise, long rates actually declined, thus negating the typical performance characteristics of housing bonds in an increasing interest rate environment.

We still see very few, if any, relative value opportunities in our market. Nominal interest rates are still low, credit spreads are still tight, the Federal Reserve continues to remove accommodation from the system, signs of accelerating inflation are emerging, and the yield curve is flatter than it was one year ago. We intend to exercise restraint in "yield chasing," as we feel that tight credit spreads do not adequately compensate one for moving too far down the credit curve. While acknowledging that we have been through a painful period, we feel that our patience will eventually be rewarded.

Going forward, we intend to keep the credit quality of the Fund in the AA category, while actively seeking relative value opportunities between sectors, states and security structures. Positioning and asset distribution across the yield curve likely will continue to be a vital part of our investment strategy, as well as monitoring cross-market technical factors. We anticipate maintaining the Fund's neutral-to-defensive exposure to interest rate risk, and we believe that the Fund is well positioned entering the new fiscal year. Generally, we look to continue investing in short, intermediate and longer-term (when appropriate) investment grade (primarily) municipal bonds, with an emphasis on quality and capital preservation, with minimal yield sacrifice.

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——— | Ivy Municipal Bond Fund, Class C Shares[1] . . . . . . . . . . . . . . . . . . . . . | $15,825 |
| —— — – | Lehman Brothers Municipal Bond Index . . . . . . . . . . . . . . . . . . . . . . . | $18,472 |
| — — — | Lipper General Municipal Debt Funds Universe Average . . . . . . . . . . . | $16,754 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05. . . . . . . . . . . . . . . | –2.44% | –2.85% | 1.04% | 1.75% |
| 5-year period ended 3-31-05. . . . . . . . . . . . . . . | — | — | 5.14% | 5.88% |
| 10-year period ended 3-31-05 . . . . . . . . . . . . . . | — | — | 4.70% | — |
| Since inception of Class through 3-31-05[4] . . . . | 4.63% | 4.36% | — | 3.87% |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 9-15-00 for Class A shares, 8-8-00 for Class B shares and 12-30-98 for Class Y shares (the date on which shares were first acquired and continuously held by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY MUNICIPAL BOND FUND

### Portfolio Highlights

On March 31, 2005, Ivy Municipal Bond Fund had net assets totaling $24,292,801 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Education Revenue Bonds . . . . . . . . . . . . | $13.96 |
| | City and County General Obligation Bonds | $13.62 |
| | Housing Revenue Bonds. . . . . . . . . . . . . | $ 8.36 |
| | Prerefunded ETM Bonds. . . . . . . . . . . . . | $ 7.60 |
| | Special Tax Bonds. . . . . . . . . . . . . . . . . | $ 7.41 |
| | Airport Revenue Bonds. . . . . . . . . . . . . . | $ 7.08 |
| | Hospital Revenue Bonds. . . . . . . . . . . . . | $ 7.07 |
| | Sales Revenue Bonds . . . . . . . . . . . . . . . | $ 5.57 |
| | Public Power Revenue Bonds . . . . . . . . . . | $ 5.40 |
| | Other Municipal Bonds . . . . . . . . . . . . . | $ 5.25 |
| | School General Obligation Bonds. . . . . . . | $ 5.14 |
| | Lease/Certificate of Participation Bonds . . | $ 4.69 |
| | Transportation Revenue Bonds . . . . . . . . . | $ 4.45 |
| | Water and Sewer Revenue Bonds . . . . . . . | $ 3.06 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 1.34 |

On March 31, 2005, the breakdown of municipal bonds (by ratings) held by the Fund, including cash and cash equivalents, was as follows:



| | | |
|---|---|---|
| | AAA . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 57.14% |
| | AA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 14.73% |
| | A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8.08% |
| | BBB . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 13.21% |
| | Non-rated . . . . . . . . . . . . . . . . . . . . . . . . | 5.50% |
| | Cash and Cash Equivalents . . . . . . . . . . . | 1.34% |

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's and Moody's.

## 2005 TAX YEAR TAXABLE EQUIVALENT YIELDS[1]

| If your Taxable Income is: | | Your Marginal Tax Bracket Is | Equivalent Tax Free Yields | | | |
|---|---|---|---|---|---|---|
| Joint Return | Single Return | | 3% | 4% | 5% | 6% |
| $ 0 - 14,600 | $ 0 - 7,300 | 10% | 3.33% | 4.44% | 5.56% | 6.67% |
| $ 14,601 - 59,400 | $ 7,301 - 29,700 | 15% | 3.53% | 4.71% | 5.88% | 7.06% |
| $ 59,401 - 119,950 | $ 29,701 - 71,950 | 25% | 4.00% | 5.33% | 6.67% | 8.00% |
| $119,951 - 182,800 | $ 71,951 - 150,150 | 28% | 4.17% | 5.56% | 6.94% | 8.33% |
| $182,801 - 326,450 | $150,151 - 326,450 | 33% | 4.48% | 5.97% | 7.46% | 8.96% |
| $326,451 and above | $326,451 and above | 35% | 4.62% | 6.15% | 7.69% | 9.23% |

(1)Table is for illustration only and does not represent the actual performance of Ivy Municipal Bond Fund.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS | Principal Amount in Thousands | Value |
|---|---|---|
| **Arizona – 2.33%** | | |
| The Industrial Development Authority of the City of Phoenix, Arizona, Single Family Mortgage Revenue Bonds, Series 2002–1A, 6.2%, 3–1–34 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 290 | $ 313,040 |
| City of Bullhead City, Arizona, Bullhead Parkway Improvement District, Improvement Bonds, 6.1%, 1–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 252,955 |
| | | 565,995 |
| **California – 6.42%** | | |
| San Mateo County Community College District (County of San Mateo, California), 2002 General Obligation Bonds (Election of 2001), Series A (Current Interest Bonds), 5.375%, 9–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 553,120 |
| Trustees of the California State University Systemwide Revenue Bonds, Series 2002A, 5.5%, 11–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 276,517 |
| Moreno Valley Unified School District, General Obligation Bonds, 2004 Election, Series A (Riverside County, California), 5.25%, 8–1–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 240 | 258,300 |
| State of California, Various Purpose General Obligation Bonds, 5.0%, 2–1–22 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 245 | 253,822 |
| Riverside Community College District, Riverside County, California, Election of 2004, General Obligation Bonds, Series 2004A, 5.5%, 8–1–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 218,260 |
| | | 1,560,019 |
| **Colorado – 4.23%** | | |
| City of Aspen, Colorado, Sales Tax Revenue Bonds, Series 1999, 5.25%, 11–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 526,505 |
| El Paso County School District No. 12 – Cheyenne Mountain, El Paso County, Colorado, General Obligation Refunding Bonds, Series 2002, 0.0%, 9–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 685 | 501,235 |
| | | 1,027,740 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Florida – 3.40%** | | |
| School District of Hillsborough County, Florida, Sales Tax Revenue Bonds, Series 2002, 5.375%, 10–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $500 | $ 554,000 |
| City of Jacksonville, Florida, Better Jacksonville Sales Tax Revenue Bonds, Series 2003, 5.25%, 10–1–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 271,743 |
| | | 825,743 |
| **Georgia – 0.94%** | | |
| Hospital Authority of Cobb County (Georgia), Revenue Anticipation Refunding and Improvement Certificates, Series 2003, 5.25%, 4–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 210 | **228,900** |
| **Illinois – 8.17%** | | |
| Village of Bedford Park, Cook County, Illinois, Water Revenue Bonds, Series 2000A, 6.0%, 12–15–12 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 955 | 1,069,963 |
| Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001, 6.05%, 12–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 645 | 645,632 |
| City of Chicago, General Obligation Bonds, Project and Refunding, Series 2004A, 5.25%, 1–1–21 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 268,640 |
| | | 1,984,235 |
| **Indiana – 8.19%** | | |
| New Albany-Floyd County School Building Corporation, First Mortgage Bonds, Series 2002 (Floyd County, Indiana), 5.75%, 7–15–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 675 | 748,454 |
| Ball State University Board of Trustees, Ball State University Student Fee Bonds, Series K, 5.75%, 7–1–18 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 552,760 |
| East Chicago Elementary School Building Corporation (Lake County, Indiana), First Mortgage Bonds, Series 1993A, 5.5%, 1–15–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 355 | 360,268 |
| Dyer (Indiana) Redevelopment Authority, Economic Development Lease Rental Bonds, Series 1999, 6.5%, 1–15–24 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 326,664 |
| | | 1,988,146 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Kansas – 5.06%** | | |
| Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program): | | |
| 2002 Series A–5, | | |
| 5.55%, 12–1–33 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 500 | $ 530,630 |
| 2003 Series A–2, | | |
| 5.65%, 6–1–35 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 360 | 383,512 |
| 2001 Series A–1 (AMT), | | |
| 6.3%, 12–1–32 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 300 | 315,480 |
| | | 1,229,622 |
| **Louisiana – 3.34%** | | |
| State of Louisiana, Gasoline and Fuels Tax Revenue Bonds, 2002 Series A, | | |
| 5.25%, 6–1–13 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 545,350 |
| Louisiana Local Government Environmental Facilities and Community Development Authority, Mortgage Revenue Bonds, Series 2004A (GNMA Collateralized – Cypress Apartments Project), | | |
| 5.5%, 4–20–38 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 264,905 |
| | | 810,255 |
| **Maryland – 2.22%** | | |
| Maryland Transportation Authority, Airport Parking Revenue Bonds, Series 2002B, Baltimore/Washington International Airport Projects (Qualified Airport Bonds – AMT), | | |
| 5.375%, 3–1–15 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 539,570 |
| **Massachusetts – 0.91%** | | |
| Massachusetts Bay Transportation Authority, Assessment Bonds, 2004 Series A, | | |
| 5.25%, 7–1–20 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 221,256 |
| **Michigan – 1.85%** | | |
| City of Detroit, Michigan, General Obligation Bonds (Unlimited Tax), Series 2004-A(1), | | |
| 5.25%, 4–1–23 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 420 | 448,841 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Minnesota – 5.17%** | | |
| City of Perham, Minnesota, General Obligation Disposal System Revenue Bonds, Series 2001, 6.0%, 5–1–22 | $500 | $    529,910 |
| City of Victoria, Minnesota, Private School Facility Revenue Bonds (Holy Family Catholic High School Project), Series 1999A, 5.6%, 9–1–19 | 400 | 401,832 |
| City of Minneapolis, Minnesota, General Obligation Convention Center Bonds, Series 2002, 5.0%, 12–1–10 | 300 | 324,495 |
| | | 1,256,237 |
| **Missouri – 5.43%** | | |
| The City of St. Louis, Missouri, Airport Revenue Bonds, Series 2001A (Airport Development Program), 5.0%, 7–1–11 | 500 | 535,315 |
| City of Kearney, Missouri, General Obligation Bonds, Series 2001, 5.5%, 3–1–16 | 350 | 380,041 |
| The Industrial Development Authority of the City of Kansas City, Missouri, Revenue Bonds, Series 2004 (Plaza Library Project), 5.9%, 3–1–24 | 200 | 202,056 |
| City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project), Series 2004, 6.25%, 3–1–24 | 200 | 201,614 |
| | | 1,319,026 |
| **Nebraska – 1.82%** | | |
| Nebraska Higher Education Loan Program, Inc., Senior Subordinate Bonds, 1993–2, Series A–5A, 6.2%, 6–1–13 | 425 | 441,800 |
| **New Jersey – 2.86%** | | |
| Casino Reinvestment Development Authority, Hotel Room Fee Revenue Bonds, Series 2004, 5.25%, 1–1–23 | 250 | 272,418 |
| New Jersey Economic Development Authority, School Facilities Construction Bonds, 2004 Series I, 5.25%, 9–1–24 | 250 | 265,618 |
| Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2002, 5.5%, 6–1–11 | 150 | 157,237 |
| | | 695,273 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **New York – 13.22%** | | |
| The City of New York, General Obligation Bonds: | | |
| Fiscal 2003 Series A Current Interest Bonds, | | |
| 5.5%, 8–1–10 ................................ | $ 500 | $ 543,090 |
| Fiscal 2004 Series E, | | |
| 5.25%, 8–1–09 ................................ | 250 | 267,912 |
| Dormitory Authority of the State of New York: | | |
| Third General Resolution Revenue Bonds | | |
| (State University Educational Facilities Issue), | | |
| Series 2002B, | | |
| 5.25%, 11–15–23 ................................ | 500 | 539,290 |
| Mental Health Services Facilities Improvement | | |
| Revenue Bonds, Series 2005D–1, | | |
| 5.0%, 8–15–11 ................................ | 230 | 247,609 |
| The Port Authority of New York and New Jersey, | | |
| Consolidated Bonds, One Hundred Twenty-Seventh Series, | | |
| 5.5%, 12–15–14 ................................ | 500 | 544,000 |
| New York State Thruway Authority, State Personal Income | | |
| Tax Revenue Bonds (Transportation), Series 2002A, | | |
| 5.25%, 3–15–10 ................................ | 500 | 537,520 |
| New York City, Municipal Water Finance Authority, | | |
| Water and Sewer System Revenue Bonds, | | |
| Fiscal 2003, Series D, | | |
| 5.0%, 6–15–09 ................................ | 500 | 532,815 |
| | | 3,212,236 |
| **Oklahoma – 1.61%** | | |
| Tulsa Public Facilities Authority (Oklahoma), | | |
| Assembly Center Lease Payment Revenue Bonds, | | |
| Refunding Series 1985, | | |
| 6.6%, 7–1–14 ................................ | 335 | **391,407** |
| **Pennsylvania – 3.65%** | | |
| The School District of Philadelphia, Pennsylvania, | | |
| General Obligation Bonds, Series A of 2002, | | |
| Prerefunded 2–1–12, | | |
| 5.5%, 2–1–18 ................................ | 500 | 555,710 |
| Schuylkill County Industrial Development Authority, | | |
| Variable Rate Demand Revenue Bonds | | |
| (Pine Grove Landfill, Inc. Project), 1995 Series, | | |
| 5.1%, 10–1–19 ................................ | 320 | 331,427 |
| | | 887,137 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Rhode Island – 3.04%** | | |
| Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999, 5.4%, 10–1–09 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $725 | $ 739,152 |
| **South Carolina – 2.22%** | | |
| South Carolina Public Service Authority, Santee Cooper, Revenue Obligations, 2002 Refunding Series D, 5.0%, 1–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 537,890 |
| **Texas – 4.97%** | | |
| Lufkin Health Facilities Development Corporation, Health System Revenue and Refunding Bonds (Memorial Health System of East Texas), Series 1995, 6.875%, 2–15–26 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 480 | 502,618 |
| Pflugerville Independent School District (Travis County, Texas), Unlimited Tax School Building Bonds, Series 2001, 5.5%, 8–15–19 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 250 | 271,595 |
| Texas Department of Housing and Community Affairs, Single Family Mortgage Revenue Bonds, 1997 Series D (AMT) TEAMS Structure, 5.7%, 9–1–29 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 220 | 222,209 |
| City of Houston, Texas, Combined Utility System, First Lien Fixed Rate Revenue Refunding Bonds, Series 2004A, 5.25%, 5–15–25 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 210,948 |
| | | 1,207,370 |
| **Virginia – 2.25%** | | |
| City of Chesapeake, Virginia, General Obligation Public Improvement and Refunding Bonds, Series of 2001, 5.5%, 12–1–17 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 546,775 |
| **Washington – 3.18%** | | |
| Energy Northwest: | | |
| Project No. 1 Refunding Electric Revenue Bonds, Series 2002-A, 5.75%, 7–1–16 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 500 | 556,485 |
| Columbia Generating Station Electric Revenue Refunding Bonds, Series 2004-A, 5.25%, 7–1–10 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 200 | 216,510 |
| | | 772,995 |

See Notes to Schedule of Investments on page 174.

# The Investments of Ivy Municipal Bond Fund

*March 31, 2005*

| MUNICIPAL BONDS (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Wyoming – 2.18%** | | |
| Wyoming Student Loan Corporation, Student Loan Revenue Refunding Bonds, Series 1999A (Non-AMT), 6.2%, 6–1–24 ................................... | $500 | $ 529,980 |
| **TOTAL MUNICIPAL BONDS – 98.66%** | | $23,967,600 |
| (Cost: $23,206,672) | | |
| **SHORT-TERM SECURITY – 0.96%** | | |
| **Forest and Paper Products** | | |
| Sonoco Products Co., 2.88%, 4–1–05 ................................... | 232 | $ 232,000 |
| (Cost: $232,000) | | |
| **TOTAL INVESTMENT SECURITIES – 99.62%** | | $24,199,600 |
| (Cost: $23,438,672) | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.38%** | | 93,201 |
| **NET ASSETS – 100.00%** | | $24,292,801 |

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY MUNICIPAL BOND FUND

*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $23,439) (Notes 1 and 3) | $24,200 |
| Cash | 1 |
| Receivables: | |
|     Interest | 328 |
|     Fund shares sold | 8 |
| Prepaid and other assets | 13 |
|     Total assets | 24,550 |

**LIABILITIES**

| | |
|---|---:|
| Payable to Fund shareholders | 224 |
| Dividends payable | 9 |
| Accrued shareholder servicing (Note 2) | 6 |
| Accrued accounting services fee (Note 2) | 1 |
| Accrued distribution and service fees (Note 2) | 1 |
| Other | 16 |
|     Total liabilities | 257 |
|       Total net assets | $24,293 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
|     Capital stock | $ 22 |
|     Additional paid-in capital | 24,084 |
| Accumulated undistributed income (loss): | |
|     Accumulated undistributed net investment income | 10 |
|     Accumulated undistributed net realized loss | |
|       on investment transactions | (584) |
|     Net unrealized appreciation in value of investments | 761 |
|       Net assets applicable to outstanding units of capital | $24,293 |
| Net asset value per share (net assets divided by shares outstanding): | |
| Class A | $11.13 |
| Class B | $11.13 |
| Class C | $11.13 |
| Class Y | $11.13 |
| Capital shares outstanding: | |
| Class A | 496 |
| Class B | 92 |
| Class C | 1,591 |
| Class Y | 4 |
| Capital shares authorized | 200,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY MUNICIPAL BOND FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT INCOME**

| | |
|---|---:|
| Income (Note 1B): | |
|     Interest and amortization | $1,133 |
| Expenses (Note 2): | |
|     Distribution fee: | |
|         Class A | 6 |
|         Class B | 7 |
|         Class C | 143 |
|     Investment management fee | 131 |
|     Service fee: | |
|         Class A | 6 |
|         Class B | 2 |
|         Class C | 48 |
|         Class Y | —* |
|     Shareholder servicing: | |
|         Class A | 6 |
|         Class B | 2 |
|         Class C | 40 |
|         Class Y | —* |
|     Registration fees | 43 |
|     Accounting services fee | 21 |
|     Audit fees | 16 |
|     Legal fees | 6 |
|     Custodian fees | 5 |
|     Other | 26 |
|         Total | 508 |
|           Less voluntary waiver of investment management fee (Note 2) | (66) |
|             Total expenses | 442 |
|               Net investment income | 691 |

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
|     Realized net gain on investments | 55 |
|     Unrealized depreciation in value of investments during the period | (459) |
|         Net loss on investments | (404) |
|             Net increase in net assets resulting from operations | $ 287 |

*Not shown due to rounding.

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY MUNICIPAL BOND FUND
*(In Thousands)*

| | For the fiscal year ended March 31, | |
| --- | ---: | ---: |
| | **2005** | **2004** |
| **DECREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 691 | $ 702 |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . . | 55 | 268 |
| Unrealized appreciation (depreciation) . . . . . . . . . . . . . . . . . | (459) | 208 |
| Net increase in net assets resulting from operations . . . . | 287 | 1,178 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (168) | (123) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (26) | (19) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (506) | (554) |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1) | (—)* |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class B. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class C. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| Class Y. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (—) | (—) |
| | (701) | (696) |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . . | (623) | (2,997) |
| Total decrease . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,037) | (2,515) |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 25,330 | 27,845 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $24,293 | $25,330 |
| Undistributed net investment income . . . . . . . . . . . . . . . . . | $ 10 | $ 20 |

*Not shown due to rounding.
(1)See "Financial Highlights" on pages 178 - 181.

# Financial Highlights

### IVY MUNICIPAL BOND FUND
*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 9-15-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period . . . . . . . . . . | $11.31 | $11.10 | $10.61 | $10.52 | $10.33 |
| Income (loss) from investment operations: | | | | | |
| Net investment income. . . . . . . . | 0.38 | 0.37 | 0.42 | 0.47 | 0.26 |
| Net realized and unrealized gain (loss) on investments . . . . . . | (0.17) | 0.21 | 0.49 | 0.09 | 0.19 |
| Total from investment operations . . | 0.21 | 0.58 | 0.91 | 0.56 | 0.45 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . | (0.39) | (0.37) | (0.42) | (0.47) | (0.26) |
| Capital gains . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . | (0.39) | (0.37) | (0.42) | (0.47) | (0.26) |
| Net asset value, end of period . . . . . | $11.13 | $11.31 | $11.10 | $10.61 | $10.52 |
| Total return[2] . . . . . . . . . . . . . . . . . | 1.89% | 5.36% | 8.71% | 5.38% | 4.32% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . | $5 | $4 | $3 | $2 | $1 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . | 1.13% | 1.25% | 1.15% | 1.17% | 1.21%[3] |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . | 3.42% | 3.35% | 3.79% | 4.37% | 4.69%[3] |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . | 1.39% | — | — | — | — |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . | 3.16% | — | — | — | — |
| Portfolio turnover rate . . . . . . . . . . . | 17% | 11% | 40% | 36% | 35%[4] |

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY MUNICIPAL BOND FUND

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 8-8-00[1] to 3-31-01 |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | |
| Net asset value, beginning of period .......... | $11.31 | $11.10 | $10.61 | $10.52 | $10.26 |
| Income (loss) from investment operations: | | | | | |
| Net investment income........ | 0.30 | 0.28 | 0.33 | 0.32 | 0.22 |
| Net realized and unrealized gain (loss) on investments ...... | (0.18) | 0.21 | 0.49 | 0.09 | 0.26 |
| Total from investment operations .. | 0.12 | 0.49 | 0.82 | 0.41 | 0.48 |
| Less distributions from: | | | | | |
| Net investment income ....... | (0.30) | (0.28) | (0.33) | (0.32) | (0.22) |
| Capital gains ................ | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions .............. | (0.30) | (0.28) | (0.33) | (0.32) | (0.22) |
| Net asset value, end of period ..... | $11.13 | $11.31 | $11.10 | $10.61 | $10.52 |
| Total return .................... | 1.09% | 4.50% | 7.81% | 3.97% | 4.66% |
| Net assets, end of period (in thousands)............... | $1,025 | $863 | $532 | $120 | $37 |
| Ratio of expenses to average net assets including voluntary expense waiver...... | 1.90% | 2.06% | 1.96% | 2.44% | 2.82%[2] |
| Ratio of net investment income to average net assets including voluntary expense waiver...... | 2.65% | 2.54% | 2.98% | 3.09% | 3.11%[2] |
| Ratio of expenses to average net assets excluding voluntary expense waiver...... | 2.16% | — | — | — | — |
| Ratio of net investment income to average net assets excluding voluntary expense waiver...... | 2.39% | — | — | — | — |
| Portfolio turnover rate ........... | 17% | 11% | 40% | 36% | 35%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY MUNICIPAL BOND FUND

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period. . . . . . . . . . . . | $11.31 | $11.10 | $10.61 | $10.52 | $10.11 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . . | 0.29 | 0.28 | 0.32 | 0.37 | 0.40 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | (0.17) | 0.21 | 0.49 | 0.09 | 0.41 |
| Total from investment operations . . . . | 0.12 | 0.49 | 0.81 | 0.46 | 0.81 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . | (0.30) | (0.28) | (0.32) | (0.37) | (0.40) |
| Capital gains . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.30) | (0.28) | (0.32) | (0.37) | (0.40) |
| Net asset value, end of period . . . . . . . | $11.13 | $11.31 | $11.10 | $10.61 | $10.52 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 1.04% | 4.45% | 7.75% | 4.40% | 8.22% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . | $18 | $20 | $25 | $24 | $26 |
| Ratio of expenses to average net assets including voluntary expense waiver . . . . . . . . | 1.93% | 2.10% | 2.03% | 2.13% | 2.13% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . | 2.62% | 2.50% | 2.95% | 3.44% | 3.94% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . | 2.19% | — | — | — | — |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . | 2.36% | — | — | — | — |
| Portfolio turnover rate . . . . . . . . . . . . . | 17% | 11% | 40% | 36% | 35% |

See Notes to Financial Statements.

# Financial Highlights

## IVY MUNICIPAL BOND FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period. . . . . . . . . . . . . | $11.31 | $11.10 | $10.61 | $10.52 | $10.11 |
| Income (loss) from investment operations: | | | | | |
| Net investment income . . . . . . . . . | 0.37 | 0.35 | 0.40 | 0.44 | 0.47 |
| Net realized and unrealized gain (loss) on investments . . . . . . . . | (0.18) | 0.21 | 0.49 | 0.09 | 0.41 |
| Total from investment operations . . . . | 0.19 | 0.56 | 0.89 | 0.53 | 0.88 |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . | (0.37) | (0.35) | (0.40) | (0.44) | (0.47) |
| Capital gains . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Total distributions . . . . . . . . . . . . . . . | (0.37) | (0.35) | (0.40) | (0.44) | (0.47) |
| Net asset value, end of period . . . . . . . | $11.13 | $11.31 | $11.10 | $10.61 | $10.52 |
| Total return . . . . . . . . . . . . . . . . . . . . . . | 1.75% | 5.13% | 8.52% | 5.10% | 9.04% |
| Net assets, end of period (in thousands). . . . . . . . . . . . . . . . | $44 | $5 | $4 | $2 | $2 |
| Ratio of expenses to average net assets assets including voluntary expense waiver . . . . . . . . | 1.22% | 1.44% | 1.33% | 1.44% | 1.47% |
| Ratio of net investment income to average net assets including voluntary expense waiver . . . . . . . . | 3.13% | 3.14% | 3.64% | 4.09% | 4.61% |
| Ratio of expenses to average net assets excluding voluntary expense waiver . . . . . . . . | 1.48% | — | — | — | — |
| Ratio of net investment income to average net assets excluding voluntary expense waiver . . . . . . . . | 2.87% | — | — | — | — |
| Portfolio turnover rate . . . . . . . . . . . . . | 17% | 11% | 40% | 36% | 35% |

See Notes to Financial Statements.

# Manager's Discussion of
# Ivy Science and Technology Fund

*March 31, 2005*



**An interview with Zachary H. Shafran, portfolio manager of the Ivy Science and Technology Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund generated strong returns during the fiscal year, significantly outperforming its benchmark index. The Class C shares of the Fund increased 8.17 percent for the fiscal year, compared with the Goldman Sachs Technology Industry Composite Index (reflecting the performance of securities that generally represent the technology sector of the stock market), which decreased 5.03 percent for the year, and the Lipper Science & Technology Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which decreased 6.58 percent for the year.

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What helped the Fund outperform its benchmark index during the fiscal year?

Sector outperformance and underperformance was notable this year due to the wide variance in performance within particular sectors. Simply put, we feel that stock selection, both making the right investment decisions as well as avoiding the wrong ones, was central to the Fund's positive performance during the fiscal year.

## What other market conditions or events influenced the Fund's return during the fiscal year?

There were a number of issues and events that impacted the market beyond the science and technology sectors. These included uncertainty surrounding the U.S. presidential election in late 2004 and the consequent implications for health care reform; progress of the war on terrorism, particularly the war in Iraq; and the impact of rising interest rates. Another factor was the rise of commodity prices, particularly oil, and its effect on economic activities such as consumer spending patterns. The competitive economic threat from other nations, most notably China, and the impact on corporate revenue growth and profitability also affected the markets.

## What strategies and techniques did you employ that specifically affected the Fund's performance?

We believe that continued emphasis on stock selection using our bottom-up fundamental approach was of particular benefit this past year. This approach involves identifying companies that we believe are well positioned to continue generating sustainable growth in revenue and profits. We effectively let the portfolio build itself as the year progressed.

### What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Unlike in past years, we generally did not make conscious decisions to be meaningfully overweight or underweight a particular sector. Some of the areas we did emphasize were those that we felt would benefit from wireless and mobility products and services, such as Internet access, e-mail, satellite radio, downloadable music, and GPS (global positioning systems). With health care inflation remaining a major issue, we increased our investment in the managed-care sector, an area that we believe will play a key role in health care reform and cost containment. We also made investments in companies providing transaction processing for debit cards, gift cards, loyalty cards, and EBPP (electronic bill payment and presentment). These are all areas that we believe likely will continue to benefit from the use of technology to lower cost, provide greater ease of use, and offer more targeted marketing and advertising capabilities.

Health care reform and its implications likely will continue to be a major focal point for us in the coming fiscal year. Companies that manage health care and those that help create products that lead to the more cost-effective delivery of health care and to healthier lives will, for us, be key. In our view, beneficiaries could potentially include pharmaceuticals, biotechnology, genomics and medical technology. In technology, we intend to continue to emphasize those areas we emphasized over the last fiscal year.

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ───── | Ivy Science and Technology Fund, Class C Shares[1] ............... | $27,436 |
| ── ── ── | Goldman Sachs Technology Industry Composite Index ............ | $10,923 |
| ── ── ── | Lipper Science & Technology Funds Universe Average ............ | $12,641 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05................ | 2.88% | 3.83% | 8.17% | 9.42% |
| 5-year period ended 3-31-05................ | — | — | –9.55% | –8.54% |
| 10-year period ended 3-31-05 .............. | — | — | — | — |
| Since inception of Class through 3-31-05[4] .... | –5.51% | –5.67% | 14.06% | 13.67% |

(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3)Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4)7-3-00 for Class A shares and Class B shares, 7-31-97 for Class C shares and 6-9-98 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY SCIENCE AND TECHNOLOGY FUND

### Portfolio Highlights

On March 31, 2005, Ivy Science and Technology Fund had net assets totaling $187,860,744 invested in a diversified portfolio of:

| | |
|---|---|
| **97.00%** | **Common Stocks** |
| **3.00%** | **Cash and Cash Equivalents** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | |
|---|---|
| Technology Stocks . . . . . . . . . . . . . . . . . . | $35.58 |
| Health Care Stocks. . . . . . . . . . . . . . . . . | $31.57 |
| Business Equipment and Services Stocks. . . . . . . . . . . . . . . . . | $14.76 |
| Multi-Industry Stocks . . . . . . . . . . . . . . . | $ 9.55 |
| Cash and Cash Equivalents . . . . . . . . . . | $ 3.00 |
| Consumer Services Stocks . . . . . . . . . . . | $ 2.96 |
| Financial Services Stocks . . . . . . . . . . . . | $ 2.58 |

# The Investments of Ivy Science and Technology Fund

*March 31, 2005*

| COMMON STOCKS | Shares | Value |
|---|---|---|
| **Broadcasting – 2.96%** | | |
| DIRECTV Group, Inc. (The)* . . . . . . . . . . . . . . . . . . . . . . . . | 126,000 | $    1,816,920 |
| XM Satellite Radio Holdings Inc., Class A* . . . . . . . . . . . . . . | 118,500 | 3,742,230 |
| | | 5,559,150 |
| **Business Equipment and Services – 11.23%** | | |
| CheckFree Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . | 164,800 | 6,716,424 |
| Euronet Worldwide, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . | 161,700 | 4,617,344 |
| First Data Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 173,600 | 6,824,216 |
| Headwaters Incorporated* . . . . . . . . . . . . . . . . . . . . . . . . . . | 89,400 | 2,936,343 |
| | | 21,094,327 |
| **Computers – Micro – 4.02%** | | |
| Apple Computer, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 112,000 | 4,676,000 |
| Dell Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 75,000 | 2,881,875 |
| | | 7,557,875 |
| **Computers – Peripherals – 13.88%** | | |
| Amdocs Limited* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 132,190 | 3,754,196 |
| BEA Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 215,200 | 1,714,068 |
| Check Point Software Technologies Ltd.* . . . . . . . . . . . . . . . | 229,700 | 4,990,233 |
| Microsoft Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 177,700 | 4,294,120 |
| Oracle Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 282,900 | 3,529,177 |
| Red Hat, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 261,500 | 2,851,658 |
| Symbol Technologies, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . | 340,815 | 4,938,409 |
| | | 26,071,861 |
| **Electronic Components – 16.51%** | | |
| Advanced Micro Devices, Inc.* . . . . . . . . . . . . . . . . . . . . . . | 114,100 | 1,839,292 |
| Amphenol Corporation, Class A* . . . . . . . . . . . . . . . . . . . . . | 72,500 | 2,685,400 |
| Analog Devices, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,500 | 2,005,770 |
| Broadcom Corporation, Class A* . . . . . . . . . . . . . . . . . . . . . | 60,400 | 1,811,698 |
| Cherokee International Corporation* . . . . . . . . . . . . . . . . . . . | 79,400 | 554,609 |
| Cypress Semiconductor Corporation* . . . . . . . . . . . . . . . . . . | 181,500 | 2,286,900 |
| Intel Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 78,100 | 1,814,263 |
| MEMC Electronic Materials, Inc.* . . . . . . . . . . . . . . . . . . . . | 166,100 | 2,234,045 |
| MediaTek Incorporation (A) . . . . . . . . . . . . . . . . . . . . . . . . | 235,498 | 1,673,670 |
| Microchip Technology Incorporated . . . . . . . . . . . . . . . . . . . | 162,600 | 4,223,535 |
| Samsung Electronics Co., Ltd. (A) . . . . . . . . . . . . . . . . . . . . | 14,800 | 7,316,199 |
| Xilinx, Inc.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 88,000 | 2,571,800 |
| | | 31,017,181 |
| **Electronic Instruments – 1.17%** | | |
| ASML Holding N.V.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 55,200 | 925,980 |
| Mattson Technology, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . | 160,000 | 1,266,400 |
| | | 2,192,380 |

See Notes to Schedule of Investments on page 188.

# The Investments of Ivy Science and Technology Fund

*March 31, 2005*

| COMMON STOCKS (Continued) | Shares | Value |
|---|---|---|
| **Health Care – Drugs – 7.09%** | | |
| Amgen Inc.* | 52,400 | $ 3,048,108 |
| Genzyme Corporation* | 100,900 | 5,777,029 |
| IVAX Corporation* | 227,762 | 4,502,855 |
| | | 13,327,992 |
| **Health Care – General – 3.84%** | | |
| Advanced Medical Optics, Inc.* | 109,600 | 3,968,616 |
| Boston Scientific Corporation* | 110,700 | 3,242,403 |
| | | 7,211,019 |
| **Hospital Supply and Management – 20.64%** | | |
| Cerner Corporation* | 180,500 | 9,494,300 |
| HCA Inc. | 106,900 | 5,726,633 |
| PacifiCare Health Systems, Inc.* | 32,100 | 1,827,132 |
| Tenet Healthcare Corporation* | 187,000 | 2,156,110 |
| Triad Hospitals, Inc.* | 46,400 | 2,324,640 |
| UnitedHealth Group Incorporated. | 68,200 | 6,504,916 |
| VCA Antech, Inc.* | 40,900 | 827,203 |
| WellCare Health Plans, Inc.* | 188,100 | 5,729,526 |
| WellPoint, Inc.* | 33,300 | 4,174,155 |
| | | 38,764,615 |
| **Multiple Industry – 9.55%** | | |
| Critical Therapeutics, Inc.* | 14,700 | 94,153 |
| Cytokinetics, Incorporated* | 32,100 | 210,255 |
| Dolby Laboratories, Inc., Class A* | 104,400 | 2,453,400 |
| DreamWorks Animation SKG, Inc., Class A* | 95,400 | 3,883,734 |
| Google Inc., Class A* | 27,900 | 5,035,531 |
| Research In Motion Limited* | 69,550 | 5,308,404 |
| Telvent GIT, S.A.* | 96,700 | 960,715 |
| | | 17,946,192 |
| **Security and Commodity Brokers – 2.58%** | | |
| Chicago Mercantile Exchange Holdings Inc. | 25,000 | 4,850,750 |
| **Timesharing and Software – 3.53%** | | |
| Alliance Data Systems Corporation* | 163,900 | 6,621,560 |
| **TOTAL COMMON STOCKS – 97.00%** | | $182,214,902 |

(Cost: $156,717,861)

See Notes to Schedule of Investments on page 188.

# The Investments of Ivy Science and Technology Fund

*March 31, 2005*

| SHORT-TERM SECURITIES | Principal Amount in Thousands | Value |
|---|---|---|
| **Aluminum – 1.44%** | | |
| Alcoa Incorporated, | | |
| 2.82%, 4-4-05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2,706 | $ 2,705,364 |
| | | |
| **Forest and Paper Products – 1.21%** | | |
| Sonoco Products Co., | | |
| 2.88%, 4-1-05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,280 | 2,280,000 |
| | | |
| **TOTAL SHORT-TERM SECURITIES – 2.65%** | | $ 4,985,364 |
| (Cost: $4,985,364) | | |
| | | |
| **TOTAL INVESTMENT SECURITIES – 99.65%** | | $187,200,266 |
| (Cost: $161,703,225) | | |
| | | |
| **CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.35%** | | 660,478 |
| | | |
| **NET ASSETS – 100.00%** | | $187,860,744 |

**Notes to Schedule of Investments**

\*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY SCIENCE AND TECHNOLOGY FUND

*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $161,703) (Notes 1 and 3) | $187,200 |
| Receivables: | |
| Investment securities sold | 1,706 |
| Fund shares sold | 517 |
| Dividends and interest | 18 |
| Prepaid and other assets | 18 |
| Total assets | 189,459 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 934 |
| Payable to Fund shareholders | 477 |
| Accrued shareholder servicing (Note 2) | 95 |
| Due to custodian | 24 |
| Accrued accounting services fee (Note 2) | 6 |
| Accrued management fee (Note 2) | 4 |
| Accrued distribution fee (Note 2) | 2 |
| Accrued service fee (Note 2) | 1 |
| Other | 55 |
| Total liabilities | 1,598 |
| Total net assets | $187,861 |

**NET ASSETS**

| | | |
|---|---:|---:|
| $0.01 par value capital stock: | | |
| Capital stock | $ | 90 |
| Additional paid-in capital | | 191,656 |
| Accumulated undistributed income (loss): | | |
| Accumulated undistributed net investment loss | | (22) |
| Accumulated undistributed net realized loss on investment transactions | | (29,360) |
| Net unrealized appreciation in value of investments | | 25,497 |
| Net assets applicable to outstanding units of capital | | $187,861 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $21.34 |
| Class B | $20.24 |
| Class C | $20.53 |
| Class Y | $21.96 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 2,561 |
| Class B | 605 |
| Class C | 4,288 |
| Class Y | 1,500 |
| Capital shares authorized | 400,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY SCIENCE AND TECHNOLOGY FUND

*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

| | | |
|---|---|---:|
| Income (Note 1B): | | |
|    Dividends (net of foreign withholding taxes of $17) | $ | 801 |
|    Interest and amortization | | 158 |
|       Total income | | 959 |
| Expenses (Note 2): | | |
|    Investment management fee | | 1,379 |
|    Distribution fee: | | |
|       Class A | | 32 |
|       Class B | | 85 |
|       Class C | | 653 |
|    Shareholder servicing: | | |
|       Class A | | 179 |
|       Class B | | 91 |
|       Class C | | 448 |
|       Class Y | | 29 |
|    Service fee: | | |
|       Class A | | 84 |
|       Class B | | 28 |
|       Class C | | 218 |
|       Class Y | | 45 |
|    Custodian fees | | 107 |
|    Accounting services fee | | 68 |
|    Legal fees | | 28 |
|    Audit fees | | 17 |
|    Other | | 123 |
|       Total expenses | | 3,614 |
|       Net investment loss | | (2,655) |

**REALIZED AND UNREALIZED GAIN**
**(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 14,723 |
| Realized net loss on foreign currency transactions | (5) |
|    Realized net gain on investments | 14,718 |
| Unrealized appreciation in value of investments during the period | 1,708 |
|    Net gain on investments | 16,426 |
|       Net increase in net assets resulting from operations | $13,771 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY SCIENCE AND TECHNOLOGY FUND
*(In Thousands)*

| | For the fiscal year ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| **INCREASE IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss.................................. | $ (2,655) | $ (2,412) |
| Realized net gain (loss) on investments................. | 14,718 | (2,583) |
| Unrealized appreciation ........................... | 1,708 | 41,698 |
| Net increase in net assets resulting from operations............................... | 13,771 | 36,703 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A......................................... | — | — |
| Class B......................................... | — | — |
| Class C......................................... | — | — |
| Class Y......................................... | — | — |
| Realized gains on investment transactions: | | |
| Class A......................................... | — | — |
| Class B......................................... | — | — |
| Class C......................................... | — | — |
| Class Y......................................... | — | — |
| | — | — |
| Capital share transactions (Note 5) ...................... | 28,842 | 16,811 |
| Total increase ................................... | 42,613 | 53,514 |
| **NET ASSETS** | | |
| Beginning of period ................................. | 145,248 | 91,734 |
| End of period ..................................... | $187,861 | $145,248 |
| Undistributed net investment loss .................... | $ (22) | $ (10) |

(1)See "Financial Highlights" on pages 192 - 195.

# Financial Highlights

## IVY SCIENCE AND TECHNOLOGY FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | |
| Net asset value, beginning of period ............. | $19.55 | $14.17 | $18.19 | $17.93 | $34.91 |
| Income (loss) from investment operations: | | | | | |
| Net investment income (loss) ..... | (0.28) | (0.19) | (0.32) | (0.45) | 0.02 |
| Net realized and unrealized gain (loss) on investments ......... | 2.07 | 5.57 | (3.70) | 0.73 | (9.35) |
| Total from investment operations ..... | 1.79 | 5.38 | (4.02) | 0.28 | (9.33) |
| Less distributions from: | | | | | |
| Net investment income........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Total distributions ................. | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Net asset value, end of period ........ | $21.34 | $19.55 | $14.17 | $18.19 | $17.93 |
| Total return[2] ..................... | 9.16% | 37.97% | −22.10% | 1.56% | −31.95% |
| Net assets, end of period (in millions) ................... | $55 | $36 | $14 | $12 | $6 |
| Ratio of expenses to average net assets ............... | 1.70% | 1.80% | 1.79% | 1.75% | 1.70%[3] |
| Ratio of net investment income (loss) to average net assets ........ | −1.09% | −1.35% | −0.92% | −0.76% | 0.26%[3] |
| Portfolio turnover rate .............. | 106% | 114% | 74% | 91% | 111%[4] |

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)Annualized.
(4)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY SCIENCE AND TECHNOLOGY FUND
*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period ............. | $18.77 | $13.77 | $17.88 | $17.80 | $34.91 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss.............. | (0.42) | (0.39) | (0.34) | (0.38) | (0.06) |
| Net realized and unrealized gain (loss) on investments ......... | 1.89 | 5.39 | (3.77) | 0.48 | (9.40) |
| Total from investment operations ..... | 1.47 | 5.00 | (4.11) | 0.10 | (9.46) |
| Less distributions from: | | | | | |
| Net investment income........... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains .................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Total distributions ................. | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Net asset value, end of period ........ | $20.24 | $18.77 | $13.77 | $17.88 | $17.80 |
| Total return ....................... | 7.83% | 36.31% | –22.99% | 0.56% | –32.37% |
| Net assets, end of period (in millions) ................... | $12 | $11 | $4 | $4 | $3 |
| Ratio of expenses to average net assets ............... | 2.90% | 3.06% | 3.00% | 2.75% | 2.53%[2] |
| Ratio of net investment loss to average net assets ............. | –2.31% | –2.60% | –2.12% | –1.73% | –0.55%[2] |
| Portfolio turnover rate .............. | 106% | 114% | 74% | 91% | 111%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY SCIENCE AND TECHNOLOGY FUND

*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period ............... | $18.98 | $13.88 | $17.97 | $17.83 | $45.03 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss ................ | (0.42) | (0.38) | (0.25) | (0.24) | (0.12) |
| Net realized and unrealized gain (loss) on investments ............ | 1.97 | 5.48 | (3.84) | 0.40 | (19.43) |
| Total from investment operations ........ | 1.55 | 5.10 | (4.09) | 0.16 | (19.55) |
| Less distributions from: | | | | | |
| Net investment income ............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ...................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Total distributions .................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Net asset value, end of period ........... | $20.53 | $18.98 | $13.88 | $17.97 | $17.83 |
| Total return.......................... | 8.17% | 36.74% | –22.76% | 0.89% | –47.49% |
| Net assets, end of period (in millions)..... | $88 | $89 | $70 | $112 | $134 |
| Ratio of expenses to average net assets .................. | 2.58% | 2.66% | 2.67% | 2.45% | 2.27% |
| Ratio of net investment loss to average net assets ............... | –2.00% | –2.15% | –1.77% | –1.40% | –0.44% |
| Portfolio turnover rate ................. | 106% | 114% | 74% | 91% | 111% |

See Notes to Financial Statements.

# Financial Highlights

## IVY SCIENCE AND TECHNOLOGY FUND
*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period ............... | $20.07 | $14.51 | $18.54 | $18.21 | $45.36 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss ............... | (0.18)[1] | (0.15) | (0.26) | (0.51) | (0.01) |
| Net realized and unrealized gain (loss) on investments ............ | 2.07 | 5.71 | (3.77) | 0.86 | (19.49) |
| Total from investment operations ........ | 1.89 | 5.56 | (4.03) | 0.35 | (19.50) |
| Less distributions from: | | | | | |
| Net investment income ............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ...................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Total distributions ................... | (0.00) | (0.00) | (0.00) | (0.02) | (7.65) |
| Net asset value, end of period ........... | $21.96 | $20.07 | $14.51 | $18.54 | $18.21 |
| Total return ......................... | 9.42% | 38.32% | −21.74% | 1.92% | −47.00% |
| Net assets, end of period (in millions)..... | $33 | $9 | $3 | $3 | $1 |
| Ratio of expenses to average net assets .................. | 1.45% | 1.45% | 1.41% | 1.39% | 1.35% |
| Ratio of net investment income (loss) to average net assets ........... | −0.87% | −1.03% | −0.53% | −0.43% | 0.47% |
| Portfolio turnover rate ................. | 106% | 114% | 74% | 91% | 111% |

(1)Based on average weekly shares outstanding.

See Notes to Financial Statements.

# Manager's Discussion of Ivy Small Cap Growth Fund

*March 31, 2005*



**An interview with Gilbert C. Scott, CFA, portfolio manager of the Ivy Small Cap Growth Fund**

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended March 31, 2005.

## How did the Fund perform during the last fiscal year?

The Fund produced a strong return for the fiscal year, outperforming both its benchmark index and Lipper peer group. The Class C shares of the Fund increased 7.71 percent over the period, compared with the Russell 2000 Growth Index (reflecting the performance of securities that generally represent the small companies sector of the stock market), which increased 0.86 percent for the fiscal year, and the Lipper Small-Cap Growth Funds Universe Average (generally reflecting the performance of the universe of funds with similar investment objectives), which increased 0.93 percent for the same period.

Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

## What helped the Fund outperform its benchmark index during the fiscal year?

A small overweight in energy was beneficial, as the energy sector brought strong returns over the last 12 months. Over the period, energy was up almost 58 percent, with the next best sector being auto and transportation, which was up only 15 percent. We believe that strong stock selection in the technology sector also served to bolster performance. In contrast, stock selection in

the consumer staples and producer durable sectors acted as drags on performance.

## What other market conditions or events influenced the Fund's performance during the fiscal year?

The benchmark index only realized one positive quarter over the fiscal year, and its negligible overall return for the period was in sharp contrast to the prior year, in which it returned 63 percent. (That was the strongest 12-month performance for the benchmark since 1983.) Included in the benchmark's current fiscal year return of less than 1 percent was an almost 30 percent advance from August to December of 2004. These quarterly returns illustrate the level of volatility within the small-capitalization asset class. In addition, higher-quality stocks outperformed lower-quality stocks over the fiscal year, which was a big change from the prior year.

The market had a lot to digest in the latter half of the fiscal year, including the very strong advance in late 2004, increasing energy and commodity prices, rising interest rates, and perhaps most important, concerns about increasing inflation. We believe that all of these issues served as gating factors for the market. One of the main inflation measures, the core Consumer Price Index, moved up to 2.2 percent at the end of February 2005, which was up from 1.2 percent in the prior

February. Core producer prices rose even faster, from 0.9 percent in February of 2004 to 2.8 percent in February of 2005, which suggests to us that companies will either attempt to pass on the higher prices to consumers or suffer margin declines.

### What strategies and techniques did you employ that affected performance during the fiscal year?

The Fund maintained a fairly neutral sector position throughout the fiscal year. As mentioned above, we believe that our small overweight in energy aided returns. One of our core strategies is to seek to maintain a higher quality company bias versus the benchmark. We believe that, over time, higher quality companies will produce superior results to lower quality companies. That was certainly evident this past year.

### What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

Industries within the energy sector were emphasized over the fiscal year, and the Fund was rewarded for this move. We still view the energy sector as an attractive investment area, but would not be surprised to see the sector consolidate some gains, since it has generally outperformed all other areas in recent quarters. In our view, technology and biotechnology could be areas that may show interesting investment appeal, since they have been such poor performers over the last 12 months.

Inflation, interest rates, and oil have come to the forefront of concerns for the market as we look toward the new fiscal year. We believe corporate profit growth likely will be positive, but may decelerate from 2004 levels. Taking into consideration the increase in costs that many businesses likely face, we intend to pay particular attention to a company's ability to pass on the additional costs or lower other costs in an effort to protect margins.

**The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.**

# Comparison of Change in Value of $10,000 Investment

| | | |
|---|---|---|
| ——————— | Ivy Small Cap Growth Fund, Class C Shares[1] ................... | $32,233 |
| — — — — | Russell 2000 Growth Index .................................... | $17,562 |
| — — — — | Lipper Small-Cap Growth Funds Universe Average .............. | $27,989 |



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class C based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

## Average Annual Total Return[2]

| | Class A | Class B | Class C[3] | Class Y |
|---|---|---|---|---|
| 1-year period ended 3-31-05................ | 2.22% | 3.52% | 7.71% | 8.73% |
| 5-year period ended 3-31-05................ | — | — | –3.88% | –3.00% |
| 10-year period ended 3-31-05 .............. | — | — | 12.42% | — |
| Since inception of Class through 3-31-05[4] .... | –2.59% | –2.22% | — | 12.04% |

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) Performance data from 3-24-00 represents the actual performance of Class C shares. Performance data prior to 3-24-00 represents the performance of the Fund's original Class B shares. The original Class B shares were combined with Class C shares effective 3-24-00, and redesignated as Class C shares. The original Class B's performance has been adjusted to reflect the current contingent deferred sales charge (CDSC) structure applicable to Class C (1.00% maximum and declining to zero at the end of the first year after investment). Accordingly, these returns reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase. New Class B shares, with fees and expenses different from the original Class B shares, were added to the Fund on 6-30-00.

(4) 7-3-00 for Class A shares, 7-6-00 for Class B shares and 12-29-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

## SHAREHOLDER SUMMARY OF IVY SMALL CAP GROWTH FUND

### Portfolio Highlights

On March 31, 2005, Ivy Small Cap Growth Fund had net assets totaling $509,605,041 invested in a diversified portfolio of:

| | |
|---|---|
| **94.93%** | **Common Stocks and Warrant** |
| **5.07%** | **Cash and Cash Equivalents** |

As a shareholder of the Fund, for every $100 you had invested on March 31, 2005, your Fund owned:



| | | |
|---|---|---|
| | Health Care Stocks. . . . . . . . . . . . . . . . . | $19.14 |
| | Capital Goods Stocks . . . . . . . . . . . . . . . | $16.20 |
| | Technology Stocks . . . . . . . . . . . . . . . . . | $16.18 |
| | Business Equipment and Services Stocks . . . . . . . . . . . . . . . . . | $16.08 |
| | Consumer Nondurables Stocks. . . . . . . . . | $ 6.87 |
| | Energy Stocks. . . . . . . . . . . . . . . . . . . . . | $ 6.16 |
| | Cash and Cash Equivalents . . . . . . . . . . . | $ 5.07 |
| | Retail Stocks . . . . . . . . . . . . . . . . . . . . . | $ 4.66 |
| | Consumer Services Stocks . . . . . . . . . . . . | $ 3.75 |
| | Miscellaneous Stocks . . . . . . . . . . . . . . . . | $ 3.17 |
| | Financial Services Stocks . . . . . . . . . . . . . | $ 2.72 |

# The Investments of Ivy Small Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS AND WARRANT | Shares | Value |
|---|---|---|
| **Apparel – 3.65%** | | |
| Oxford Industries, Inc. | 271,600 | $ 9,937,844 |
| Quiksilver, Inc.* | 298,400 | 8,662,552 |
| | | 18,600,396 |
| **Banks – 1.35%** | | |
| City National Corporation | 98,350 | 6,866,797 |
| | | |
| **Business Equipment and Services – 9.51%** | | |
| CheckFree Corporation* | 335,444 | 13,671,020 |
| Headwaters Incorporated* | 213,250 | 7,004,196 |
| Jacobs Engineering Group Inc.* | 129,900 | 6,744,408 |
| Macrovision Corporation* | 284,950 | 6,461,241 |
| Resources Connection, Inc.* | 478,202 | 10,020,723 |
| Strayer Education, Inc. | 40,300 | 4,569,214 |
| | | 48,470,802 |
| **Capital Equipment – 9.67%** | | |
| ADC Telecommunications, Inc.* | 1,576,950 | 3,130,246 |
| ADTRAN, Inc. | 309,650 | 5,463,774 |
| Chicago Bridge & Iron Company N.V., NY Shares | 212,750 | 9,367,383 |
| Cooper Cameron Corporation* | 109,500 | 6,264,495 |
| Inter-Tel, Incorporated | 91,700 | 2,244,358 |
| Minerals Technologies Inc. | 139,150 | 9,153,287 |
| Nordson Corporation | 184,273 | 6,779,404 |
| Plantronics, Inc. | 180,000 | 6,854,400 |
| | | 49,257,347 |
| **Computers – Peripherals – 16.18%** | | |
| Allscripts Healthcare Solutions, Inc.* | 227,600 | 3,248,990 |
| Avid Technology, Inc.* | 129,700 | 7,021,309 |
| Cognex Corporation | 308,950 | 7,688,221 |
| Epicor Software Corporation* | 269,800 | 3,530,333 |
| Kronos Incorporated* | 214,250 | 10,933,178 |
| MICROS Systems, Inc.* | 237,050 | 8,691,438 |
| Macromedia, Inc.* | 280,000 | 9,368,800 |
| McAfee, Inc.* | 154,000 | 3,474,240 |
| National Instruments Corporation | 261,550 | 7,051,388 |
| Nautilus Group, Inc. (The) | 472,000 | 11,214,720 |
| Red Hat, Inc.* | 428,800 | 4,676,064 |
| Take-Two Interactive Software, Inc.* | 142,100 | 5,553,979 |
| | | 82,452,660 |

See Notes to Schedule of Investments on page 203.

# The Investments of Ivy Small Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS AND WARRANT (Continued) | Shares | Value |
|---|---|---|
| **Cosmetics and Toiletries – 1.38%** | | |
| Nu Skin Enterprises, Inc., Class A . . . . . . . . . . . . . . . . . . . . . | 311,800 | $ 7,018,618 |
| | | |
| **Electrical Equipment – 6.53%** | | |
| APW Ltd., Warrants (A)* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 19 | 0 |
| FLIR Systems, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 342,200 | 10,361,816 |
| FormFactor, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 306,400 | 6,935,364 |
| Microsemi Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 154,700 | 2,516,196 |
| Semtech Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 244,400 | 4,362,540 |
| WMS Industries Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 322,400 | 9,078,784 |
| | | 33,254,700 |
| **Finance Companies – 1.37%** | | |
| Financial Federal Corporation . . . . . . . . . . . . . . . . . . . . . . . . | 197,250 | 6,976,732 |
| | | |
| **Food and Related – 1.84%** | | |
| J.M. Smucker Company (The) . . . . . . . . . . . . . . . . . . . . . . . . | 185,950 | 9,353,285 |
| | | |
| **Health Care – Drugs – 13.06%** | | |
| Advanced Neuromodulation Systems, Inc.* . . . . . . . . . . . . . . | 236,000 | 6,274,060 |
| American Medical Systems Holdings, Inc.* . . . . . . . . . . . . . . | 248,100 | 4,253,674 |
| Amylin Pharmaceuticals, Inc.* . . . . . . . . . . . . . . . . . . . . . . . | 97,750 | 1,711,114 |
| Angiotech Pharmaceuticals, Inc.* . . . . . . . . . . . . . . . . . . . . . | 292,850 | 4,499,640 |
| Digene Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 260,400 | 5,396,790 |
| Encysive Pharmaceuticals Inc.* . . . . . . . . . . . . . . . . . . . . . . | 177,900 | 1,817,248 |
| Hologic, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 192,000 | 6,120,000 |
| Martek Biosciences Corporation* . . . . . . . . . . . . . . . . . . . . . | 186,622 | 10,873,531 |
| ResMed Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 198,850 | 11,215,140 |
| Schein (Henry), Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 252,100 | 9,020,138 |
| Wright Medical Group, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 224,700 | 5,369,207 |
| | | 66,550,542 |
| **Hospital Supply and Management – 6.08%** | | |
| Advisory Board Company (The)* . . . . . . . . . . . . . . . . . . . . . | 171,135 | 7,473,465 |
| Cerner Corporation* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 301,000 | 15,832,600 |
| VCA Antech, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 380,550 | 7,696,624 |
| | | 31,002,689 |
| **Leisure Time Industry – 1.29%** | | |
| THQ Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 235,350 | 6,599,214 |
| | | |
| **Motor Vehicle Parts – 0.99%** | | |
| Gentex Corporation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 158,400 | 5,050,584 |

See Notes to Schedule of Investments on page 203.

# The Investments of Ivy Small Cap Growth Fund

*March 31, 2005*

| COMMON STOCKS AND WARRANT (Continued) | Shares | Value |
|---|---|---|
| **Multiple Industry – 0.54%** | | |
| FoxHollow Technologies, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . | 97,500 | $   2,740,237 |
| **Petroleum – Domestic – 6.16%** | | |
| Newfield Exploration Company* . . . . . . . . . . . . . . . . . . . . . . | 175,800 | 13,054,908 |
| Patterson-UTI Energy, Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . | 441,950 | 11,055,379 |
| Western Gas Resources, Inc.  . . . . . . . . . . . . . . . . . . . . . . . | 212,000 | 7,303,400 |
| | | 31,413,687 |
| **Publishing – 2.46%** | | |
| Getty Images, Inc.* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 176,444 | 12,546,933 |
| **Railroad – 1.64%** | | |
| Kansas City Southern*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 435,100 | 8,380,026 |
| **Restaurants – 0.25%** | | |
| Red Robin Gourmet Burgers, Inc.* . . . . . . . . . . . . . . . . . . . . | 25,100 | 1,277,967 |
| **Retail – Specialty Stores – 4.41%** | | |
| Guitar Center, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 92,900 | 5,094,171 |
| O'Reilly Automotive, Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 208,450 | 10,332,867 |
| Tractor Supply Company*. . . . . . . . . . . . . . . . . . . . . . . . . . . | 161,800 | 7,039,918 |
| | | 22,466,956 |
| **Timesharing and Software – 6.57%** | | |
| Digitas Inc.*. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 756,100 | 7,640,390 |
| FactSet Research Systems, Inc. . . . . . . . . . . . . . . . . . . . . . . | 368,825 | 12,174,913 |
| MicroStrategy Incorporated, Class A* . . . . . . . . . . . . . . . . . . | 129,968 | 7,052,714 |
| Zebra Technologies Corporation* . . . . . . . . . . . . . . . . . . . . . | 139,600 | 6,627,510 |
| | | 33,495,527 |
| **TOTAL COMMON STOCKS AND WARRANT – 94.93%** | | $483,775,699 |

(Cost: $380,210,651)

| SHORT-TERM SECURITIES | Principal Amount in Thousands | |
|---|---|---|
| **Commercial Paper** | | |
| **Capital Equipment – 1.38%** | | |
| John Deere Capital Corporation, | | |
| 2.84%, 4–21–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $4,000 | 3,993,689 |
| John Deere Finance S.A. (John Deere Capital Corporation), | | |
| 2.76%, 4–7–05 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,000 | 2,998,620 |
| | | 6,992,309 |

See Notes to Schedule of Investments on page 203.

# The Investments of Ivy Small Cap Growth Fund

*March 31, 2005*

| SHORT-TERM SECURITIES (Continued) | Principal Amount in Thousands | Value |
|---|---|---|
| **Commercial Paper (Continued)** | | |
| **Finance Companies – 2.34%** | | |
| Ciesco, LLC, | | |
| 2.76%, 4–4–05 ............................ | $4,000 | $ 3,999,080 |
| PACCAR Financial Corp., | | |
| 2.77%, 4–12–05 .......................... | 3,000 | 2,997,461 |
| USAA Capital Corp., | | |
| 2.76%, 4–12–05 .......................... | 5,000 | 4,995,783 |
| | | 11,992,324 |
| **Health Care – General – 0.98%** | | |
| Baxter International Inc., | | |
| 2.85%, 4–6–05 ........................... | 5,000 | 4,998,021 |
| **Security and Commodity Brokers – 0.60%** | | |
| Greenwich Capital Holdings Inc. (Royal Bank of Scotland PLC (The)), | | |
| 2.86%, 4–1–05 ........................... | 3,052 | 3,052,000 |
| **Total Commercial Paper – 5.30%** | | $ 27,034,654 |
| **Municipal Obligations – 0.67%** | | |
| **California** | | |
| California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds (Air Products and Chemicals, Inc./Wilmington Facility), Taxable Series 1997A, | | |
| 2.85%, 5–9–05 ........................... | 3,400 | 3,400,000 |
| **TOTAL SHORT-TERM SECURITIES – 5.97%** | | $ 30,434,654 |
| (Cost: $30,434,654) | | |
| **TOTAL INVESTMENT SECURITIES – 100.90%** | | $514,210,353 |
| (Cost: $410,645,305) | | |
| **LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.90%)** | | (4,605,312) |
| **NET ASSETS – 100.00%** | | $509,605,041 |

**Notes to Schedule of Investments**

*No dividends were paid during the preceding 12 months.

(A) Security valued in good faith by the Valuation Committee of the Board of Directors.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

# Statement of Assets and Liabilities

## IVY SMALL CAP GROWTH FUND
*March 31, 2005*
*(In Thousands, Except for Per Share Amounts)*

**ASSETS**

| | |
|---|---:|
| Investment securities – at value (cost – $410,645) (Notes 1 and 3) | $514,210 |
| Cash | 291 |
| Receivables: | |
| Investment securities sold | 752 |
| Fund shares sold | 742 |
| Dividends and interest | 130 |
| Prepaid and other assets | 36 |
| Total assets | 516,161 |

**LIABILITIES**

| | |
|---|---:|
| Payable for investment securities purchased | 4,666 |
| Payable to Fund shareholders | 1,573 |
| Accrued shareholder servicing (Note 2) | 170 |
| Accrued accounting services fee (Note 2) | 12 |
| Accrued management fee (Note 2) | 12 |
| Accrued distribution fee (Note 2) | 7 |
| Accrued service fee (Note 2) | 3 |
| Other | 113 |
| Total liabilities | 6,556 |
| Total net assets | $509,605 |

**NET ASSETS**

| | |
|---|---:|
| $0.01 par value capital stock: | |
| Capital stock | $ 417 |
| Additional paid-in capital | 453,284 |
| Accumulated undistributed income (loss): | |
| Accumulated undistributed net investment loss | (71) |
| Accumulated undistributed net realized loss on investment transactions | (47,590) |
| Net unrealized appreciation in value of investments | 103,565 |
| Net assets applicable to outstanding units of capital | $509,605 |

Net asset value per share (net assets divided by shares outstanding):

| | |
|---|---:|
| Class A | $12.32 |
| Class B | $11.73 |
| Class C | $11.87 |
| Class Y | $13.33 |

Capital shares outstanding:

| | |
|---|---:|
| Class A | 5,804 |
| Class B | 1,250 |
| Class C | 25,980 |
| Class Y | 8,628 |
| Capital shares authorized | 400,000 |

See Notes to Financial Statements.

# Statement of Operations

## IVY SMALL CAP GROWTH FUND
*For the Fiscal Year Ended March 31, 2005*
*(In Thousands)*

**INVESTMENT LOSS**

Income (Note 1B):

| | |
|---|---:|
| Dividends (net of foreign withholding taxes of $5) | $ 1,440 |
| Interest and amortization | 672 |
| Total income | 2,112 |

Expenses (Note 2):

| | |
|---|---:|
| Investment management fee | 4,384 |
| Distribution fee: | |
| Class A | 33 |
| Class B | 101 |
| Class C | 2,353 |
| Shareholder servicing: | |
| Class A | 244 |
| Class B | 73 |
| Class C | 930 |
| Class Y | 173 |
| Service fee: | |
| Class A | 157 |
| Class B | 34 |
| Class C | 784 |
| Class Y | 282 |
| Accounting services fee | 142 |
| Legal fees | 106 |
| Custodian fees | 34 |
| Audit fees | 26 |
| Other | 276 |
| Total expenses | 10,132 |
| Net investment loss | (8,020) |

**REALIZED AND UNREALIZED GAIN (LOSS)**
**ON INVESTMENTS (NOTES 1 AND 3)**

| | |
|---|---:|
| Realized net gain on securities | 57,022 |
| Realized net loss on purchased options | (305) |
| Realized net gain on investments | 56,717 |
| Unrealized depreciation in value of investments during the period | (12,102) |
| Net gain on investments | 44,615 |
| Net increase in net assets resulting from operations | $36,595 |

See Notes to Financial Statements.

# Statement of Changes in Net Assets

## IVY SMALL CAP GROWTH FUND

*(In Thousands)*

| | For the fiscal year ended March 31, | |
| --- | ---: | ---: |
| | **2005** | **2004** |
| **INCREASE (DECREASE) IN NET ASSETS** | | |
| Operations: | | |
| Net investment loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (8,020) | $ (8,396) |
| Realized net gain on investments . . . . . . . . . . . . . . . . . . . . . . | 56,717 | 14,860 |
| Unrealized appreciation (depreciation) . . . . . . . . . . . . . . . . | (12,102) | 130,559 |
| Net increase in net assets resulting from operations . . . . | 36,595 | 137,023 |
| Distributions to shareholders from (Note 1F):[1] | | |
| Net investment income: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Realized gains on investment transactions: | | |
| Class A. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class C . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Class Y . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| | — | — |
| Capital share transactions (Note 5) . . . . . . . . . . . . . . . . . . . . . . | (89,990) | 83,571 |
| Total increase (decrease). . . . . . . . . . . . . . . . . . . . . . . . . . . . | (53,395) | 220,594 |
| **NET ASSETS** | | |
| Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 563,000 | 342,406 |
| End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $509,605 | $563,000 |
| Undistributed net investment loss . . . . . . . . . . . . . . . . . . . . . | $ (71) | $ (42) |

(1)See "Financial Highlights" on pages 207 - 210.

# Financial Highlights

## IVY SMALL CAP GROWTH FUND

*Class A Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-3-00[1] to 3-31-01 |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period ............. | $11.36 | $ 8.25 | $10.59 | $ 9.43 | $19.64 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss .............. | (0.08) | (0.08) | (0.23) | (0.59) | (0.02) |
| Net realized and unrealized gain (loss) on investments ......... | 1.04 | 3.19 | (2.11) | 1.75 | (4.74) |
| Total from investment operations ..... | 0.96 | 3.11 | (2.34) | 1.16 | (4.76) |
| Less distributions from: | | | | | |
| Net investment income .......... | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ................... | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Total distributions ................. | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Net asset value, end of period ........ | $12.32 | $11.36 | $ 8.25 | $10.59 | $ 9.43 |
| Total return[2] ..................... | 8.45% | 37.70% | –22.10% | 12.30% | –28.30% |
| Net assets, end of period (in millions) ................... | $72 | $92 | $20 | $16 | $4 |
| Ratio of expenses to average net assets ...................... | 1.54% | 1.48% | 1.54% | 1.39% | 1.49%[3] |
| Ratio of net investment loss to average net assets ............. | –1.14% | –1.21% | –1.22% | –0.93% | –0.39%[3] |
| Portfolio turnover rate .............. | 83% | 91% | 31% | 29% | 48%[4] |

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP GROWTH FUND

*Class B Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | For the period from 7-6-00[1] to |
|---|---|---|---|---|---|
| | **2005** | **2004** | **2003** | **2002** | **3-31-01** |
| Net asset value, beginning of period . . . . . . . . . . . . . | $10.91 | $ 8.01 | $10.40 | $ 9.36 | $19.26 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss . . . . . . . . . . . . . | (0.23) | (0.20) | (0.21) | (0.26) | (0.06) |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . | 1.05 | 3.10 | (2.18) | 1.30 | (4.39) |
| Total from investment operations . . . . . | 0.82 | 2.90 | (2.39) | 1.04 | (4.45) |
| Less distributions from: | | | | | |
| Net investment income . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Total distributions . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Net asset value, end of period . . . . . . . . | $11.73 | $10.91 | $ 8.01 | $10.40 | $ 9.36 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . | 7.52% | 36.21% | –22.98% | 11.11% | –27.29% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . | $15 | $13 | $7 | $8 | $5 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . . | 2.52% | 2.57% | 2.64% | 2.43% | 2.31%[2] |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . | –2.11% | –2.29% | –2.31% | –1.94% | –1.18%[2] |
| Portfolio turnover rate . . . . . . . . . . . . . . | 83% | 91% | 31% | 29% | 48%[3] |

(1)Commencement of operations of the class.
(2)Annualized.
(3)For the fiscal year ended March 31, 2001.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP GROWTH FUND[1]
*Class C Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period ............... | $11.02 | $ 8.07 | $10.44 | $ 9.38 | $21.64 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss ............... | (0.24) | (0.21) | (0.16) | (0.16) | (0.10) |
| Net realized and unrealized gain (loss) on investments ............ | 1.09 | 3.16 | (2.21) | 1.22 | (6.71) |
| Total from investment operations ........ | 0.85 | 2.95 | (2.37) | 1.06 | (6.81) |
| Less distributions from: | | | | | |
| Net investment income ............. | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains ...................... | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Total distributions .................... | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Net asset value, end of period ........... | $11.87 | $11.02 | $ 8.07 | $10.44 | $ 9.38 |
| Total return.......................... | 7.71% | 36.56% | −22.70% | 11.30% | −35.17% |
| Net assets, end of period (in millions) ...................... | $308 | $334 | $273 | $435 | $459 |
| Ratio of expenses to average net assets .................. | 2.26% | 2.31% | 2.31% | 2.20% | 2.12% |
| Ratio of net investment loss to average net assets ............... | −1.85% | −2.03% | −1.98% | −1.70% | −0.81% |
| Portfolio turnover rate ................. | 83% | 91% | 31% | 29% | 48% |

(1)Small Cap Growth Fund (formerly Growth Fund) changed its name effective June 30, 2000.

See Notes to Financial Statements.

# Financial Highlights

## IVY SMALL CAP GROWTH FUND[1]

*Class Y Shares*
*For a Share of Capital Stock Outstanding Throughout Each Period:*

| | For the fiscal year ended March 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2005** | **2004** | **2003** | **2002** | **2001** |
| Net asset value, beginning of period. . . . . . . . . . . . . . . | $12.26 | $ 8.89 | $11.39 | $10.14 | $22.65 |
| Income (loss) from investment operations: | | | | | |
| Net investment loss . . . . . . . . . . . . . . . | (0.09) | (0.10) | (0.11) | (0.34) | (0.20) |
| Net realized and unrealized gain (loss) on investments . . . . . . . . . . . | 1.16 | 3.47 | (2.39) | 1.59 | (6.86) |
| Total from investment operations . . . . . . . . | 1.07 | 3.37 | (2.50) | 1.25 | (7.06) |
| Less distributions from: | | | | | |
| Net investment income. . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (0.00) |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Total distributions . . . . . . . . . . . . . . . . . . . | (0.00) | (0.00) | (0.00) | (0.00) | (5.45) |
| Net asset value, end of period . . . . . . . . . . | $13.33 | $12.26 | $ 8.89 | $11.39 | $10.14 |
| Total return . . . . . . . . . . . . . . . . . . . . . . . . . | 8.73% | 37.91% | –21.95% | 12.33% | –34.67% |
| Net assets, end of period (in millions) . . . . . . . . . . . . . . . . . . . . . . | $115 | $124 | $42 | $48 | $21 |
| Ratio of expenses to average net assets . . . . . . . . . . . . . . . . . . | 1.36% | 1.35% | 1.33% | 1.31% | 1.30% |
| Ratio of net investment loss to average net assets . . . . . . . . . . . . . . . | –0.95% | –1.09% | –1.00% | –0.83% | –0.02% |
| Portfolio turnover rate . . . . . . . . . . . . . . . . | 83% | 91% | 31% | 29% | 48% |

(1)Small Cap Growth Fund (formerly Growth Fund) changed its name effective June 30, 2000.

See Notes to Financial Statements.

# Notes to Financial Statements

*March 31, 2005*

## Note 1 – Significant Accounting Policies

Ivy Funds, Inc. (formerly W&R Funds, Inc.) (the "Corporation") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues twelve series of capital shares; each series represents ownership of a separate mutual fund. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Corporation in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

**A. Security valuation** – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

**B. Security transactions and related investment income** – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

**C. Foreign currency translations** – All assets and liabilities denominated in foreign currencies are translated into United States dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

**D. Forward foreign currency exchange contracts** – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Corporation's financial statements. Gains or losses are realized by the Corporation at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. The Corporation uses Forward Contracts to attempt to reduce the overall risk of its investments.

**E. Federal income taxes** – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

**F. Dividends and distributions** – Dividends and distributions to shareholders are recorded by each Fund on the business day following the applicable record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At March 31, 2005, the following amounts were reclassified:

|  | Accumulated Undistributed Net Investment Income | Accumulated Undistributed Net Realized Gains on Investment Transactions | Additional Paid-in Capital |
|---|---|---|---|
| Ivy Asset Strategy Fund . . . . . . . . . . . . . . . . | $    15,254 | $ (15,254) | $    — |
| Ivy Capital Appreciation Fund . . . . . . . . . . . | 19,385 | — | (19,385) |
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . . | 1,216,563 | — | (1,216,563) |
| Ivy International Growth Fund . . . . . . . . . . | 1,004,749 | (195,333) | (809,416) |
| Ivy Large Cap Growth Fund . . . . . . . . . . . . | 443,910 | — | (443,910) |
| Ivy Mid Cap Growth Fund . . . . . . . . . . . . . | 984,177 | — | (984,177) |
| Ivy Science and Technology Fund . . . . . . . . | 2,648,167 | — | (2,648,167) |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . | 7,991,368 | — | (7,991,368) |

**G. Repurchase agreements** – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the custodian bank.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

## Note 2 – Investment Management and Payments to Affiliated Persons

Ivy Investment Management Company ("IICO"), a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Corporation's investment manager. Prior to March 8, 2005, IICO was known as Waddell & Reed Ivy Investment Company. IICO provides advice and supervises investments for which services it is paid a fee. Prior to June 30, 2003, Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), served as the investment manager. On June 30, 2003, WRIMCO assigned the investment management agreement between it and the Corporation to Waddell & Reed Ivy Investment Company ("WRIICO"), an affiliated entity. The fee is payable by each Fund at the following annual rates:

| Fund | Net Assets Breakpoints | Annual Rate |
|------|------------------------|------------|
| Ivy Asset Strategy Fund | Up to $1 Billion | .700% |
| | Over $1 Billion up to $2 Billion | .650% |
| | Over $2 Billion up to $3 Billion | .600% |
| | Over $3 Billion | .550% |
| Ivy Capital Appreciation Fund | Up to $1 Billion | .650% |
| | Over $1 Billion up to $2 Billion | .600% |
| | Over $2 Billion up to $3 Billion | .550% |
| | Over $3 Billion | .500% |
| Ivy Core Equity Fund | Up to $1 Billion | .700% |
| | Over $1 Billion up to $2 Billion | .650% |
| | Over $2 Billion up to $3 Billion | .600% |
| | Over $3 Billion | .550% |
| Ivy High Income Fund | Up to $500 Million | .625% |
| | Over $500 Million up to $1 Billion | .600% |
| | Over $1 Billion up to $1.5 Billion | .550% |
| | Over $1.5 Billion | .500% |
| Ivy International Growth Fund | Up to $1 Billion | .850% |
| | Over $1 Billion up to $2 Billion | .830% |
| | Over $2 Billion up to $3 Billion | .800% |
| | Over $3 Billion | .760% |
| Ivy Large Cap Growth Fund | Up to $1 Billion | .700% |
| | Over $1 Billion up to $2 Billion | .650% |
| | Over $2 Billion up to $3 Billion | .600% |
| | Over $3 Billion | .550% |
| Ivy Limited-Term Bond Fund | Up to $500 Million | .500% |
| | Over $500 Million up to $1 Billion | .450% |
| | Over $1 Billion up to $1.5 Billion | .400% |
| | Over $1.5 Billion | .350% |
| Ivy Mid Cap Growth Fund | Up to $1 Billion | .850% |
| | Over $1 Billion up to $2 Billion | .830% |
| | Over $2 Billion up to $3 Billion | .800% |
| | Over $3 Billion | .760% |

| Fund (Continued) | Net Assets Breakpoints | Annual Rate |
|---|---|---|
| Ivy Money Market Fund | All levels | .400% |
| Ivy Municipal Bond Fund | Up to $500 Million | .525% |
| | Over $500 Million up to $1 Billion | .500% |
| | Over $1 Billion up to $1.5 Billion | .450% |
| | Over $1.5 Billion | .400% |
| Ivy Science and Technology Fund | Up to $1 Billion | .850% |
| | Over $1 Billion up to $2 Billion | .830% |
| | Over $2 Billion up to $3 Billion | .800% |
| | Over $3 Billion | .760% |
| Ivy Small Cap Growth Fund | Up to $1 Billion | .850% |
| | Over $1 Billion up to $2 Billion | .830% |
| | Over $2 Billion up to $3 Billion | .800% |
| | Over $3 Billion | .760% |

The fee is accrued and paid daily. However, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. During the period ended March 31, 2005, IICO voluntarily waived its fee (in thousands) as shown in the following table:

Ivy Capital Appreciation Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 68
Ivy Municipal Bond Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 66

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), an indirect subsidiary of WDR. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of Fund records, pricing of Fund shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds paid WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

| Accounting Services Fee | |
|---|---|
| Average Net Asset Level (in millions) | Annual Fee Rate for Each Level |
| From $ 0 to $ 10 | $ 0 |
| From $ 10 to $ 25 | $ 11,500 |
| From $ 25 to $ 50 | $ 23,100 |
| From $ 50 to $ 100 | $ 35,500 |
| From $ 100 to $ 200 | $ 48,400 |
| From $ 200 to $ 350 | $ 63,200 |
| From $ 350 to $ 550 | $ 82,500 |
| From $ 550 to $ 750 | $ 96,300 |
| From $ 750 to $1,000 | $121,600 |
| $1,000 and Over | $148,500 |

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee may be voluntarily waived until Fund net assets are at least $10 million.

Under the Shareholder Servicing Agreement between the Corporation and WRSCO, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month: Ivy Asset Strategy Fund pays a monthly fee of $1.5792; Ivy High Income Fund, Ivy Limited-Term Bond Fund and Ivy Municipal Bond Fund each pay a monthly fee of $1.6958; and Ivy Capital Appreciation Fund, Ivy Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Science and Technology Fund and Ivy Small Cap Growth Fund each pay a monthly fee of $1.5042. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WRSCO for certain out-of-pocket costs for all classes.

Prior to June 16, 2003, Waddell & Reed, Inc. ("W&R") served as underwriter for the Corporation's shares. On June 16, 2003, W&R assigned the underwriting agreement to Ivy Funds Distributor, Inc. ("IFDI"), a wholly-owned subsidiary of IICO. As principal underwriter for the Corporation's shares, IFDI receives sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IFDI. During the period ended March 31, 2005, IFDI received the following amounts in sales commissions and CDSC:

| | Sales Commissions | CDSC Class A | CDSC Class B | CDSC Class C |
|---|---|---|---|---|
| Ivy Asset Strategy Fund . . . . . . . . . . . . . . . . . . . . . | $ 290,297 | $ — | $15,519 | $3,888 |
| Ivy Capital Appreciation Fund . . . . . . . . . . . . . . . | 54,891 | 37 | 2,376 | 412 |
| Ivy Core Equity Fund . . . . . . . . . . . . . . . . . . . . . | 115,420 | — | 20,635 | 6,752 |
| Ivy High Income Fund . . . . . . . . . . . . . . . . . . . . | 283,684 | — | 7,873 | 4,873 |
| Ivy International Growth Fund . . . . . . . . . . . . . . | 46,307 | — | 9,947 | 1,265 |
| Ivy Large Cap Growth Fund. . . . . . . . . . . . . . . . | 496,015 | — | 16,504 | 1,458 |
| Ivy Limited-Term Bond Fund. . . . . . . . . . . . . . . | 153,779 | 562 | 18,242 | 2,354 |
| Ivy Mid Cap Growth Fund . . . . . . . . . . . . . . . . . | 271,912 | — | 15,418 | 898 |
| Ivy Money Market Fund . . . . . . . . . . . . . . . . . . . | — | — | 34,035 | 1,499 |
| Ivy Municipal Bond Fund . . . . . . . . . . . . . . . . . . | 22,132 | — | 3,357 | 283 |
| Ivy Science and Technology Fund . . . . . . . . . . . . | 250,710 | — | 19,915 | 4,173 |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . . . . . | 299,823 | — | 17,201 | 8,714 |

With respect to Class A, Class B and Class C shares, IFDI pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended March 31, 2005, the following amounts were paid:

| | |
|---|---:|
| Ivy Asset Strategy Fund | $ 432,273 |
| Ivy Capital Appreciation Fund | 81,621 |
| Ivy Core Equity Fund | 203,902 |
| Ivy High Income Fund | 360,450 |
| Ivy International Growth Fund | 76,566 |
| Ivy Large Cap Growth Fund | 620,553 |
| Ivy Limited-Term Bond Fund | 200,296 |
| Ivy Mid Cap Growth Fund | 329,437 |
| Ivy Money Market Fund | — |
| Ivy Municipal Bond Fund | 43,078 |
| Ivy Science and Technology Fund | 390,927 |
| Ivy Small Cap Growth Fund | 456,640 |

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to IFDI in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B shares and Class C shares, respectively, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of a Fund's average annual net assets attributable to that class to compensate IFDI for its services in connection with the distribution of shares of that class and/or the service and/or maintenance of shareholder accounts of that class. The Class B Plan and the Class C Plan each permit IFDI to receive compensation, through the distribution fee and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to compensation under the Class A Plan. Under the Class Y Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal service to Class Y shareholders and/or maintaining Class Y shareholder accounts.

In the current environment of low interest rates, IFDI and WRSCO have voluntarily agreed to reimburse sufficient expenses to any class of Ivy Money Market Fund in order to insure the yield of that class remains at or above 0.01%. As of March 31, 2005, the amount of fees (in thousands) reimbursed to Ivy Money Market Fund, by class, are as follows:

| | |
|---|---:|
| Class A | $127 |
| Class B | 6 |
| Class C | 20 |

In addition, IFDI and WRSCO have voluntarily agreed to waive sufficient Fund expenses to ensure that the total annual fund operating expenses do not exceed the following levels for the specified funds/classes:

| Fund and Class | Expense Limitation (as a percentage of average net assets of each Class) |
| --- | --- |
| Ivy Large Cap Growth Fund, Class A | 1.50% |
| Ivy Large Cap Growth Fund, Class C | 2.25% |
| Ivy Large Cap Growth Fund, Class Y | 1.20% |
| Ivy Mid Cap Growth Fund, Class A | 1.65% |
| Ivy Mid Cap Growth Fund, Class C | 2.35% |
| Ivy Mid Cap Growth Fund, Class Y | 1.25% |

As of March 31, 2005, the amount of fees (in thousands) reimbursed under these agreements are as follows:

Ivy Large Cap Growth Fund

| | |
| --- | --- |
| Class A | $11 |
| Class C | 4 |
| Class Y | 25 |

Ivy Mid Cap Growth Fund

| | |
| --- | --- |
| Class A | $27 |
| Class C | 12 |
| Class Y | 4 |

The Corporation paid Directors' fees of $157,006, which are included in other expenses.

## Note 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended March 31, 2005 are summarized as follows:

| | Ivy Asset Strategy Fund | Ivy Capital Appreciation Fund | Ivy Core Equity Fund |
| --- | --- | --- | --- |
| Purchases of investment securities, excluding short-term and U.S. government securities | $ 90,535,915 | $ 9,432,937 | $112,657,666 |
| Purchases of bullion | 1,402,976 | — | — |
| Purchases of U.S. government securities | 885,328 | — | — |
| Purchases of short-term securities | 682,283,890 | 273,627,876 | 712,970,374 |
| Purchases of options | 261,420 | — | — |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities | 66,763,311 | 5,857,955 | 169,253,658 |
| Proceeds from sales of bullion | 3,625,215 | — | — |
| Proceeds from maturities and sales of U.S. government securities | 2,172,753 | — | — |
| Proceeds from maturities and sales of short-term securities | 676,561,462 | 271,360,937 | 711,800,035 |
| Proceeds from options | 307,643 | — | — |

| | Ivy High Income Fund | Ivy International Growth Fund | Ivy Large Cap Growth Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . . . . . | $ 41,163,104 | $ 55,765,960 | $189,898,622 |
| Purchases of U.S. government securities . . | — | — | — |
| Purchases of short-term securities . . . . . . | 463,025,476 | 385,553,379 | 566,573,524 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . . . . . . . . . . . . . . . . . . . . . | 30,793,597 | 68,456,802 | 188,433,395 |
| Proceeds from maturities and sales of U.S. government securities . . . . . . . . . | — | — | — |
| Proceeds from maturities and sales of short-term securities . . . . . . . . . . . . . . | 459,168,404 | 384,551,778 | 567,117,582 |

| | Ivy Limited Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Municipal Bond Fund |
|---|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . . . . . . | $ 6,322,113 | $ 30,994,166 | $ 4,086,721 |
| Purchases of U.S. government securities . . . | 20,877,280 | — | — |
| Purchases of short-term securities . . . . . . . | 369,414,004 | 693,534,473 | 64,264,224 |
| Purchases of options . . . . . . . . . . . . . . . . . . | — | 473,817 | — |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . . . . . . . . . . . . . . . . . . . . . | 11,902,081 | 19,480,501 | 4,555,792 |
| Proceeds from maturities and sales of U.S. government securities . . . . . . . . . . | 10,957,145 | — | — |
| Proceeds from maturities and sales of short-term securities . . . . . . . . . . . . . . . | 370,924,321 | 694,748,926 | 64,197,984 |
| Proceeds from options . . . . . . . . . . . . . . . . . | — | 609,744 | — |

| | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|
| Purchases of investment securities, excluding short-term and U.S. government securities . . . . . . . . . | $188,219,031 | $ 399,953,268 |
| Purchases of U.S. government securities . . . . . . . . . . . . . . | — | — |
| Purchases of short-term securities . . . . . . . . . . . . . . . . . . | 860,316,080 | 2,040,434,964 |
| Purchases of options . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 305,230 |
| Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government securities . . . . . . . . . . . . . . . . . . . . . | 163,269,777 | 485,811,465 |
| Proceeds from maturities and sales of U.S. government securities . . . . . . . . . . . . . . . . . . . . | — | — |
| Proceeds from maturities and sales of short-term securities . . . . . . . . . . . . . . . . . . . . . . . . | 861,740,963 | 2,051,098,398 |
| Proceeds from options . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |

For Federal income tax purposes, cost of investments owned at March 31, 2005 and the related unrealized appreciation (depreciation) were as follows:

| | Cost | Appreciation | Depreciation | Aggregate Appreciation (Depreciation) |
|---|---|---|---|---|
| Ivy Asset Strategy Fund . . . . | $ 93,063,394 | $ 15,061,397 | $ 589,289 | $ 14,472,108 |
| Ivy Capital Appreciation Fund . . . . . . . . . . . . . . . | 12,470,441 | 2,028,932 | 213,332 | 1,815,600 |
| Ivy Core Equity Fund . . . . . . | 199,419,263 | 66,972,394 | 3,744,345 | 63,228,049 |
| Ivy High Income Fund . . . . . | 65,163,791 | 2,343,998 | 1,153,691 | 1,190,307 |
| Ivy International Growth Fund . . . . . . . . . . . . . . . | 55,570,136 | 11,706,980 | 945,451 | 10,761,529 |
| Ivy Large Cap Growth Fund . . . . . . . . . . . . . . . | 129,885,688 | 22,629,075 | 1,679,800 | 20,949,275 |
| Ivy Limited-Term Bond Fund . . . . . . . . . . . . . . . | 63,438,924 | 233,522 | 583,261 | (349,739) |
| Ivy Mid Cap Growth Fund . . | 70,575,294 | 23,957,242 | 2,637,167 | 21,320,075 |
| Ivy Money Market Fund . . . . | 45,762,754 | — | — | — |
| Ivy Municipal Bond Fund . . | 23,482,903 | 764,866 | 48,169 | 716,697 |
| Ivy Science and Technology Fund . . . . . . . . . . . . . . . | 162,115,822 | 30,047,225 | 4,962,781 | 25,084,444 |
| Ivy Small Cap Growth Fund . . . . . . . . . . . . . . . | 411,430,483 | 117,732,440 | 14,952,570 | 102,779,870 |

## Note 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended March 31, 2005 and the related Capital Loss Carryover and Post-October activity were as follows:

| | Ivy Asset Strategy Fund | Ivy Capital Appreciation Fund | Ivy Core Equity Fund |
|---|---|---|---|
| Net ordinary income. . . . . . . . . . . . . . . . . . . . . . . . . | $ 99,965 | $ — | $ — |
| Distributed ordinary income . . . . . . . . . . . . . . . . . . | 180,383 | — | — |
| Undistributed ordinary income . . . . . . . . . . . . . . . . | 97,945 | — | — |
| Realized long-term capital gains . . . . . . . . . . . . . . . | 599,143 | — | — |
| Distributed long-term capital gains . . . . . . . . . . . . . | 705,308 | — | — |
| Undistributed long-term capital gains . . . . . . . . . . . | 599,143 | — | — |
| Capital loss carryover . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — |
| Post-October losses deferred . . . . . . . . . . . . . . . . . . | 2,421 | 62,442 | 1,599 |

| | Ivy High Income Fund | Ivy International Growth Fund | Ivy Large Cap Growth Fund |
|---|---|---|---|
| Net ordinary income ........................ | $ 3,700,170 | $ — | $ — |
| Distributed ordinary income ................... | 3,687,419 | 596,184 | — |
| Undistributed ordinary income ................ | 66,540 | — | — |
| Realized long-term capital gains ............... | — | — | — |
| Distributed long-term capital gains ............. | — | — | — |
| Undistributed long-term capital gains ........... | — | — | — |
| Capital loss carryover.......................... | — | — | — |
| Post-October losses deferred ................... | — | 14,783 | — |

| | Ivy Limited-Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Money Market Fund |
|---|---|---|---|
| Net ordinary income ........................ | $ 1,589,308 | $ — | $347,083 |
| Distributed ordinary income ................... | 1,579,176 | — | 336,430 |
| Undistributed ordinary income ................ | 28,965 | — | 13,878 |
| Realized long-term capital gains ............... | — | — | — |
| Distributed long-term capital gains ............. | — | — | — |
| Undistributed long-term capital gains ........... | — | — | — |
| Capital loss carryover.......................... | — | — | — |
| Post-October losses deferred ................... | 91,289 | — | — |

| | Ivy Municipal Bond Fund | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|---|
| Net ordinary income........................... | $ 702,840 | $ — | $ — |
| Distributed ordinary income ................... | 697,508 | — | — |
| Undistributed ordinary income ................ | 13,316 | — | — |
| Realized long-term capital gains ............... | — | — | — |
| Distributed long-term capital gains ............. | — | — | — |
| Undistributed long-term capital gains ........... | — | — | — |
| Capital loss carryover.......................... | — | — | — |
| Post-October losses deferred ................... | — | 1,859 | — |

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year ("post-October losses").

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

|  | Ivy Capital Appreciation Fund | Ivy Core Equity Fund | Ivy High Income Fund | Ivy International Growth Fund |
|---|---|---|---|---|
| March 31, 2009 . . . . . . . . . . | $ — | $ 4,268,163 | $ 1,574,985 | $ 1,629,853 |
| March 31, 2010 . . . . . . . . . . | 1,620,668 | 5,388,835 | 1,271,702 | 24,986,955 |
| March 31, 2011 . . . . . . . . . . | 1,005,096 | 30,995,562 | 1,182,962 | 19,867,500 |
| Total carryover . . . . . . . . . . | $ 2,625,764 | $40,652,560 | $ 4,029,649 | $46,484,308 |

|  | Ivy Large Cap Growth Fund | Ivy Limited-Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Municipal Bond Fund |
|---|---|---|---|---|
| March 31, 2008 . . . . . . . . . . | $ 620,955 | $ — | $ — | $ — |
| March 31, 2009 . . . . . . . . . . | 11,368,220 | 36,676 | 22,505,437 | 223,145 |
| March 31, 2010 . . . . . . . . . . | 9,290,552 | — | 17,363,901 | 230,753 |
| March 31, 2011 . . . . . . . . . . | 4,727,341 | 456,813 | 5,387,010 | 75,199 |
| March 31, 2012 . . . . . . . . . . | 697,963 | — | 949,121 | — |
| Total carryover . . . . . . . . . . | $26,705,031 | $ 493,489 | $46,205,469 | $ 529,097 |

|  | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|
| March 31, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 541,589 | $ 4,767,939 |
| March 31, 2009 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,113,450 | 3,509,351 |
| March 31, 2010 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 10,616,042 | 8,387,927 |
| March 31, 2011 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,278,545 | 25,225,254 |
| March 31, 2012 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 398,136 | 4,914,132 |
| Total carryover . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $28,947,762 | $46,804,603 |

Ivy U.S. Blue Chip Fund was merged into Ivy Core Equity Fund as of June 16, 2003 (see Note 8) and Advantus Index 500 Fund was merged into Ivy Core Equity Fund as of December 8, 2003 (see Note 9). At the time of the mergers, Ivy U.S. Blue Chip Fund and Advantus Index 500 Fund had capital loss carryovers available to offset future gains of the Ivy Core Equity Fund. Ivy US Blue Chip Fund's carryovers are limited to $1,479,061 for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Ivy Global Fund and Ivy International Small Companies Fund were merged into Ivy International Growth Fund as of June 16, 2003 (see Note 8). At the time of the merger, Ivy Global Fund and Ivy International Small Companies Fund had capital loss carryovers available to offset future gains of the Ivy International Growth Fund. These carryovers are limited to $181,724 and $225,739, respectively, for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Advantus Horizon Fund was merged into Ivy Large Cap Growth Fund as of December 8, 2003 (see Note 9). At the time of the merger, Advantus Horizon Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $6,142,321 for the period ending March 31, 2006 and $1,383,732 for each period ending from March 31, 2007 through 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Ivy US Emerging Growth Fund was merged into Ivy Mid Cap Growth fund as of June 16, 2003 (see Note 8). At the time of the merger, Ivy Mid Cap Growth Fund had capital loss carryovers available to offset future gains. These carryovers are limited to $3,301,377 for the period ending March 31, 2006 and $1,182,294 for each period from March 31, 2007 through 2011 and $197,085 for the period ending March 31, 2012 plus any unused limitations from prior years.

Ivy Global Science & Technology Fund was merged into Ivy Science and Technology Fund as of June 16, 2003 (see Note 8). At the time of the merger, Ivy Global Science & Technology Fund had capital loss carryovers available to offset future gains of the Ivy Science and Technology Fund. These carryovers are limited to $413,760 for each period ending from March 31, 2006 through 2011 plus any unused limitations from prior years.

Advantus Enterprise Fund was merged into Ivy Small Cap Growth Fund as of December 8, 2003 (see Note 9). At the time of the merger, Advantus Enterprise Fund had capital loss carryovers available to offset future gains of the Ivy Small Cap Growth Fund. These carryovers are limited to $2,069,323 for each period ending from March 31, 2006 through 2010 and $564,364 for the period ending March 31, 2011 plus any unused limitations from prior years.

## Note 5 – Multiclass Operations

Each Fund within the Corporation currently offers four classes of shares, Class A, Class B, Class C and Class Y (other than Money Market Fund which offers only Class A shares), each of which have equal rights as to assets and voting privileges. Ivy Money Market Fund Class B and Class C shares are no longer available for investment. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Corporation.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended March 31, 2005 are summarized below. Amounts are in thousands.

| | Ivy Asset Strategy Fund | Ivy Capital Appreciation Fund | Ivy Core Equity Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 1,843 | 728 | 1,173 |
| Class B | 364 | 91 | 324 |
| Class C | 885 | 196 | 1,221 |
| Class Y | 158 | 17 | 24 |
| Shares issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 22 | — | — |
| Class B | 6 | — | — |
| Class C | 34 | — | — |
| Class Y | 2 | — | — |
| Shares redeemed: | | | |
| Class A | (489) | (161) | (3,223) |
| Class B | (107) | (25) | (511) |
| Class C | (833) | (74) | (5,690) |
| Class Y | (46) | (3) | (102) |
| Increase (decrease) in outstanding capital shares . . . | 1,839 | 769 | (6,784) |
| Value issued from sale of shares: | | | |
| Class A | $ 25,040 | $ 5,606 | $ 10,008 |
| Class B | 4,796 | 662 | 2,628 |
| Class C | 11,912 | 1451 | 10,009 |
| Class Y | 2,099 | 125 | 205 |
| Value issued from reinvestment of dividends and/or capital gains distribution: | | | |
| Class A | 293 | — | — |
| Class B | 82 | — | — |
| Class C | 449 | — | — |
| Class Y | 33 | — | — |
| Value redeemed: | | | |
| Class A | (6,407) | (1,241) | (26,867) |
| Class B | (1,391) | (180) | (4,154) |
| Class C | (10,775) | (539) | (46,423) |
| Class Y | (618) | (27) | (894) |
| Increase (decrease) in outstanding capital . . . . . . . . | $ 25,513 | $ 5,857 | $ (55,488) |

|  | Ivy High Income Fund | Ivy International Growth Fund | Ivy Large Cap Growth Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 2,247 | 353 | 5,034 |
| Class B | 303 | 70 | 573 |
| Class C | 533 | 286 | 532 |
| Class Y | 139 | 207 | 585 |
| Shares issued from reinvestment of dividends: | | | |
| Class A | 139 | 17 | — |
| Class B | 22 | 2 | — |
| Class C | 137 | 26 | — |
| Class Y | 73 | 7 | — |
| Shares redeemed: | | | |
| Class A | (781) | (331) | (4,551) |
| Class B | (120) | (141) | (316) |
| Class C | (736) | (1,339) | (490) |
| Class Y | (241) | (261) | (1,805) |
| Increase (decrease) in outstanding capital shares | 1,715 | (1,104) | (438) |
| Value issued from sale of shares: | | | |
| Class A | $19,814 | $ 3,785 | $46,868 |
| Class B | 2,674 | 712 | 4,987 |
| Class C | 4,694 | 2,917 | 4,740 |
| Class Y | 1,219 | 2,401 | 5,432 |
| Value issued from reinvestment of dividends: | | | |
| Class A | 1,224 | 183 | — |
| Class B | 193 | 21 | — |
| Class C | 1,205 | 286 | — |
| Class Y | 648 | 87 | — |
| Value redeemed: | | | |
| Class A | (6,867) | (3,536) | (41,787) |
| Class B | (1,056) | (1,436) | (2,732) |
| Class C | (6,480) | (13,716) | (4,309) |
| Class Y | (2,151) | (3,040) | (16,933) |
| Increase (decrease) in outstanding capital | $15,117 | $(11,336) | $ (3,734) |

|  | Ivy Limited-Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Money Market Fund |
|---|---|---|---|
| **Shares issued from sale of shares:** | | | |
| Class A | 3,145 | 2,730 | 46,298 |
| Class B | 304 | 286 | 5,580 |
| Class C | 385 | 340 | 10,835 |
| Class Y | 100 | 80 | NA |
| **Shares issued from reinvestment of dividends:** | | | |
| Class A | 96 | — | 324 |
| Class B | 10 | — | 1 |
| Class C | 33 | — | 5 |
| Class Y | 5 | — | NA |
| **Shares redeemed:** | | | |
| Class A | (2,785) | (1,403) | (52,704) |
| Class B | (213) | (496) | (5,410) |
| Class C | (811) | (276) | (11,608) |
| Class Y | (103) | (35) | NA |
| Increase (decrease) in outstanding capital shares . . . | 166 | 1,226 | (6,679) |
| **Value issued from sale of shares:** | | | |
| Class A | $32,300 | $26,012 | $46,298 |
| Class B | 3,127 | 2,618 | 5,580 |
| Class C | 3,953 | 3,176 | 10,835 |
| Class Y | 1,032 | 776 | NA |
| **Value issued from reinvestment of dividends:** | | | |
| Class A | 990 | — | 324 |
| Class B | 100 | — | 1 |
| Class C | 339 | — | 5 |
| Class Y | 52 | — | NA |
| **Value redeemed:** | | | |
| Class A | (28,528) | (13,542) | (52,704) |
| Class B | (2,189) | (4,511) | (5,410) |
| Class C | (8,325) | (2,564) | (11,608) |
| Class Y | (1,060) | (333) | NA |
| Increase (decrease) in outstanding capital | $ 1,791 | $11,632 | $ (6,679) |

| | Ivy Municipal Bond Fund | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|---|
| **Shares issued from sale of shares:** | | | |
| Class A | 191 | 1,571 | 2,763 |
| Class B | 35 | 196 | 331 |
| Class C | 179 | 557 | 1,511 |
| Class Y | 4 | 1,321 | 2,386 |
| **Shares issued from reinvestment of dividends:** | | | |
| Class A | 12 | — | — |
| Class B | 2 | — | — |
| Class C | 40 | — | — |
| Class Y | —* | — | — |
| **Shares redeemed:** | | | |
| Class A | (104) | (856) | (5,108) |
| Class B | (21) | (154) | (242) |
| Class C | (394) | (987) | (5,823) |
| Class Y | (—)* | (273) | (3,879) |
| Increase (decrease) in outstanding capital shares . . . | (56) | 1,375 | (8,061) |
| **Value issued from sale of shares:** | | | |
| Class A | $ 2,136 | $31,721 | $ 31,601 |
| Class B | 396 | 3,732 | 3,657 |
| Class C | 2,012 | 10,871 | 16,856 |
| Class Y | 43 | 27,807 | 30,101 |
| **Value issued from reinvestment of dividends:** | | | |
| Class A | 135 | — | — |
| Class B | 16 | — | — |
| Class C | 447 | — | — |
| Class Y | 1 | — | — |
| **Value redeemed:** | | | |
| Class A | (1,156) | (17,589) | (56,508) |
| Class B | (234) | (2,920) | (2,657) |
| Class C | (4,415) | (19,034) | (64,820) |
| Class Y | (4) | (5,746) | (48,220) |
| Increase (decrease) in outstanding capital . . . . . . . | $ (623) | $28,842 | $(89,990) |

*Not shown due to rounding.

Transactions in capital stock for the fiscal year ended March 31, 2004 are summarized below. Amounts are in thousands.

| | Ivy Asset Strategy Fund | Ivy Capital Appreciation Fund | Ivy Core Equity Fund |
|---|---|---|---|
| **Shares issued from sale of shares:** | | | |
| Class A | 1,053 | 322 | 5,603 |
| Class B | 390 | 39 | 1,371 |
| Class C | 619 | 89 | 2,100 |
| Class Y | 136 | — | 189 |
| **Shares issued in connection with mergers of Ivy US Blue Chip Fund and Advantus Index 500 Fund:** | | | |
| Class A | NA | NA | 7,526 |
| Class B | NA | NA | 1,048 |
| Class C | NA | NA | 63 |
| Class Y | NA | NA | 69 |
| **Shares issued from reinvestment of dividends:** | | | |
| Class A | 10 | — | — |
| Class B | 1 | — | — |
| Class C | 12 | — | — |
| Class Y | 1 | — | — |
| **Shares redeemed:** | | | |
| Class A | (537) | (147) | (5,808) |
| Class B | (141) | (9) | (1,567) |
| Class C | (1,359) | (22) | (7,452) |
| Class Y | (86) | (—) | (369) |
| Increase in outstanding capital shares | 99 | 272 | 2,773 |
| **Value issued from sale of shares:** | | | |
| Class A | $12,565 | $2,202 | $36,676 |
| Class B | 4,632 | 270 | 8,830 |
| Class C | 7,365 | 606 | 22,358 |
| Class Y | 1,644 | — | 1,361 |
| **Value issued in connection with mergers of Ivy US Blue Chip Fund and Advantus Index 500 Fund:** | | | |
| Class A | NA | NA | 57,881 |
| Class B | NA | NA | 7,641 |
| Class C | NA | NA | 463 |
| Class Y | NA | NA | 533 |
| **Value issued from reinvestment of dividends:** | | | |
| Class A | 118 | — | — |
| Class B | 11 | — | — |
| Class C | 145 | — | — |
| Class Y | 13 | — | — |
| **Value redeemed:** | | | |
| Class A | (6,418) | (994) | (44,359) |
| Class B | (1,674) | (62) | (11,548) |
| Class C | (16,033) | (150) | (55,231) |
| Class Y | (1,009) | (—) | (2,887) |
| Increase in outstanding capital | $ 1,359 | $1,872 | $21,718 |

| | Ivy High Income Fund | Ivy International Growth Fund | Ivy Large Cap Growth Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A ............................... | 1,618 | 4,008 | 3,672 |
| Class B ............................... | 258 | 361 | 433 |
| Class C ............................... | 966 | 578 | 895 |
| Class Y ............................... | 1,152 | 10,647 | 7,115 |
| Shares issued in connection with merger of Advantus Horizon Fund: | | | |
| Class A ............................... | NA | NA | 3,201 |
| Shares issued in connection with mergers of Ivy International Small Companies Fund and Ivy Global Fund: | | | |
| Class A ............................... | NA | 648 | NA |
| Class B ............................... | NA | 272 | NA |
| Class C ............................... | NA | 109 | NA |
| Class Y ............................... | NA | 30 | NA |
| Shares issued from reinvestment of dividends: | | | |
| Class A ............................... | 71 | — | — |
| Class B ............................... | 14 | — | — |
| Class C ............................... | 139 | — | — |
| Class Y ............................... | 75 | — | — |
| Shares redeemed: | | | |
| Class A ............................... | (428) | (4,232) | (1,581) |
| Class B ............................... | (80) | (411) | (91) |
| Class C ............................... | (807) | (1,695) | (251) |
| Class Y ............................... | (583) | (11,599) | (858) |
| Increase (decrease) in outstanding capital shares .. | 2,395 | (1,284) | 12,535 |

| (Continued) | Ivy High Income Fund | Ivy International Growth Fund | Ivy Large Cap Growth Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A | $13,999 | $ 33,106 | $ 33,918 |
| Class B | 2,234 | 3,526 | 3,634 |
| Class C | 8,268 | 12,513 | 7,655 |
| Class Y | 9,619 | 89,992 | 62,609 |
| Value issued in connection with merger of Advantus Horizon Fund: | | | |
| Class A | NA | NA | 29,203 |
| Value issued in connection with merger of Ivy International Small Companies Fund and Ivy Global Fund: | | | |
| Class A | NA | 5,646 | NA |
| Class B | NA | 2,298 | NA |
| Class C | NA | 928 | NA |
| Class Y | NA | 284 | NA |
| Value issued from reinvestment of dividends: | | | |
| Class A | 612 | — | — |
| Class B | 117 | — | — |
| Class C | 1,194 | — | — |
| Class Y | 642 | — | — |
| Value redeemed: | | | |
| Class A | (3,657) | (36,188) | (13,747) |
| Class B | (691) | (3,580) | (777) |
| Class C | (6,938) | (14,976) | (2,196) |
| Class Y | (4,980) | (106,687) | (7,961) |
| Increase (decrease) in outstanding capital | $20,419 | $(13,138) | $112,338 |

|  | Ivy Limited-Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Money Market Fund |
|---|---|---|---|
| Shares issued from sale of shares: |  |  |  |
| Class A | 2,509 | 4,450 | 29,888 |
| Class B | 357 | 1,514 | 4,918 |
| Class C | 600 | 912 | 10,784 |
| Class Y | 355 | 358 | NA |
| Shares issued in connection with merger of Advantus Money Market Fund: |  |  |  |
| Class A | NA | NA | 32,239 |
| Shares issued in connection with merger of Ivy US Emerging Growth Fund: |  |  |  |
| Class A | NA | 2,114 | NA |
| Class B | NA | 1,208 | NA |
| Class C | NA | 160 | NA |
| Class Y | NA | 39 | NA |
| Shares issued from reinvestment of dividends: |  |  |  |
| Class A | 103 | — | 111 |
| Class B | 10 | — | —* |
| Class C | 46 | — | 2 |
| Class Y | 5 | — | NA |
| Shares redeemed: |  |  |  |
| Class A | (3,081) | (3,153) | (27,380) |
| Class B | (336) | (1,628) | (4,881) |
| Class C | (1,500) | (424) | (14,717) |
| Class Y | (392) | (297) | NA |
| Increase (decrease) in outstanding capital shares | (1,324) | 5,253 | 30,964 |

*Not shown due to rounding.

| (Continued) | Ivy Limited-Term Bond Fund | Ivy Mid Cap Growth Fund | Ivy Money Market Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A | $ 26,204 | $36,931 | $29,888 |
| Class B | 3,725 | 11,807 | 4,918 |
| Class C | 6,261 | 6,784 | 10,784 |
| Class Y | 3,720 | 2,216 | NA |
| Value issued in connection with merger of Advantus Money Market Fund: | | | |
| Class A | NA | NA | 32,239 |
| Value issued in connection with merger of Ivy US Emerging Growth Fund: | | | |
| Class A | NA | 16,592 | NA |
| Class B | NA | 9,204 | NA |
| Class C | NA | 1,230 | NA |
| Class Y | NA | 308 | NA |
| Value issued from reinvestment of dividends: | | | |
| Class A | 1,079 | — | 111 |
| Class B | 106 | — | —* |
| Class C | 476 | — | 2 |
| Class Y | 50 | — | NA |
| Value redeemed: | | | |
| Class A | (32,153) | (25,327) | (27,380) |
| Class B | (3,509) | (12,667) | (4,881) |
| Class C | (15,667) | (3,390) | (14,717) |
| Class Y | (4,108) | (2,338) | NA |
| Increase (decrease) in outstanding capital | $(13,816) | $41,350 | $30,964 |

*Not shown due to rounding.

|  | Ivy Municipal Bond Fund | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|---|
| Shares issued from sale of shares: | | | |
| Class A | 390 | 1,269 | 4,917 |
| Class B | 44 | 392 | 475 |
| Class C | 85 | 676 | 2,790 |
| Class Y | —* | 552 | 11,693 |
| Shares issued in connection with merger of Advantus Enterprise Fund: | | | |
| Class A | NA | NA | 4,061 |
| Shares issued in connection with merger of Ivy Global Science and Technology Fund: | | | |
| Class A | NA | 287 | NA |
| Class B | NA | 245 | NA |
| Class C | NA | 56 | NA |
| Class Y | NA | 7 | NA |
| Shares issued from reinvestment of dividends: | | | |
| Class A | 9 | — | — |
| Class B | 1 | — | — |
| Class C | 45 | — | — |
| Class Y | —* | — | — |
| Shares redeemed: | | | |
| Class A | (241) | (720) | (3,270) |
| Class B | (17) | (361) | (184) |
| Class C | (585) | (1,077) | (6,332) |
| Class Y | (—) | (328) | (6,339) |
| Increase (decrease) in outstanding capital shares | (269) | 998 | 7,811 |

*Not shown due to rounding.

| (Continued) | Ivy Municipal Bond Fund | Ivy Science and Technology Fund | Ivy Small Cap Growth Fund |
|---|---|---|---|
| Value issued from sale of shares: | | | |
| Class A | $ 4,386 | $15,942 | $ 47,321 |
| Class B | 495 | 5,032 | 4,653 |
| Class C | 957 | 22,515 | 32,820 |
| Class Y | 1 | 5,915 | 125,087 |
| Value issued in connection with merger of Advantus Enterprise Fund: | | | |
| Class A | NA | NA | 43,667 |
| Value issued in connection with merger of Ivy Global Science and Technology Fund: | | | |
| Class A | NA | 4,548 | NA |
| Class B | NA | 3,771 | NA |
| Class C | NA | 860 | NA |
| Class Y | NA | 119 | NA |
| Value issued from reinvestment of dividends: | | | |
| Class A | 96 | — | — |
| Class B | 11 | — | — |
| Class C | 509 | — | — |
| Class Y | —* | — | — |
| Value redeemed: | | | |
| Class A | (2,706) | (12,236) | (32,941) |
| Class B | (190) | (5,784) | (1,860) |
| Class C | (6,556) | (17,948) | (62,826) |
| Class Y | (—) | (5,923) | (72,350) |
| Increase (decrease) in outstanding capital | $(2,997) | $16,811 | $ 83,571 |

*Not shown due to rounding.

## Note 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When the Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or at a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Ivy Asset Strategy Fund, transactions in call options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,813 | 571,610 |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . | (3,577) | (549,107) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (180) | (18,303) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (56) | (4,200) |
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |

For Ivy Capital Appreciation Fund, transactions in call options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 7 | $ 854 |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . | (7) | (854) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |

For Ivy Core Equity Fund, transactions in call options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 800 | 63,904 |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . | (420) | (34,341) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (380) | (29,563) |
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | $ — |

For Ivy Mid Cap Growth Fund, transactions in call options written were as follows:

| | Number of Contracts | Premiums Received |
|---|---|---|
| Outstanding at March 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 107 | $ 19,288 |
| Options written. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5,617 | 412,929 |
| Options terminated in closing purchase transactions . . . . . . . . . . . . . | (3,285) | (290,644) |
| Options exercised . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (21) | (3,300) |
| Options expired . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | (1,050) | (71,834) |
| Outstanding at March 31, 2005 . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,368 | $ 66,439 |

## Note 7 – Futures

The Corporation may engage in buying and selling futures contracts. Upon entering into a futures contract, the Corporation is required to deposit, in a segregated account, an amount of cash or United States Treasury Bills equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments ("variation margins") are made or received by the Corporation each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Corporation as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. The Corporation uses futures to attempt to reduce the overall risk of its investments.

## Note 8 – Acquisitions of Ivy Global Fund, Ivy Global Science and Technology Fund, Ivy International Small Companies Fund, Ivy US Blue Chip Fund and Ivy US Emerging Growth Fund

On June 16, 2003, Ivy Core Equity Fund acquired all the net assets of Ivy US Blue Chip Fund pursuant to a plan of reorganization approved by the shareholders of Ivy US Blue Chip Fund on June 10, 2003. The acquisition was accomplished by a tax-free exchange of 4,455,649 shares of Ivy Core Equity Fund (valued at $33,237,149) for the 4,314,763 shares of Ivy US Blue Chip Fund outstanding on June 16, 2003. Ivy US Blue Chip Fund had net assets of $33,237,149, including $3,400,840 of net unrealized appreciation in value of investments and $17,432,572 of accumulated net realized losses on investments, which were combined with those of Ivy Core Equity Fund. The aggregate net assets of Ivy Core Equity Fund and Ivy US Blue Chip Fund immediately before the acquisition were $243,451,378 and $33,237,149, respectively. The aggregate net assets of Ivy Core Equity Fund and Ivy US Blue Chip Fund immediately following the acquisition were $276,688,527 and $0, respectively.

On June 16, 2003, Ivy International Growth Fund acquired all the net assets of Ivy Global Fund pursuant to a plan of reorganization approved by the shareholders of Ivy Global Fund on June 10, 2003. The acquisition was accomplished by a tax-free exchange of 471,708 shares of Ivy International Growth Fund (valued at $4,084,583) for the 555,824 shares of Ivy Global Fund outstanding on June 16, 2003. Ivy Global Fund had net assets of $4,084,583, including $187,112 of net unrealized appreciation in value of investments and $3,440,525 of accumulated net realized losses on investments, which were combined with those of Ivy International Growth Fund. The aggregate net assets of Ivy International Growth Fund and Ivy Global Fund immediately before the acquisition were $75,960,531 and $4,084,583, respectively. The aggregate net assets of Ivy International Growth Fund and Ivy Global Fund immediately following the acquisition were $80,045,114 and $0, respectively.

On June 16, 2003, Ivy International Growth Fund acquired all the net assets of Ivy International Small Companies Fund pursuant to a plan of reorganization approved by the shareholders of Ivy International Small Companies Fund on June 12, 2003. The acquisition was accomplished by a tax-free exchange of 586,893 shares of Ivy International Growth Fund (valued at $5,072,637) for the 746,180 shares of Ivy International Small Companies Fund outstanding on June 16, 2003. Ivy International Small Companies Fund had net assets of $5,072,637, including $410,933 of net unrealized appreciation in value of investments and $11,716,558 of accumulated net realized losses on investments, which were combined with those of Ivy International Growth Fund. The aggregate net assets of Ivy International Growth Fund and Ivy International Small Companies Fund immediately before the acquisition were $75,960,531 and $5,072,637, respectively. The aggregate net assets of Ivy International Growth Fund and Ivy International Small Companies Fund immediately following the acquisition were $81,033,168 and $0, respectively.

On June 16, 2003, Ivy Science and Technology Fund acquired all the net assets of Ivy Global Science and Technology Fund pursuant to a plan of reorganization approved by the shareholders of Ivy Global Science and Technology Fund on June 10, 2003. The acquisition was accomplished by a tax-free exchange of 594,910 shares of Ivy Science and Technology Fund (valued at $9,297,885) for the 1,192,759 shares of Ivy Global Science and Technology Fund outstanding on June 16, 2003. Ivy Global Science and Technology Fund had net assets of $9,297,885, including $1,112,396 of net unrealized appreciation in value of investments and $48,964,829 of accumulated net realized losses on investments, which were combined with those of Ivy Science and Technology Fund. The aggregate net assets of Ivy Science and Technology Fund and Ivy Global Science and Technology Fund immediately before the acquisition were $102,611,502 and $9,297,885, respectively. The aggregate net assets of Ivy Science and Technology Fund and Ivy Global Science and Technology Fund immediately following the acquisition were $111,909,387 and $0, respectively.

On June 16, 2003, Ivy Mid Cap Growth Fund acquired all the net assets of Ivy US Emerging Growth Fund pursuant to a plan of reorganization approved by the shareholders of Ivy US Emerging Growth Fund on June 10, 2003. The acquisition was accomplished by a tax-free exchange of 3,520,272 shares of Ivy Mid Cap Growth Fund (valued at $27,334,380) for the 1,980,747 shares of Ivy US Emerging Growth Fund outstanding on June 16, 2003. Ivy US Emerging Growth Fund had net assets of $27,334,380, including $3,678,066 of net unrealized appreciation in value of investments and $41,518,711 of accumulated net realized losses on investments, which were combined with those of Ivy Mid Cap Growth Fund. The aggregate net assets of Ivy Mid Cap Growth Fund and Ivy US Emerging Growth Fund immediately before the acquisition were $26,567,950 and $27,334,380, respectively. The aggregate net assets of Ivy Mid Cap Growth Fund and Ivy US Emerging Growth Fund immediately following the acquisition were $53,902,330 and $0, respectively.

## Note 9 – Acquisitions of Advantus Enterprise Fund, Advantus Horizon Fund, Advantus Index 500 Fund and Advantus Money Market Fund

On December 8, 2003, Ivy Core Equity Fund acquired all the net assets of Advantus Index 500 Fund pursuant to a plan of reorganization approved by the shareholders of Advantus Index 500 Fund on November 26, 2003. The acquisition was accomplished by a tax-free exchange of 4,249,982 shares of Ivy Core Equity Fund (valued at $33,280,493) for the 2,400,840 shares of Advantus Index 500 Fund outstanding on December 8, 2003. Advantus Index 500 Fund had net assets of $33,277,474, including $5,911,503 of net unrealized appreciation in value of investments and $6,876,798 of accumulated net realized losses on investments, which were combined with those of Ivy Core Equity Fund. The aggregate net assets of Ivy Core Equity Fund and Advantus Index 500 Fund immediately before the acquisition were $266,407,080 and $33,277,474, respectively. The aggregate net assets of Ivy Core Equity Fund and Advantus Index 500 Fund immediately following the acquisition were $299,687,573 and $0, respectively. Advantus Index 500 Fund Class A, B and C shares merged into Ivy Core Equity Fund Class A.

On December 8, 2003, Ivy Large Cap Growth Fund acquired all the net assets of Advantus Horizon Fund pursuant to a plan of reorganization approved by the shareholders of Advantus Horizon Fund on November 26, 2003. The acquisition was accomplished by a tax-free exchange of 3,201,030 shares of Ivy Large Cap Growth Fund (valued at $29,203,164) for the 2,185,881 shares of Advantus Horizon Fund outstanding on December 8, 2003. Advantus Horizon Fund had net assets of $29,192,654, including $6,087,063 of net unrealized appreciation in value of investments and $15,819,183 of accumulated net realized losses on investments, which were combined with those of Ivy Large Cap Growth Fund. The aggregate net assets of Ivy Large Cap Growth Fund and Advantus Horizon Fund immediately before the acquisition were

$111,801,149 and $29,192,654, respectively. The aggregate net assets of Ivy Large Cap Growth Fund and Advantus Horizon Fund immediately following the acquisition were $141,004,313 and $0, respectively. Advantus Horizon Fund Class A, B and C shares merged into Ivy Large Cap Growth Fund Class A.

On December 8, 2003, Ivy Money Market Fund acquired all the net assets of Advantus Money Market Fund pursuant to a plan of reorganization approved by the shareholders of Advantus Money Market Fund on November 26, 2003. The acquisition was accomplished by a tax-free exchange of 32,238,877 shares of Ivy Money Market Fund (valued at $32,238,877) for the 32,238,877 shares of Advantus Money Market Fund outstanding on December 8, 2003. Advantus Money Market Fund had net assets of $32,238,877, including $0 of net unrealized appreciation in value of investments and $0 of accumulated net realized losses on investments, which were combined with those of Ivy Money Market Fund. The aggregate net assets of Ivy Money Market Fund and Advantus Money Market Fund immediately before the acquisition were $21,990,069 and $32,238,877, respectively. The aggregate net assets of Ivy Money Market Fund and Advantus Money Market Fund immediately following the acquisition were $54,228,946 and $0, respectively. Advantus Money Market Class A, B and C shares merged into Ivy Money Market Class A.

On December 8, 2003, Ivy Small Cap Growth Fund acquired all the net assets of Advantus Enterprise Fund pursuant to a plan of reorganization approved by the shareholders of Advantus Enterprise Fund on November 26, 2003. The acquisition was accomplished by a tax-free exchange of 4,061,128 shares of Ivy Small Cap Growth Fund (valued at $43,666,738) for the 4,672,306 shares of Advantus Enterprise Fund outstanding on December 8, 2003. Advantus Enterprise Fund had net assets of $43,656,594, including $6,463,903 of net unrealized appreciation in value of investments and $18,900,444 of accumulated net realized losses on investments, which were combined with those of Ivy Small Cap Growth Fund. The aggregate net assets of Ivy Small Cap Growth Fund and Advantus Enterprise Fund immediately before the acquisition were $524,433,879 and $43,656,594, respectively. The aggregate net assets of Ivy Small Cap Growth Fund and Advantus Enterprise Fund immediately following the acquisition were $568,100,617 and $0, respectively. Advantus Enterprise Fund Class A, B and C shares merged into Ivy Small Cap Growth Fund Class A.

## Note 10 – Name Change

On March 31, 2005, Ivy Tax-Managed Equity Fund changed its name to Ivy Capital Appreciation Fund.

# Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders,**
**Ivy Funds, Inc.:**

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Asset Strategy Fund, Capital Appreciation Fund (formerly Tax-Managed Equity Fund), Core Equity Fund, High Income Fund, International Growth Fund, Large Cap Growth Fund, Limited-Term Bond Fund, Mid Cap Growth Fund, Money Market Fund, Municipal Bond Fund, Science and Technology Fund and Small Cap Growth Fund (collectively the "Funds") comprising Ivy Funds, Inc. (formerly W&R Funds, Inc.) as of March 31, 2005, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Funds comprising Ivy Funds, Inc., as of March 31, 2005, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended, and their financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2005

# Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you in the Funds shown on the record dates, will give you the total amounts to be reported in your Federal income tax return for the years in which they were received or reinvested.

**PER-SHARE AMOUNTS REPORTABLE AS:**

| | | For Individuals | | | | For Corporations | |
|---|---|---|---|---|---|---|---|
| Record Date | Total | Qualifying | Non-Qualifying | Long-Term Capital Gain | Qualifying | Non-Qualifying | Long-Term Capital Gain |
| **Ivy Asset Strategy Fund Class A** | | | | | | | |
| 6-16-04 | $0.0670 | $0.0670 | $ — | $ — | $ — | $0.0670 | $ — |
| 9-15-04 | — | — | — | — | — | — | — |
| 12-15-04 | 0.1114 | — | — | 0.1114 | — | — | 0.1114 |
| 3-9-05 | — | — | — | — | — | — | — |
| Total | $0.1784 | $0.0670 | $ — | $0.1114 | $ — | $0.0670 | $0.1114 |
| **Ivy Asset Strategy Fund Class B** | | | | | | | |
| 6-16-04 | $0.0150 | $0.0150 | $ — | $ — | $ — | $0.0150 | $ — |
| 9-15-04 | — | — | — | — | — | — | — |
| 12-15-04 | 0.1114 | — | — | 0.1114 | — | — | 0.1114 |
| 3-9-05 | — | — | — | — | — | — | — |
| Total | $0.1264 | $0.0150 | $ — | $0.1114 | $ — | $0.0150 | $0.1114 |
| **Ivy Asset Strategy Fund Class C** | | | | | | | |
| 6-16-04 | $0.0160 | $0.0160 | $ — | $ — | $ — | $0.0160 | $ — |
| 9-15-04 | — | — | — | — | — | — | — |
| 12-15-04 | 0.1114 | — | — | 0.1114 | — | — | 0.1114 |
| 3-9-05 | — | — | — | — | — | — | — |
| Total | $0.1274 | $0.0160 | $ — | $0.1114 | $ — | $0.0160 | $0.1114 |
| **Ivy Asset Strategy Fund Class Y** | | | | | | | |
| 6-16-04 | $0.0710 | $0.0710 | $ — | $ — | $ — | $0.0710 | $ — |
| 9-15-04 | — | — | — | — | — | — | — |
| 12-15-04 | 0.1114 | — | — | 0.1114 | — | — | 0.1114 |
| 3-9-05 | — | — | — | — | — | — | — |
| Total | $0.1824 | $0.0710 | $ — | $0.1114 | $ — | $0.0710 | $0.1114 |

## PER-SHARE AMOUNTS REPORTABLE AS:

| | | For Individuals | | | | For Corporations | | |
|---|---|---|---|---|---|---|---|---|
| Record Date | Total | Qualifying | Non-Qualifying | Long-Term Capital Gain | | Qualifying | Non-Qualifying | Long-Term Capital Gain |
| | | **Ivy International Growth Fund Class A** | | | | | | |
| 12-15-04 | $0.1704 | $0.1704 | $ — | $ — | | $0.00046 | $0.16994 | $ — |
| | | **Ivy International Growth Fund Class B** | | | | | | |
| 12-15-04 | $0.0544 | $0.0544 | $ — | $ — | | $0.00015 | $0.05425 | $ — |
| | | **Ivy International Growth Fund Class C** | | | | | | |
| 12-15-04 | $0.0654 | $0.0654 | $ — | $ — | | $0.00017 | $0.06523 | $ — |
| | | **Ivy International Growth Fund Class Y** | | | | | | |
| 12-15-04 | $0.2134 | $0.2134 | $ — | $ — | | $0.00057 | $0.21283 | $ — |

Dividends are declared and recorded by each of the following Funds on each day the New York Stock Exchange is open for business. Dividends are paid monthly usually on the 27th of the month or on the preceding business day if the 27th is a weekend or holiday.

Exempt Interest Dividends – The exempt interest portion of dividends paid represents the distribution of state and municipal bond interest and is exempt from Federal income taxation.

The table below shows the taxability of dividends and long-term capital gains paid during the fiscal year ended March 31, 2005:

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
|---|---|---|---|---|---|---|---|
| | | For Individuals | | | For Corporations | | |
| Record Date | Total | Qualifying | Non-Qualifying | Long-Term Capital Gain | Qualifying | Non-Qualifying | Long-Term Capital Gain |
| **High Income Fund** **Class A, Class B, Class C and Class Y** | | | | | | | |
| April 2004 through December 2004 | 100.0000% | 0.32310% | 99.67690% | —% | 0.32540% | 99.67460% | —% |
| January 2005 through March 2005 | 100.0000% | 0.04920% | 99.95080% | —% | 0.04920% | 99.95080% | —% |
| **Limited-Term Bond Fund** **Class A, Class B, Class C and Class Y** | | | | | | | |
| April 2004 through March 2005 | 100.0000% | —% | 100.00000% | —% | —% | 100.00000% | —% |
| **Money Market Fund** **Class A, Class B and Class C** | | | | | | | |
| April 2004 through March 2005 | 100.0000% | —% | 100.00000% | —% | —% | 100.00000% | —% |

**Municipal Bond Fund**
**Class A, Class B, Class C and Class Y**

| | | For Individuals | | | | For Corporations | | |
|---|---|---|---|---|---|---|---|---|
| Record Date | Total | Qualifying | Non-Qualifying | Long-Term Capital Gain | Exempt Interest | Non-Qualifying | Long-Term Capital Gain | Exempt Interest |
| April 2004 through December 2004 | 100.0000% | —% | 0.43637% | —% | 99.56363% | 0.43637% | —% | 99.56363% |
| January 2005 through March 2005 | 100.0000% | —% | 0.20838% | —% | 99.79162% | 0.20838% | —% | 99.79162% |

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Income from Municipal Bond Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

# The Board of Directors of Ivy Funds, Inc.

The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex. The Ivy Family of Funds is comprised of the funds in Ivy Funds, Inc. (13 portfolios) and Ivy Funds (15 portfolios). The Advisors Fund Complex is comprised of each of the funds in the Waddell & Reed Advisors Funds (21 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (18 portfolios).

Each of the individuals listed below serves as a director or trustee for each of the funds within the Ivy Family of Funds. Eleanor B. Schwartz, Joseph Harroz, Jr., Henry J. Herrmann and Keith A. Tucker also serve as directors of each of the funds in the Advisors Fund Complex. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Two of the Directors are considered by Ivy Funds, Inc. and its counsel to be "interested persons" of the Funds or of their investment manager because of their employment by Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries. The other Directors (more than a majority of the total number) are independent; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including Ivy Funds Distributor, Inc. (IFDI), Ivy Investment Management Company (IICO) (formerly, Waddell & Reed Ivy Investment Company), and Waddell & Reed Services Company (WRSCO).

## Additional Information about Directors

The Statement of Additional Information (SAI) for Ivy Funds, Inc. includes additional information about the Corporation's Directors. The SAI is available without charge, upon request, by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

## INDEPENDENT DIRECTORS

**Jarold W. Boettcher** (64)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Corporation: Director
Number of portfolios overseen by Director: 28
Director since: 2003
Director of Funds in the Fund Complex since: 2002
Principal Occupations During Past 5 Years: President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); President of Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); President of Boettcher Aerial, Inc. (Aerial Ag Applicator) (1983 to present)
Other Directorships held by Director: Director of Guaranty State Bank & Trust Co.; Director of Guaranty, Inc.; Trustee of Ivy Funds

**James D. Gressett** (54)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Corporation: Director
Number of portfolios overseen by Director: 28
Director since: 2003
Director of Funds in the Fund Complex since: 2002
Principal Occupations During Past 5 Years: Secretary of Streetman Homes Ltd, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to 2004); President of Alien, Inc. (real estate development) (1997 to 2001)
Other Directorships held by Director: Director of Collins Financial Services, a debt recovery company; Trustee of Ivy Funds

**Joseph Harroz, Jr.** (38)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Corporation: Director
Number of portfolios overseen by Director: 70
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)
Other Directorships held by Director: Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

**Glendon E. Johnson, Jr.** (53)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Corporation: Director
Number of portfolios overseen by Director: 28
Director since: 2003
Director of Funds in the Fund Complex since: 2002
Principal Occupation During Past 5 Years: Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Member/Manager, Castle Valley Ranches, LLC (ranching) (1995 to present)
Other Directorships held by Director: Trustee of Ivy Funds

**Eleanor B. Schwartz** (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 70

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present) Professor of Business Administration (1980 to 2003) and Chancellor (1991 to 1999), University of Missouri at Kansas City

Other Directorships held by Director: Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

**Michael G. Smith** (60)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 28

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: Director, Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds & Mason Street Advisors Funds (29 portfolios overseen); Trustee of Ivy Funds

**Edward M. Tighe** (62)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Director

Number of portfolios overseen by Director: 28

Director since: 2003

Director of Funds in the Fund Complex since: 2002

Principal Occupation During Past 5 Years: Retired; CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); CEO and Director of JBE Technology Group, Inc. (telecommunications services) (2001 to 2003); CEO and Director of Global Mutual Fund Services (1993 to 2000); CEO and Director of Global Technology Management, Inc. (software and consulting) (1992 to 2000)

Other Directorships held by Director: Director of Hansberger Institutional Funds (2 portfolios overseen); Trustee of Ivy Funds

## INTERESTED DIRECTORS

**Henry J. Herrmann** (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Director and President

Number of portfolios overseen by Director: 70

Director since: 1998; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: President and Chief Investment Officer (CIO) of WDR (1998 to present); President and CEO of IICO (2002 to present); CIO of IICO (2003 to present); President and CEO of Waddell & Reed Investment Management Company (WRIMCO), an affiliate of IICO, (1993 to present); CIO of WRIMCO (1991 to present); President of each of the Funds in the Fund Complex (2001 to present)

Other Directorships held by Director: Chairman of the Board (COB) and Director of IICO; COB and Director of Ivy Services, Inc., an affiliate of IICO; Director of WDR, W&R and WRIMCO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

**Keith A. Tucker** (60)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: COB and Director

Number of portfolios overseen by Director: 70

Director since: 1993; COB since: 1998

Director of Funds in the Fund Complex since: 1993

Principal Occupation(s) During Past 5 Years: CEO of WDR (1998 to present)

Other Directorships held by Director: COB and Director of WDR, WRIMCO and WRSCO; Director of W&R; COB of W&R (1993 to 2005); COB and Trustee of Ivy Funds and Director of each fund in the Advisors Fund Complex

## OFFICERS

**Theodore W. Howard** (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Principal Accounting Officer, Treasurer and Vice President since 1992; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Principal Accounting Officer and Treasurer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of WRSCO (1988 to 2001)

Directorships held: None

**Kristen A. Richards** (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of IICO (2002 to present); Vice President, Secretary and Associate General Counsel of each of the Funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (1998 to 2000)

Directorships held: None

**Daniel C. Schulte** (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Corporation: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Senior Vice President, General Counsel and Assistant Secretary of Ivy Services, Inc. (2002 to present); Vice President, General Counsel and Assistant Secretary of IICO (2002 to present); Vice President and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Secretary of WDR (2000 to 2003); Assistant Secretary of WDR (1998 to 2000)

Directorships held: None

**Scott J. Schneider** (37)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Corporation: Chief Compliance Officer since 2004

Position held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)

Directorships Held: None

# Ivy Funds, Inc. Privacy Notice

The following privacy notice is issued by Ivy Funds, Inc. (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Funds Distributor, Inc. ("IFDI").

## Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

## Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

## Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to non-affiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

# Proxy Voting Information

**Proxy Voting Guidelines**

A description of the policies and procedures Ivy Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at http://www.sec.gov.

**Proxy Voting Records**

Information regarding how the Corporation voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Corporation's website at http://www.ivyfunds.com and on the SEC's website at http://www.sec.gov.

# Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year is filed with the Securities and Exchange Commission ("SEC") on the Corporation's Form N-Q, 60 days after the end of the quarter. This form may be obtained in the following ways:

- On the SEC's website at http://www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by callling 1.800.SEC.0330.
- On the Corporation's website at http://www.ivyfunds.com.

# Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of a Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

# To all Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

## THE IVY FUNDS FAMILY

**Global/International Funds**
  Cundill Global Value Fund
  European Opportunities Fund
  International Fund
  International Balanced Fund
  International Growth Fund
  International Value Fund
  Pacific Opportunities Fund

**Domestic Equity Funds**
  Capital Appreciation Fund (formerly, Tax-Managed Equity Fund)
  Core Equity Fund
  Dividend Income Fund
  Large Cap Growth Fund
  Mid Cap Growth Fund
  Small Cap Growth Fund
  Small Cap Value Fund
  Value Fund

**Fixed Income Funds**
  Bond Fund
  High Income Fund
  Limited-Term Bond Fund
  Mortgage Securities Fund
  Municipal Bond Fund

**Money Market Funds**
  Cash Reserves Fund
  Money Market Fund

**Specialty Funds**
  Asset Strategy Fund
  Balanced Fund
  Global Natural Resources Fund
  Real Estate Securities Fund
  Science and Technology Fund

**1.800.777.6472**
**Visit us online at www.ivyfunds.com**

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

**Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus carefully before investing.**

**Ivy Funds**
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217

 Ivy Funds

WRR3000A (3-05)